At IAS Part 53 of the Supreme Court of the State of New York, held in and for the County of New York, at the Courthouse located at 60 Centre Street, New York, New York on the ___ day of August 2022

PRESENT:______________________
Justice

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
This Document Relates To: The Consolidated Action	Part 53: Justice Andrew S. Borrok

[PROPOSED] ORDER TO SHOW CAUSE

Upon reading the annexed Affirmation of Phillip Kim, dated September 7, 2022 ("Kim Affirmation"), and the attached exhibits, and all pleadings and proceedings relevant to this action and the related action, *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct.) ("*Dominus*"),[1] it is hereby:

ORDERED that the parties show cause before this Court, at the Courthouse located at 60 Centre Street, Part 53, Room 238, New York, New York, 10007, on the ___ day of ___________, 2022, at ___ __.m., or as soon thereafter as counsel can be heard, why an order should not be issued:

[1] On August 17, 2022, plaintiffs and certain defendants executed a Stipulation of Settlement [NYSCEF 160] and filed an unopposed [Proposed] Order to Show Cause, which sought preliminary approval of that settlement [NYSCEF 158]. Subsequently, the parties reached a global settlement, which is now before the Court.

1.   preliminarily approving the parties' Amended Stipulation of Settlement (the "Stipulation"), attached as Exhibit 1 to the Kim Affirmation, which resolves as against all defendants defined in the Stipulation as the Settling Defendants the claims raised in this action and *Dominus* (together, the "State Action") as well as the claims against the Settling Defendants raised in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.)*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action");

2.   entering the proposed Preliminary Approval Order, attached as Exhibit A to the Stipulation, as well as submitted separately with the preliminary approval motion;

3.   directing the date and time for a Settlement Hearing at which time the Court will consider whether the Settlement should be finally approved, along with entry of Final Judgment; and

4.   granting such other and further relief as the Court deems proper; and it is further ORDERED that no additional submissions are necessary because Settling Defendants do not oppose this motion.

IT IS SO ORDERED.

DATED: _____, 2022

_____
THE HONORABLE ANDREW S. BORROK, J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION ⟩	Index No. 651295/2021
⟩	CLASS ACTION
⟩	Part 53: Justice Andrew S. Borrok
This Document Relates To: ⟩	
The Consolidated Action ⟩	
⟩	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, ⟩	Index No. 652906/2022
Plaintiff, ⟩	CLASS ACTION
⟩	Part 53: Justice Andrew S. Borrok
v. ⟩	
INFINITY Q CAPITAL MANAGEMENT LLC, et al., ⟩	
Defendants. ⟩	

AFFIRMATION OF PHILLIP KIM

I, PHILLIP KIM, an attorney duly admitted to practice before the courts of the State of

New York, affirm the following to be true under penalty of perjury:

1.   I am a member of the Bar of the State of New York and a partner of The Rosen

Law Firm, P.A., Co-Lead Counsel in the above-captioned action.

2.   I submit this affirmation in support of Lead Plaintiffs' proposed Order to Show

Cause as to why Preliminary Approval of the Settling Parties' Amended Stipulation of Settlement (the "Stipulation" attached as Exhibit 1 hereto)[1] should not be granted. As the Stipulation explains, the Settlement resolves the claims raised in this consolidated action *In re Infinity Q Diversified Alpha Fund Securities Litigation,* Index No. 651295/2021 and the related *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (together, the "State Action"), as well as the claims raised in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action"). Settling Defendants do not oppose this Order to Show Cause.

3.   Pursuant to CPLR § 2217(b), I state that on August 17, 2022, Lead Plaintiffs and certain defendants executed a Stipulation of Settlement [NYSCEF 160] and filed an unopposed [Proposed] Order to Show Cause, which sought preliminary approval of that settlement [NYSCEF 158]. While that August 17 Order to Show Cause was pending before the Court, the parties reached a global settlement, which is now the subject of the instant Order to Show Cause.

4.   At this stage, Lead Plaintiffs seek only preliminary approval of the proposed Settlement.

5.   The proposed Preliminary Approval Order is attached as Exhibit A to the Stipulation.

6.   The proposed Notice of Proposed Settlement of Class Action ("Notice") to Class Members and basic Proof of Claim and Release form ("Proof of Claim") are attached as Exhibits A-1 and A-2, respectively, to the Stipulation. The proposed Notice comports with the

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[1]   Unless otherwise defined herein, all capitalized terms shall maintain the same meanings as those set forth in the Stipulation. The Stipulation supersedes the August 17th, 2022 Stipulation of Settlement (NYSCEF Doc. 160) in the State Action and resolves all of the claims in the State Action.

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requirement in CPLR § 908 that class actions should not be settled without the approval of this Court and notice to the class.

7.   Lead Plaintiffs and Lead Counsel, based on their experience, evaluation of the facts and applicable law, their recognition of the Settlement amount, and the risk and expense of continued litigation, submit that the proposed Settlement is fair, reasonable, adequate, and is in the best interests of the Class.

8.   The amount of the Settlement Fund is up to $48,000,000. After deduction of any Court-awarded attorneys' fees and expenses, any Court-awarded sum to Lead Plaintiffs for representing the Class, Notice and Administrative Expenses, Taxes and Tax Expenses, and any other Court-approved deductions, the amount remaining in the Settlement Fund will be distributed on a pro rata basis to all Class Members who timely submit a valid claim form.

9.   Among other things, granting preliminary approval to the Settlement will, subject to Final approval of the Settlement, result in the creation of the Class, which will consist of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016, and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Fund") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation, (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iii) any Defendant's legal representatives, heirs, successors or assigns; and (iv) any entity in which any of foregoing excluded Persons has or had a controlling majority ownership interest.

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10.   After Notice has been disseminated, Class Members will have the option of objecting to the Settlement or opting out to exclude themselves from the Settlement. Class Members will also have the option to submit the Proof of Claim and receive their pro rata portion of the Settlement Fund, after deductions for: (i) the cost of Notice and Administrative Expenses; (ii) litigation expenses; (iii) attorneys' fees; and (iv) an award for Lead Plaintiffs. Class Members who do not opt out will be bound by the Settlement.

11.   As described in the proposed Preliminary Approval Order, Lead Plaintiffs will present the Settlement to the Court for Final approval through formal motion practice. At that time, Lead Plaintiffs will explain why Final approval of the Settlement, Plan of Allocation, and request for attorneys' fees and expenses and award to Lead Plaintiffs for their representation of the Class should be granted and will also address any objections submitted by Class Members.

12.   If the Court grants preliminary approval of the Settlement, Lead Plaintiffs respectfully submit the following procedural schedule for the Court's consideration:

Event	Time for Compliance
Deadline for mailing the Notice and Proof of Claim to Class Members	21 calendar days after entry of the Preliminary Approval Order ("Notice Date")
Deadline for publishing the Summary Notice	10 calendar days after the Notice Date
Deadline for Class Members to file Proof of Claims	90 calendar days after the Notice Date
Filing of memoranda in support of approval of the Settlement and Plan of Allocation and in support of Fee and Expense Application	35 calendar days prior to the Settlement Hearing
Deadline for Class Members to submit objections or exclusion requests	21 calendar days prior to the Settlement Hearing
Filing of reply memoranda	7 calendar days before the Settlement Hearing
Settlement Hearing	At least 90 calendar days following entry of the Preliminary Approval Order, at the Court's convenience

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13.   Based on the foregoing, Lead Plaintiffs respectfully request that the Court preliminarily approve the Settlement, authorize the Notice to be disseminated to the Class, as set forth in the attached exhibits, and schedule a Settlement Hearing to consider whether the Settlement should be fully and finally approved on a date at least ninety (90) days from the date upon which preliminary approval is granted.

Executed this 7th day of September, 2022, at New York, New York.



PHILLIP KIM

5

Exhibit 1

EXECUTION COPY

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
This Document Relates To:	Part 53: Justice Andrew S. Borrok
The Consolidated Action	

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,	Index No. 652906/2022
Plaintiff,	CLASS ACTION
v.	Part 53: Justice Andrew S. Borrok
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,	
Defendants.	

AMENDED STIPULATION OF SETTLEMENT

This Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation" or the "Agreement"), is made and entered into by and among: (i) plaintiffs Andrea Hunter, David Rosenstein, and Neil O'Connor (collectively, the "State Plaintiffs," lead plaintiffs in *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) (together with *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et. al.*, Index No. 652906/2022 (N.Y. Sup. Ct.), the "State Action")); (ii) Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") and plaintiff Dominus Multimanager Fund, Ltd. ("Dominus") (collectively, the "Federal Plaintiffs"), plaintiffs in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund L.P. Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action")); and (iii) The Trust for Advised Portfolios ("TAP"), including Infinity Q Diversified Alpha Fund (the "Diversified Fund"); Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively, the "TAP Individual Defendants"); U.S. Bancorp Fund Services LLC ("U.S. Bancorp"); Quasar Distributors, LLC ("Quasar"); EisnerAmper LLP ("EisnerAmper"); Infinity Q Capital Management LLC ("IQCM"); Infinity Q Management Equity, LLC ("IQME"); James Velissaris ("Velissaris"); Scott Lindell ("Lindell"); Leonard Potter ("Potter"); Bonderman Family Limited Partnership, LP ("BFLP") (collectively, IQCM, IQME, Velissaris, Lindell, Potter, and BFLP are the "IQCM Parties") (TAP, TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper, and the IQCM Parties, are each a "Settling Defendant" and are collectively the "Settling Defendants") by and through their counsel of record in the Litigation.[1] This Stipulation is intended by State Plaintiffs,

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[1] All capitalized terms not otherwise defined shall have the meanings ascribed to them in Section 1 herein.

Federal Plaintiffs, and the Settling Defendants (collectively, the "Settling Parties") to fully, finally, and forever resolve, discharge, and settle the Litigation and the Released Claims, as defined below, with respect to the Settling Defendants upon and subject to the terms and conditions hereof, subject to the approval of this Court pursuant to Article 9 of the New York Civil Practice Law and Rules (the "CPLR").

WHEREAS:

A.   Plaintiff Andrea Hunter commenced an action by filing the Complaint for Violations of the Securities Act of 1933 on February 24, 2021. *Hunter v. Infinity Q Diversified Alpha Fund, et al.*, Index No. 651295/2021 (N.Y. Sup. Ct.) ("*Hunter*").

B.   Plaintiff Liang Yang commenced the Federal Action by filing the Class Action Complaint for Violation of the Federal Securities Laws on February 26, 2021. *Yang v. Trust for Advised Portfolios, et al.*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) ("*Yang*").

C.   By order dated April 15, 2021, the *Hunter* action was consolidated with the factually-related action, *Rosenstein v. Trust for Advised Portfolios, et al.*, Index No. 651302/2021 (N.Y. Sup. Ct.), and proceeded under the caption *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) (the "Initial State Action"). Also by that order, the law firms of Scott+Scott Attorneys at Law LLP ("Scott+Scott") and The Rosen Law Firm, P.A. ("Rosen") were appointed co-lead counsel for plaintiffs in that Action.

D.   On April 16, 2021, the State Plaintiffs filed the Consolidated Complaint for Violations of the Securities Act of 1933 in the Initial State Action, which defendants moved to dismiss.

E.   On June 8, 2021, plaintiff Oak Financial Group, Inc. filed a factually-related complaint asserting claims for alleged violations of the federal securities laws and common law fraud in the United States District Court for the Eastern District of New York. *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.).

F.   On February 9, 2022 plaintiff Charles Sherck filed a putative class action complaint, the allegations of which are factually related to the complaints in *Hunter* and *Yang*, and which alleges violations of the federal securities laws against U.S. Bancorp in Milwaukee County Circuit Court, State of Wisconsin. *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) ("*Sherck*").

G.   On February 17, 2022, plaintiffs Schiavi and Dattani and Dominus filed a putative class action complaint on behalf of purchasers in the Diversified Fund and the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Feeder Fund") and the Infinity Q Volatility Alpha Fund, L.P. (the "Volatility Master Fund," and together with the Volatility Feeder Fund, the "Volatility Fund") (the Volatility Fund and the Diversified Fund are, collectively, the "Funds"), the allegations of which are factually related to the complaints in *Hunter*, *Yang*, and *Sherck*. *Schiavi + Company LLC DBA Schiavi + Dattani, et al. v. Trust for Advised Portfolios, et al.*, Case No. 1:22-cv-00896 (E.D.N.Y.) ("*Schiavi*").

H.   On March 31, 2022, Schiavi and Dattani was appointed lead plaintiff in the Federal Action and Robbins Geller Rudman & Dowd LLP ("Robbins Geller") and Boies Schiller Flexner LLP were appointed co-lead counsel.

I.   On April 8, 2022, the *Yang* action was consolidated with the factually-related *Schiavi* action.

J.   On May 2, 2022, the State Plaintiffs filed their Consolidated Amended Complaint for Violations of the Securities Act of 1933 in the Initial State Action.

K.   On June 6, 2022, the Federal Plaintiffs filed the Consolidated Complaint for Violations of the Federal Securities Laws in the Federal Action.

L.   On August 12, 2022, plaintiff Dominus filed a putative class action complaint in the Supreme Court of the State of New York on behalf of purchasers in the Volatility Fund in furtherance of the settlement, the allegations of which are factually related to the Initial State Action and the Federal Action. *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et. al.*, Index No. 652906/2022 (N.Y. Sup. Ct.) ("*Dominus*").

M.   On August 15, 2022, the State Plaintiffs filed a motion for leave to file a second Consolidated Amended Complaint for Violations of the Securities Act of 1933 in the Initial State Action, which includes Lead Plaintiff Schiavi and Dattani in the Federal Action, as a class representative for investors in the Diversified Fund.

N.   The parties to the State Action and the Federal Action have been engaged in mediation since December 17, 2021, before Robert A. Meyer, Esq. of JAMS, a nationally recognized and Chambers-rated mediator with extensive experience in mediating and resolving complex litigation matters. Mr. Meyer has been involved with all aspects of the mediation and negotiations with counsel for the parties during the eight-month mediation process, involving two full days of mediation, multiple written submissions, numerous discussions, and arm's-length negotiations.

O.   On August 17, 2022, the State Plaintiffs, Federal Plaintiffs, and the Settling Defendants except for the IQCM Parties, entered into the Stipulation of Settlement. Subsequently, State Plaintiffs, Federal Plaintiffs, and the Settling Defendants reached agreement to settle the Litigation on the terms set forth herein, and the Settling Parties therefore enter into this amended

Stipulation of Settlement to document the settlement of all claims asserted against all Defendants in the Litigation.

I.   TERMS OF THE STIPULATION AND AGREEMENT OF SETTLEMENT

Without any admission or concession on the part of Lead Plaintiffs (defined below) of any lack of merit of the Litigation whatsoever and without any admission or concession of any liability or wrongdoing or lack of merit in the defenses whatsoever by Settling Defendants, IT IS HEREBY STIPULATED AND AGREED by and among Lead Plaintiffs (on behalf of themselves and the Class) and the Settling Defendants, by and through their respective counsel, that, subject to the approval of the Court pursuant to Article 9 of the CPLR, in consideration of the benefits flowing to the Settling Parties hereto from the Settlement, that the Litigation and the Released Claims, as against the Released Defendant Parties, and all of the Released Defendants' Claims, as against the Released Plaintiff Parties and the Released Defendant Parties, shall be finally and fully compromised, settled, and released, and the Litigation shall be dismissed with prejudice, upon and subject to the terms and conditions of this Stipulation, as follows:

1.   Certain Definitions

As used in this Stipulation, the following capitalized terms shall have the following meaning:

1.1   "Authorized Claimant" means any Class Member who submits a valid Claim to the Claims Administrator that is accepted for payment.

1.2   "Claim(s)" means a Proof of Claim and Release that is submitted by a Class Member to the Claims Administrator either electronically or by submission of a paper Proof of Claim and Release.

1.3   "Claims Administrator" means the firm of Gilardi & Co. LLC.

1.4 "Class" means all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Diversified Fund (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016 and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through the Volatility Fund during the Class Period. Excluded from the Class are: (i) defendants in the Litigation ("Defendants"); (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

1.5 "Class Member" or "Member of the Class" means a Person who falls within the definition of the Class, as set forth in ¶1.4 above.

1.6 "Court" means the Supreme Court of New York, New York County.

1.7 "Effective Date," or the date upon which the Settlement becomes "Effective," means the first date by which all of the events and conditions specified in ¶7.1 of this Stipulation have been met, have occurred, or have been waived.

1.8 "Escrow Account" means an interest-bearing escrow account, controlled by Lead Counsel, established by the Escrow Agent pursuant to ¶2.2 of this Stipulation to receive the Settlement Amount as specified in ¶2.2 hereof.

1.9 "Escrow Agent" means Robbins Geller, Scott+Scott, and Rosen.

1.10 "Fee and Expense Award" means any attorneys' fees and expenses awarded by the Court, as described in ¶6.1.

1.11 "Final" means, with respect to the Judgment: (a) if no appeal therefrom has been filed, the time has passed for any notice of appeal to be timely filed therefrom; or (b) if an appeal has been filed, either (i) the Judgment has been finally affirmed or (ii) the appeal from the Judgment has been dismissed and the time for any reconsideration or further appellate review has passed. For purposes of this paragraph, an "appeal" shall include any motion for reconsideration or petition for a writ of *certiorari* or other writ that may be filed in connection with approval or disapproval of the Settlement. Any appeal or proceeding seeking subsequent judicial review pertaining solely to an order issued with respect to: (a) attorneys' fees or expenses; (b) the Plan of Allocation (as submitted or subsequently modified); or (c) the procedures for determining whether a Person who has submitted a claim is an Authorized Claimant shall not in any way delay, affect, or preclude the Judgment from becoming Final.

1.12 "Judgment" means the Final Judgment and Order of Dismissal with Prejudice to be rendered by the Court, substantially in the form attached hereto as Exhibit B, as well as any form of final judgment that may be entered by the Court in a form other than the form attached hereto as Exhibit B, and where none of the Settling Parties elects to terminate the Settlement by reason of such variance, consistent with the terms of this Stipulation.

1.13 "Lead Counsel" means Scott+Scott, Rosen, and Robbins Geller.

1.14 "Lead Plaintiffs" means the State Plaintiffs and the Federal Plaintiffs.

1.15 "Litigation" means the State Action and the Federal Action (defined above).

1.16 The "Milwaukee Class Action" means *Sherck v. U.S. Bancorp Fund Services*, *LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.), pending in Milwaukee Circuit Court in the State of Wisconsin, which purports to allege claims against U.S. Bancorp under the Securities Act of 1933

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on behalf of a class of shareholders of the Diversified Fund during the putative class period of January 1, 2019 through December 30, 2020.

1.17 "Net Settlement Fund" means the Settlement Fund less: (a) any Court-awarded attorneys' fees, expenses, and interest thereon; (b) any Court-awarded sum to the Lead Plaintiffs for their time and expense incurred in connection with their representation of the Class; (c) Notice and Administrative Expenses; (d) Taxes and Tax Expenses; and (e) other Court-approved deductions.

1.18 "Notice" means the Notice of Pendency and Proposed Settlement of Class Action, which is to be sent to Members of the Class, substantially in the form attached hereto as Exhibit 1-A.

1.19 "Notice and Administrative Expenses" means the reasonable costs and expenses actually incurred in connection with providing Notice of the Settlement to the Class by mail, publication, and other means, locating Class Members, assisting with the submission of Claims, processing Proof of Claim and Release forms, administering the Settlement, and paying escrow taxes, fees, and costs, if any.

1.20 "Oak Financial Action" means *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.), pending in the United States District Court for the Eastern District of New York, which purports to allege claims against certain Settling Defendants on behalf of an investment adviser which allegedly purchased shares of the Diversified Fund between October 27, 2015 and August 2020.

1.21 "Person(s)" means an individual, corporation (including all divisions and subsidiaries), limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any

political subdivision or agency thereof, and any business or legal entity and all of their respective

spouses, heirs, beneficiaries, executors, administrators, predecessors, successors, representatives,

or assignees.

1.22 "Plaintiffs' Counsel" means any attorney or firm who has appeared in the Litigation

on behalf of a plaintiff or the Class.

1.23 "Plan of Allocation" means the plan described in the Notice or any alternate plan

approved by the Court whereby the Net Settlement Fund shall be distributed to Authorized

Claimants. Any Plan of Allocation is not part of this Stipulation and neither Settling Defendants

nor their Related Parties shall have any responsibility or liability with respect thereto.

1.24 "Proof of Claim and Release" means the Proof of Claim and Release form for

submitting a Claim, which, subject to approval of the Court, shall be substantially in the form

attached hereto as Exhibit A-2, and that a Class Member must complete and submit should that

Class Member seek to share in a distribution of the Net Settlement Fund.

1.25 "Related Party" or "Related Parties" means, as applicable, each plaintiff's, Class

Member's, Plaintiffs' Counsel's, Settling Defendants', Settling Defendants' Counsel's, or the

Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled

and controlling persons, associates, and affiliates and each and all of their respective present and

former trustees, employees, members, partners, principals, officers, directors, controlling

shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants,

auditors, consultants, custodians, administrators, transfer agents, underwriters, investment

bankers, distributors, commercial bankers, entities providing fairness opinions, general or limited

partners or partnerships, limited liability companies, members, joint ventures and insurers and reinsurers of each of them, and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any Person excluded from the definition of "Released Defendant Parties" in the last sentence of ¶1.27 hereof shall not be considered a Related Party in this definition.

1.26   "Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation or that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in any of the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of the Diversified Fund or the Volatility Fund during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include: (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (ii) claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) the claims of any Person who submits a timely request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined in ¶1.39 hereof. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in the Milwaukee Class Action; and (b) in the Oak Financial Action.

1.27   "Released Defendant Party" or "Released Defendant Parties" means: (i) TAP and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment advisors, distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iii) Quasar and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iv) EisnerAmper, Eisner Advisory Group, LLC, Eisner Partners SPV LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns (the "EisnerAmper Releasees"); (v) the Volatility Fund and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, assigns, administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians, and transfer agents, predecessors, successors, and assigns (the "IQCM Parties' Releasees"); (vii) for each of the foregoing in (i), (ii), (iii), (iv), (v), and (vi) all of their respective current and former officers, trustees, directors, partners, principals, members, managers, controlling persons, employees, attorneys, insurers, agents, representatives, consultants, and Related Parties, including, but not limited to, the TAP Individual Defendants; (vii) Potter and Velissaris in their capacity as directors or officers of IQCF, including their execution or discharge of their duties, powers, authorities, or discretions as directors or officers of IQCF or their conduct of the business or affairs of IQCF; and (viii) for Settling Defendants who are natural persons, their spouses, family members, heirs, insurers, executors, trustees, Related Parties, and any trust of which any such Person is settlor or which is for their benefit or the benefit of their spouses, family members, or heirs.

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1.28 "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation including both known and Unknown Claims, as defined in ¶1.39 hereof, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing in this Agreement shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund or the Volatility Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation including both known and Unknown Claims, as defined in ¶1.39 hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Diversified Fund, Diversified Fund Shares, the Volatility Fund, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to

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indemnification between or among Released Defendant Parties or any combination of Released Defendant Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, (b) nothing in this Agreement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in ¶1.39 hereof, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris, and/or IQCM Parties' Releasees, (c) nothing in this Agreement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris, and/or IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in ¶1.39 hereof, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, or the Volatility Fund, and (d) nothing in this Agreement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in ¶1.39 hereof, each may have against each other.

1.29   "Released Plaintiff Party" or "Released Plaintiff Parties" means each and every

Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

1.30   "Settlement" means the resolution of the Litigation in accordance with the terms

and provisions of this Stipulation.

1.31   "Settlement Fund" means the Settlement Amount as specified in ¶2.2 hereof plus

all interest and accretions thereto.

1.32   "Settlement Hearing" means the hearing set by the Court to consider whether the

Settlement should be approved as fair, reasonable, and adequate within the meaning of Article 9

of the CPLR.

1.33   "Settling Defendant" or "Settling Defendants" means TAP, including the

Diversified Fund; the TAP Individual Defendants; Quasar; U.S. Bancorp; EisnerAmper; and the

IQCM Parties.

1.34   "Settling Defendants' Counsel" collectively means Morgan, Lewis & Bockius

LLP; Duane Morris LLP; Vedder Price P.C.; Faegre Drinker Biddle & Reath LLP; Davis Wright

Tremaine LLP; Milbank LLP; Arnold & Porter Kaye Scholer LLP; and Petrillo Klein & Boxer

LLP.

1.35   "Settling Parties" collectively means Settling Defendants and Lead Plaintiffs in the

State and Federal Actions, on behalf of themselves and the Class.

1.36   "Summary Notice" means the summary notice of proposed Settlement and hearing

for publication, substantially in the form attached hereto as Exhibit A-3.

1.37   "Tax" or "Taxes" mean any and all taxes, fees, levies, duties, tariffs, imposts, and

other charges of any kind (together with any and all interest, penalties, additions to tax, and

additional amounts imposed with respect thereto) imposed by any governmental authority, including, but not limited to, any local, state, and federal taxes, arising with respect to the income earned by the Settlement Fund.

1.38   "Tax Expenses" means Taxes and expenses and costs incurred in connection with the operation and implementation of ¶2.11 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in ¶2.11).

1.39   "Unknown Claims" means: (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to the Settlement or seek exclusion from the Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties or Released Defendant Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties or Released Defendant Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

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> **A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.**

and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to or different from those that he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but: (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged,

17

extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties and Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

1.40   "Voluntary Dismissal Stipulation" means a stipulation of dismissal signed on behalf of the Federal Plaintiffs and all Settling Defendants in the Federal Action pursuant to Fed. R. Civ. P. 41(a) substantially in the form annexed hereto as Exhibit C, which shall provide for the dismissal with prejudice of the Federal Action conditional upon the Judgment in the State Action becoming Final.

2.   The Settlement

2.1   The obligations incurred pursuant to this Stipulation are: (a) subject to the Court's approval of the Stipulation and the Judgment (reflecting such approval) becoming Final; and (b) in full and final disposition of the Litigation and any and all Released Claims, as against all Released Defendant Parties, and all Released Defendants' Claims, as against all Released Plaintiff Parties and Released Defendant Parties, upon and subject to the terms and conditions set forth herein.

a. The Settlement Amount

2.2   In full and final settlement of the claims asserted in the Litigation, and in consideration of the releases and assignment specified in ¶¶4.1-4.5 herein, the Settling Defendants, shall pay or shall cause to be paid a total of $39,750,000 into the Escrow Account by check or wire transfer on or before seventeen (17) business days after entry of an order substantially in the form of Exhibit A attached hereto (the "Preliminary Approval Order"), with the following Settling Defendants responsible for paying or causing to be paid the following amounts: (i) $4,600,000, by TAP and the TAP Individual Defendants; (ii) $2,500,000, by Quasar; (iii) $16,750,000, by EisnerAmper;[2] (iv) $250,000, by U.S. Bancorp; and (v) $15,650,000 by the IQCM Parties. In addition, the IQCM Parties hereby assign their rights up to $3,000,000 of additional insurance proceeds that IQCM, IQME, Velissaris and/or Lindell may have under insurance policies that are subject to the litigation pending in the Superior Court of the State of Delaware titled *Infinity Q Capital Management, LLC et al. v. Travelers Casualty and Surety Co., et al.*, C.A. No. N21C-07-158 EMD CCLD (the "Delaware Litigation"), which shall be the first $3,000,000 in proceeds any IQCM Parties receive under such insurance policies. In the event any IQCM Parties receive any cash proceeds from a settlement, judgment or other whole or partial resolution of the Delaware Litigation, the IQCM Parties shall deposit cash proceeds, up to the first $3,000,000 in proceeds the IQCM Parties receive, into the Escrow Account by check or wire transfer on or before seventeen (17) business days after the IQCM Parties' receipt of their share of cash proceeds.

---

[2] As described more fully in the Amended Supplemental Confidential Agreement between EisnerAmper and Lead Plaintiffs, EisnerAmper has agreed to pay $16,750,000 into the Escrow Account on or before seventeen (17) business days after entry of the Preliminary Approval Order and has agreed to subsequently pay up to an additional $5,250,000 if and when certain conditions have been met.

Nothing in this Agreement shall affect, assign, impair or release the rights, entitlements, or priorities of TAP, the TAP Individual Defendants, or any other insureds (other than the IQCM Parties) to proceeds under the insurance policies that are the subject of the Delaware Litigation. No Settling Defendant will have the responsibility to advance, pay, and/or fund the obligation of any other Settling Defendant.

2.3   If any Settling Defendant fails to pay its portion of the Settlement Amount to the Escrow Agent, Lead Counsel may terminate the Settlement as to the non-paying Settling Defendant, but only if: (a) Lead Counsel has notified Settling Defendants' Counsel in writing of Lead Counsel's intention to terminate the Settlement as to the non-paying Settling Defendant; and (b) the entire amount of the non-paying Settling Defendant's portion of the Settlement Amount is not transferred to the Escrow Account within five (5) business days after Lead Counsel has provided such written notice.

2.4   Other than the obligation to pay or cause to be paid the Settlement Amount into the Settlement Fund, as set forth in ¶2.2 herein, the Released Defendant Parties shall have no responsibility for or liability whatsoever with respect to the administration of the Settlement or the actions or decisions of the Claims Administrator and shall have no liability whatsoever to the Released Plaintiff Parties in connection with such administration, including, but not limited to: (a) any act, omission, or determination by Lead Counsel, the Escrow Agent, and/or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement or otherwise; (b) the management, investment, or distribution of the Settlement Fund; (c) the Plan of Allocation; (d) the determination, administration, calculation, or payment of any Claims asserted against the Settlement Fund; (e) any loss suffered by, or fluctuation in value of, the Settlement Fund; or (f) the payment or withholding of any Taxes, expenses, and/or costs

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incurred in connection with the taxation of the Settlement Fund, distributions, or other payments from the Escrow Account, or the filing of any federal, state, or local returns.

2.5   The Settling Defendants shall have no input in and shall take no position on the allocation of the Settlement Fund between or among Class Members.

2.6   Other than the obligation to cause the payment of the Settlement Amount in accordance with ¶2.2 herein, the Settling Defendants shall have no obligation to make any other payments pursuant to this Stipulation.

b.   The Escrow Agent

2.7   The Escrow Agent shall invest the Settlement Amount deposited pursuant to ¶2.2 hereof in United States Agency or Treasury Securities or other instruments backed by the full faith and credit of the United States government or an agency thereof, or fully insured by the United States government or an agency thereof, and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. All risks related to the investment of the Settlement Fund in accordance with the investment guidelines set forth in this paragraph shall be borne by the Settlement Fund, and the Released Defendant Parties shall have no responsibility for, interest in, or liability whatsoever with respect to investment decisions or the actions of the Escrow Agent, or any transactions executed by the Escrow Agent.

2.8   The Settlement Fund, net of any Taxes, shall be used to pay: (a) Notice and Administrative Expenses; (b) any award of attorneys' fees and expenses pursuant to the Fee and Expense Application, as defined below in ¶6.1 hereof; (c) any award of expenses to the Lead Plaintiffs; (d) Taxes and Tax Expenses; and (e) any other fees, payments, or awards subsequently approved by the Court. The balance of the Settlement Fund after the above payments shall be the Net Settlement Fund, which shall be distributed to the Authorized Claimants, as provided in ¶¶5.2-5.11 hereof. The Settlement Fund held by the Escrow Agent shall be deemed to be in the custody of the Court and shall remain subject to the jurisdiction of the Court until such time as the Net

Settlement Fund shall be distributed to Authorized Claimants, or returned pursuant to this

Stipulation and/or further order of the Court. The Escrow Agent shall not disburse the Settlement

Fund except as provided in this Stipulation, by an order of the Court, or with the prior written

agreement of the Settling Defendants' Counsel.

2.9   Notwithstanding the fact that the Effective Date of the Settlement has not yet

occurred, Lead Counsel may pay from the Settlement Fund, without further approval from the

Settling Defendants and/or order of the Court, Notice and Administrative Expenses up to the sum

of $400,000. Prior to the Effective Date, all such Notice and Administrative Expenses in excess

of $400,000 shall be paid from the Settlement Fund subject to prior approval of the Settling Parties

or the Court. After the Effective Date, Notice and Administrative Expenses may be paid as

incurred, without approval of the Settling Defendants or further order of the Court.

2.10   The Claims Administrator shall disseminate the Notice, substantially in the form of

Exhibit A-1 attached hereto, Proof of Claim and Release, substantially in the form of Exhibit A-2

attached hereto, and Summary Notice, substantially in the form of Exhibit A-3 attached hereto, to

the Class in accordance with this Stipulation and as ordered by the Court. To the extent there are

updates or modifications to the Notice, Proof of Claim and Release, and Summary Notice, such

updates will be reflected on a settlement website to be maintained by the Claims Administrator.

The Released Defendant Parties shall have no responsibility for, or liability whatsoever with

respect to, the Notice and Administrative Expenses, nor shall they have any responsibility or

liability whatsoever for any claims with respect thereto.

        c.   Taxes

2.11   The Settling Parties agree as follows:

(a) The Settling Parties and the Escrow Agent agree to treat the Settlement Fund as being, at all times, a "qualified settlement fund" within the meaning of Treas. Reg. § 1.468B-1, and the regulations promulgated thereunder. The Settling Parties and the Escrow Agent further agree that the Settlement Fund shall be established pursuant to the Court's subject matter jurisdiction within the meaning of Treas. Reg. § 1.468B-1(c)(1). In addition, the Escrow Agent shall timely make such elections, as necessary or advisable, to carry out the provisions of this ¶2.11, including the "relation-back election" (as defined in Treas. Reg. § 1.468B-1) back to the earliest permitted date. Such elections shall be made in compliance with the procedures and requirements contained in such regulations. It shall be the responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary documentation for signature by all necessary parties and thereafter to cause the appropriate filing to occur.

(b) For the purpose of § 1.468B of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, the "administrator" (as defined in Treas. Reg. § 1.468B-2(k)(3)) shall be the Escrow Agent. The Escrow Agent shall timely and properly file all informational and other federal, state, or local tax returns necessary or advisable with respect to the earnings on the Settlement Fund (including, without limitation, the returns described in Treas. Reg. § 1.468B-2(k)). Such returns (as well as the elections described in ¶2.11(a) hereof) shall be consistent with this ¶2.11 and, in all events, shall reflect that all Taxes (including any estimated Taxes, interest, or penalties) on the income earned by the Settlement Fund shall be paid out of the Settlement Fund as provided in ¶2.11(c) hereof.

(c) All (i) Taxes (including any estimated Taxes, interest, or penalties) arising with respect to the income earned by the Settlement Fund, including any Taxes or tax

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detriments that may be imposed upon the Released Defendant Parties or their counsel with respect to any income earned by the Settlement Fund for any period, after the deposit of the Settlement Amount, during which the Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax purposes; and (ii) Tax Expenses shall be paid out of the Settlement Fund by the Escrow Agent; in all events the Released Defendant Parties and their counsel shall have no liability or responsibility whatsoever for the Taxes or the Tax Expenses. Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Escrow Agent out of the Settlement Fund, without prior order from the Court, and the Escrow Agent shall also be obligated to withhold, and shall be responsible for withholding, from distribution to Authorized Claimants any funds necessary to pay such amounts, including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. § 1.468B-2(l)-(2)). Neither the Settling Parties nor their counsel are responsible nor shall they have any liability for any Taxes or Tax Expenses. The Settling Parties hereto agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this ¶2.11.

2.12   This is not a claims-made settlement. After the Effective Date, the Released Defendant Parties and/or any other Person funding the Settlement on their behalf, shall not have any right to the return of the Settlement Fund or any portion thereof for any reason, and shall not have liability should Claims made exceed the amount available in the Settlement Fund for payment of such Claims. The Released Defendant Parties shall not be liable for the loss of any portion of the Settlement Fund, nor have any liability, obligation, or responsibility for the payment of Claims, Taxes, legal fees, or any other expenses payable from the Settlement Fund.

d. Dismissal of Federal Action

2.13   If the Settlement contemplated by this Stipulation is granted final approval by the Court and the Court enters the Judgment, within ten (10) business days of entry of such a Judgment, the Federal Plaintiffs and the Settling Defendants, by their counsel, shall both sign and file, in the Federal Action, a Stipulation of Voluntary Dismissal substantially in the form annexed hereto as Exhibit C. Should the Court in the Federal Action decline to accept the Stipulation of Voluntary Dismissal and dismiss the Federal Action with prejudice in accordance with its terms, the Parties shall cooperate in taking such other steps as may be necessary and appropriate to obtain the dismissal with prejudice (conditional upon the Judgment in the State Action becoming Final) of the Federal Action.

e. Termination of Settlement

2.14   In the event that this Stipulation or the Settlement is not approved, or is terminated, canceled, or the Effective Date otherwise fails to occur for any reason, including, without limitation, in the event the Judgment is reversed, vacated, or altered following any appeal taken therefrom, or is successfully collaterally attacked, the Settlement Fund, less Notice and Administrative Expenses, Taxes, or Tax Expenses paid, incurred, or due and owing pursuant to ¶2.8(a) and/or (d) hereof in connection with the Settlement provided for herein, shall be refunded pursuant to written instructions from the Settling Defendants' Counsel in accordance with ¶7.6 herein.

3. Preliminary Approval Order and Settlement Hearing

3.1   Immediately following execution of this Stipulation, Lead Counsel shall submit this Stipulation, together with its exhibits, to the Court and shall apply for entry of the Preliminary Approval Order, substantially in the form of Exhibit A attached hereto, requesting, *inter alia*, the preliminary approval of the Settlement set forth in this Stipulation and approval for the mailing of the Notice and publication of the Summary Notice, substantially in the forms of Exhibits A-1 and

A-3 attached hereto, and the scheduling of the Settlement Hearing at which the Court will consider

whether to certify the Class, grant Final approval of the Settlement, approve the Plan of Allocation,

and award attorneys' fees and expenses to Plaintiffs' Counsel. The Notice shall include the general

terms of the Settlement set forth in this Stipulation, the proposed Plan of Allocation, the general

terms of the Fee and Expense Application, as defined in ¶6.1 hereof, and the date of the Settlement

Hearing.

3.2   TAP and U.S. Bancorp shall provide to the Claims Administrator, at no cost to Lead

Plaintiffs or the Class, reasonably available transfer records in electronic searchable form, such as

Excel, containing the account registration of registered owners of IQDAX or IQDNX shares during

the Class Period. The Volatility Fund and the IQCM Parties shall provide (or cause to provide) to

the Claims Administrator, at no cost to Lead Plaintiffs or the Class, reasonably available transfer

records in electronic searchable form, such as Excel, containing the names and contact information

of owners of interests in the Volatility Fund during the Class Period. The Claims Administrator

shall disseminate the Notice and Summary Notice to the Class in accordance with this Stipulation

and as ordered by the Court. The Claims Administrator shall use such information solely to

effectuate this Settlement and shall in all events keep the information confidential and shall not

distribute the information to anyone.

3.3   Any Class Member who wishes to opt-out of the Class must submit a timely written

request for exclusion on or before the opt-out date in the manner specified in the Court's

Preliminary Approval Order. A request for exclusion is valid only if it is signed by the Class

Member. Group opt-outs, including "mass" or "class" opt-outs, are not permitted. Any Class

Member who does not submit a timely written request for exclusion will be bound by all

26

proceedings, orders, and judgments in the Litigation, whether or not he, she, or it timely submits a Proof of Claim and Release.

3.4   Any Class Member who wishes to object to the fairness, reasonableness, or adequacy of the Settlement or to any aspect of the Fee and Expense Application must do so in the manner specified and within the deadlines specified in the Preliminary Approval Order and the Notice. Any Class Member who does not submit his/her/its objection in the manner specified shall be deemed to have waived such objection and shall forever be foreclosed from making any objection to the fairness, reasonableness, or adequacy of the Settlement set forth in the Stipulation, to the Plan of Allocation, and to any Fee and Expense Award to Plaintiffs' Counsel and Lead Plaintiffs' request for payment, unless otherwise ordered by the Court.

4.   Releases

4.1   Upon the Effective Date, as defined in ¶1.7 hereof, Lead Plaintiffs shall, and each and every Released Plaintiff Party shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever waived, released, relinquished, discharged, and dismissed each and every one of the Released Claims against each and every one of the Released Defendant Parties. Upon the Effective Date, the Released Plaintiff Parties will be forever barred and enjoined from commencing, instituting, prosecuting, or maintaining any action or other proceeding in any court of law or equity, arbitration tribunal, or administrative or other forum, foreign or domestic, asserting the Released Claims against any and all of the Released Defendant Parties, whether or not such Released Plaintiff Party executes and delivers the Proof of Claim and Release or shares in the Net Settlement Fund. Claims to enforce the terms of this Stipulation are not released. Nothing in this Agreement concerning the release by Lead Plaintiff and Released Plaintiff Parties or the Bar Order described in ¶7.9 shall be deemed a waiver, release, discharge or dismissal of any claims, demands, rights, causes of action, or liabilities, whether based in law or equity, arising

27

under federal, state, local statutory, common or foreign law or any other law, rule, or regulation

including both known and Unknown Claims, that TAP or the Diversified Fund has or may have

against any Released Defendant Parties, nor shall anything in this Agreement be deemed a transfer,

assignment, grant, sale or other conveyance of any of the Released Claims against any of the

Released Defendant Parties, or Lead Plaintiffs' and Class Members' right to receive any recoveries

on account thereof, to TAP or the Diversified Fund.

4.2   Any Proof of Claim and Release that is executed by a Class Member shall release

all Released Claims against the Released Defendant Parties and shall be substantially in the form

contained in Exhibit A-2 attached hereto.

4.3   Upon the Effective Date, each of the Released Defendant Parties shall be deemed

to have, and by operation of the Judgment shall have, fully, finally, and forever released,

relinquished, and discharged all Released Defendants' Claims against the Released Plaintiff

Parties and Released Defendant Parties as set forth in ¶2.1 above. Claims to enforce the terms of

this Stipulation are not released. Notwithstanding the foregoing, nothing in this Stipulation or its

exhibits shall be construed as limiting, modifying, or otherwise affecting any insurance coverage

or policies that may be available to any of the Released Defendant Parties.

4.4   Upon the Effective Date, Lead Plaintiffs and the Class Members, and each of them,

shall be deemed to have assigned to EisnerAmper any and all rights they have with respect to their

respective Released Claims against EisnerAmper, including any right to receive (directly or

indirectly) any recoveries obtained from any of the EisnerAmper Releasees in the event that the

Released Claims of Lead Plaintiffs and Class Members as against the EisnerAmper Releasees are

asserted against any of the EisnerAmper Releasees in any litigation by or on behalf of TAP, the

Diversified Fund, and/or the Diversified Fund's Special Litigation Committee ("SLC"). Nothing

28

in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the EisnerAmper Releasees independent of the Released Claims of Lead Plaintiffs and Class Members.

4.5   Upon the Effective Date, Lead Plaintiffs and the Class Members, and each of them, shall be deemed to have assigned to each of the IQCM Parties any and all rights they have with respect to their respective Released Claims against each of the IQCM Parties, including any right to receive (directly or indirectly) any recoveries obtained from any of the IQCM Parties' Releasees in the event that the Released Claims of Lead Plaintiffs and Class Members as against the IQCM Parties' Releasees are asserted against any of the IQCM Parties' Releasees in any litigation by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. Nothing in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the IQCM Parties independent of the Released Claims of Lead Plaintiffs and Class Members.

4.6   Upon the Effective Date, Lead Plaintiffs and Class Members shall have, and shall be deemed to have, assigned to each Settling Defendant any and all rights they may have to receive (directly or indirectly) any recoveries from each such Settling Defendant in connection with any of the Released Claims, or claims arising from substantially the same facts as any of the Released Claims, possessed by the Volatility Fund asserted in any derivative or other litigation by or on behalf of the Volatility Fund, except for recoveries, if any, of the advancement of legal fees and expenses due to the Volatility Fund under the terms of undertakings made by persons entitled to advancement of such expenses under the terms of the Volatility Fund's limited partnership agreement and other governing documents.

4.7   Upon the Effective Date, Lead Plaintiffs shall, and each and every Released

Plaintiff Party shall be deemed to have, covenanted not to sue any of the Released Defendant

Parties, whether directly, indirectly, or derivatively, with respect to the Volatility Fund.

4.8   Nothing in the foregoing Paragraphs 4.6 and 4.7 or in this Agreement shall impair

the rights of the Volatility Fund to directly assert claims that it may possess against the Settling

Defendants independent of the Released Claims of Lead Plaintiffs and Class Members.

4.9   For the avoidance of doubt, Class Members shall not be deemed to have released

or assigned in this Agreement: (i) any rights to proceeds of claims pursued against any Settling

Defendant by any governmental or regulatory enforcement authority, including but not limited

to the U.S. Attorney's Office for the Southern District of New York, the Securities and Exchange

Commission, and/or the Commodity Futures Trading Commission; (ii) any rights to receive

distributions, or claims or potential claims arising therefrom, from the Diversified Fund other than

recoveries from the EisnerAmper Releasees or any of the IQCM Parties on account of Released

Claims that Class Members assigned pursuant to Paragraphs 4.4 or 4.5; or (iii) any rights to receive

distributions, or claims or potential claims arising therefrom, from the Volatility Fund other than

recoveries from any Settling Defendant that Class Members have assigned pursuant to Paragraph

4.6.

**5.   Administration and Calculation of Claims, Final Awards, and
          Supervision and Distribution of the Settlement Fund**

5.1   The Claims Administrator, subject to such supervision and direction of Lead

Counsel and the Court, as may be necessary or as circumstances may require, shall administer and

calculate the Claims submitted by Class Members and shall oversee distribution of the Net

Settlement Fund to Authorized Claimants. As provided in ¶2.5 above, other than the obligation to

provide securities holders' records as provided in ¶3.2 above, the Released Defendant Parties and

Settling Defendants' Counsel shall have no responsibility whatsoever for the administration of the Settlement or the actions or decisions of the Claims Administrator.

5.2   The Settlement Fund shall be applied as follows:

(a)   to pay all Notice and Administrative Expenses;

(b)   to pay the Taxes and Tax Expenses;

(c)   to pay the Fee and Expense Award, consisting of Plaintiffs' Counsel's attorneys' fees and expenses and to pay any award to Lead Plaintiffs for their reasonable costs and expenses (including lost wages), if and to the extent allowed by the Court; and

(d)   after the Effective Date, to distribute the Net Settlement Fund to Authorized Claimants, as provided by this Stipulation, the Plan of Allocation, or the orders of the Court.

5.3   Within ninety (90) calendar days after the mailing of the Notice, or such other time as may be set by the Court, each person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form of Exhibit A-2 attached hereto, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and Release and as are reasonably available to the Authorized Claimant.

5.4   Except as otherwise ordered by the Court, all Class Members who fail to timely submit a valid Proof of Claim and Release within such period, or such other period as may be ordered by the Court, or otherwise allowed, and have not made a timely request to be excluded from the Class, shall be forever barred from receiving any payments pursuant to this Stipulation and the Settlement set forth herein, but will, in all other respects, be subject to and bound by the provisions of this Stipulation, the releases contained herein, and the Judgment and will be barred

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from bringing any action, case, or other proceeding of any kind against the Released Defendant

Parties concerning the Released Claims. Notwithstanding the foregoing, Lead Counsel shall have

the discretion (but not an obligation) to accept late-submitted Claims for processing by the Claims

Administrator, so long as the distribution of the Net Settlement Fund to Authorized Claimants is

not materially delayed thereby. Lead Counsel shall also have the right, but not the obligation, to

advise the Claims Administrator to waive what Lead Counsel deem to be de minimis or formal or

technical defects in any Proof of Claim and Release submitted. No Person shall have any claim

against Lead Plaintiffs, Lead Counsel, the Claims Administrator, or any Class Member by reason

of the exercise or non-exercise of such discretion.

5.5   Each Proof of Claim and Release shall be submitted to and reviewed by the Claims

Administrator, under the supervision of Lead Counsel, who shall determine, in accordance with

this Stipulation and the approved Plan of Allocation, the extent, if any, to which each Claim shall

be allowed, subject to review by the Court pursuant to ¶5.7 below.

5.6   Proof of Claim and Release forms that do not meet the submission requirements

may be rejected. Prior to rejecting a Proof of Claim and Release, in whole or in part, the Claims

Administrator shall communicate with the claimant in writing to give the claimant the chance to

remedy any curable deficiencies in the Proof of Claim and Release submitted. The Claims

Administrator, under the supervision of Lead Counsel, shall notify, in a timely fashion and in

writing, all claimants whose Claims the Claims Administrator proposes to reject, in whole or in

part, for curable deficiencies, setting forth the reasons therefor, and shall indicate in such notice

that the claimant whose Claim is to be rejected has the right to a review by the Court if the claimant

so desires and complies with the requirements of ¶5.7 below.

5.7   If any claimant whose timely Claim has been rejected, in whole or in part, for curable deficiency desires to contest such rejection, the claimant must, within twenty (20) calendar days after the date of mailing of the Notice required in ¶5.6 above, or a lesser period of time if the Claim was untimely, serve upon the Claims Administrator a notice and statement of reasons indicating the claimant's grounds for contesting the rejection, along with any supporting documentation, and requesting a review thereof by the Court. If a dispute concerning a Claim cannot be otherwise resolved, Lead Counsel shall thereafter present the claimant's request for review to the Court.

5.8   Each claimant who declines to be excluded from the Class shall be deemed to have submitted to the jurisdiction of the Court, with respect to the claimant's Claim, including, but not limited to, all releases and assignment provided for herein and in the Judgment, and the Claim will be subject to investigation and discovery under the CPLR, provided that such investigation and discovery shall be limited to the claimant's status as a Class Member and the validity and amount of the claimant's Claim. In connection with processing the Proofs of Claim and Release, no discovery shall be allowed on the merits of the Litigation or the Settlement. All proceedings with respect to the administration, processing, and determination of Claims and the determination of all controversies relating thereto, including disputed questions of law and fact with respect to the validity of Claims, shall be subject to the jurisdiction of the Court, but shall not, in any event, delay or affect the finality of the Judgment. All Class Members, other claimants, and parties to the Settlement expressly waive trial by jury (to the extent any such right may exist) and any right of appeal or review with respect to such determinations.

5.9   No distributions will be made to Authorized Claimants who would otherwise receive a distribution of less than $10.00. If there is any balance remaining in the Net Settlement

Fund, after a reasonable period of time after the date of the distribution of the Net Settlement Fund,

Lead Counsel shall, if feasible, reallocate such balance among Authorized Claimants who

negotiated the checks sent in the initial distribution and who would receive a minimum of $10.00.

These redistributions shall be repeated until the balance remaining in the Net Settlement Fund is

de minimis. Any de minimis balance that still remains in the Net Settlement Fund after such

reallocation(s) and payments, which is not feasible or economical to reallocate, shall be donated

to any appropriate 501(c)(3), non-profit charitable organization serving the public interest selected

by Lead Counsel that has no affiliation or financial relationship with Lead Counsel, Lead Plaintiffs,

Settling Defendants, the Related Parties, or Settling Defendants' Counsel.

5.10   No person shall have any claim against the Released Defendant Parties, the

Released Plaintiff Parties, or the Claims Administrator based on determinations or distributions

made substantially in accordance with this Stipulation and the Settlement contained herein, the

Plan of Allocation, or further order(s) of the Court.

5.11   It is understood and agreed by the Settling Parties that any proposed Plan of

Allocation of the Net Settlement Fund, including, but not limited to, any adjustments to an

Authorized Claimant's Claim set forth therein, is not a part of this Stipulation and is to be

considered by the Court separately from the Court's consideration of the fairness, reasonableness,

and adequacy of the Settlement set forth in this Stipulation, and any order or proceeding relating

to the Plan of Allocation shall not operate to terminate or cancel this Stipulation or affect the

finality of the Court's Judgment approving this Stipulation and the Settlement set forth herein, or

any other orders entered pursuant to this Stipulation.

6.   Fee and Expense Application

6.1   Lead Counsel, on behalf of Plaintiffs' Counsel, may submit an application or

applications to the Court for an award from the Settlement Fund of attorneys' fees and payment of expenses incurred in connection with prosecuting the Litigation, plus interest earned on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid) as may be awarded by the Court (the "Fee and Expense Application"). The Fee and Expense Application may include a request for reimbursement of Lead Plaintiffs' reasonable costs and expenses in connection with their representation of the Class. Lead Counsel reserves the right to make additional applications for fees and expenses incurred.

6.2   The amount of attorneys' fees and expenses awarded by the Court is within the sole discretion of the Court. Any fees and expenses, as awarded by the Court, shall be paid to Lead Counsel from the Settlement Fund, as ordered, immediately upon entry of the Judgment and an order awarding such fees and expenses, notwithstanding the existence of any timely filed objections thereto or to the Settlement, or potential for appeal therefrom, or collateral attack on the Settlement or any part thereof. Lead Counsel may thereafter allocate the attorneys' fees among Plaintiffs' Counsel in a manner in which they, in good faith, believe reflects the contributions of such counsel to the initiation, prosecution, and resolution of the Litigation.

6.3   In the event that the Effective Date does not occur, or the Judgment or order granting (in whole or in part) the Fee and Expense Award is reversed or modified, or this Stipulation is canceled or terminated for any other reason and such reversal, modification, cancellation, or termination becomes Final and not subject to review, then, to the extent that the Fee and Expense Award has been paid, Lead Counsel and such other Plaintiffs' Counsel, who have received any portion of the Fee and Expense Award, shall, within ten (10) business days from receiving notice from Settling Defendants' Counsel or from a court of appropriate jurisdiction, refund to the Settlement Fund such fees and expenses previously paid to them from the Settlement

Fund, plus interest thereon, at the same rate as earned on the Settlement Fund in an amount consistent with such reversal, modification, cancellation, or termination.

6.4   The Fee and Expense Application shall be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the Settlement, as set forth in this Stipulation, and shall have no effect on the terms of this Stipulation or the validity or enforceability of the Settlement. The approval of the Settlement, and it becoming Final, shall not be contingent on the Fee and Expense Award, any award to Lead Counsel, Plaintiffs' Counsel, or Lead Plaintiffs, nor any appeals from such awards. Any order or proceeding relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel this Stipulation, or affect or delay the finality of the Judgment approving this Stipulation and the Settlement of the Litigation set forth therein.

6.5   Any fees and/or expenses awarded by the Court shall be paid solely from the Settlement Fund. The Released Defendant Parties shall have no responsibility for, and no liability whatsoever with respect to, any payment of attorneys' fees or expenses (including Taxes) to Plaintiffs' Counsel or any other Person who receives payment from the Net Settlement Fund.

6.6   The Released Defendant Parties shall have no responsibility for, and no liability whatsoever with respect to, the allocation among Plaintiffs' Counsel or any other Person who may assert some claim thereto of any Fee and Expense Award that the Court may make in the Litigation.

7.   Conditions of Settlement, Effect of Disapproval, Cancellation, or Termination

7.1   The Effective Date of the Settlement shall be conditioned on the occurrence of all of the following events:

(a)   the Court has certified the Class solely for purposes of effectuating the Settlement set forth in this Stipulation;

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(b)   the Court has entered the Preliminary Approval Order directing notice to the Class, as required by ¶3.1 hereof;

(c)   the Settlement Amount has been deposited into the Escrow Account;

(d)   Settling Defendants have not exercised their option to terminate this Stipulation pursuant to ¶7.3 hereof;

(e)   the Court has entered the Judgment, or a judgment substantially in the form of Exhibit B attached hereto;

(f)   the Judgment has become Final, as defined in ¶1.11 hereof; and

(g)   the Federal Action has been dismissed with prejudice, conditional upon the Judgment, or a judgment substantially in the form of Exhibit B attached hereto, becoming Final.

7.2   Upon the Effective Date, any and all remaining interest or right of the Settling Defendants in or to the Settlement Fund, if any, shall be absolutely and forever extinguished. If the conditions specified in ¶7.1 hereof are not met, then the Settlement shall be canceled and terminated subject to ¶¶7.6-7.8 hereof unless Lead Counsel and Settling Defendants' Counsel mutually agree in writing to proceed with the Settlement.

7.3   Certain Settling Defendants shall have the right to terminate the Settlement and render it null and void in the event that Class Members, who purchased or otherwise acquired more than a certain percentage of the securities of the Diversified Fund and the Volatility Fund subject to the Settlement, exclude themselves from the Class, as set forth in a separate agreement (the "Supplemental Agreement") executed between Lead Plaintiffs and Settling Defendants, by and through their counsel. The Settling Parties agree to maintain the confidentiality of the Supplemental Agreement, which is being executed concurrently herewith. The Supplemental

Agreement shall not be filed with the Court unless and until the Court requires the Settling Parties to file the Supplemental Agreement or disclose its terms. If submission of the Supplemental Agreement is ordered by the Court, the Settling Parties will seek to have the Supplemental Agreement submitted to the Court *in camera* or filed under seal, but such disclosure shall be carried out to the fullest extent possible in accordance with the practices of the Court, so as to preserve the confidentiality of the Supplemental Agreement, particularly the threshold aggregate number of shares. Notwithstanding the foregoing, Settling Defendants may include a redacted copy of the Supplemental Agreement with any notice provided pursuant to Article 9 of the CPLR.

7.4 Lead Plaintiffs and Settling Defendants shall each have the right to terminate the Settlement and this Stipulation by providing written notice of their election to do so ("Termination Notice") to all other parties hereto within thirty (30) calendar days of: (a) the Court's refusal to enter the Preliminary Approval Order; (b) the Court's refusal to approve this Stipulation; (c) the Court's refusal to enter the Judgment or a judgment substantially in the form of Exhibit B attached hereto; (d) the date upon which the Judgment is reversed, vacated, or altered following any appeal taken therefrom, or is successfully collaterally attacked; (e) the issuance of an order in the Federal Action declining to accept the Voluntary Dismissal Stipulation or to otherwise dismiss the Federal Action with prejudice; or (f) the failure of the Effective Date to occur for any reason. For the avoidance of doubt, no order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or the amount of any attorneys' fees, expenses, and interest awarded by the Court to Lead Counsel or expenses to Lead Plaintiffs shall operate to terminate or cancel this Stipulation or constitute grounds for cancellation or termination of this Stipulation.

7.5   Unless otherwise ordered by the Court, in the event this Stipulation is not approved, or this Stipulation or the Settlement is terminated, canceled, or the Effective Date otherwise fails to occur for any reason, including, without limitation, in the event the Judgment is reversed or vacated or altered following any appeal taken therefrom, or is successfully collaterally attacked, within ten (10) business days after written notification of such event is sent by Settling Defendants' Counsel or Lead Counsel to the Escrow Agent, the Settlement Fund, less Taxes, Tax Expenses, and Notice and Administrative Expenses, which have either been disbursed pursuant to ¶2.8(a) and/or (d) hereof or are chargeable to the Settlement Fund pursuant to ¶¶2.8(a) and /or (d) hereof, shall be refunded by the Escrow Agent to the Persons who contributed to the Settlement Fund in proportion to their respective contribution. The Escrow Agent or its designee shall apply for any Tax refund owed on the Settlement Amount and pay the proceeds, after deduction of any fees or expenses incurred in connection with such application(s) for refund, to the same Persons in the same manner as the Settlement Fund described in this ¶7.5. Payments pursuant to this paragraph shall be pursuant to written instructions from Settling Defendants' Counsel.

7.6   In the event that this Stipulation is not approved, or this Stipulation or the Settlement is terminated, cancelled, or the Effective Date otherwise fails to occur for any reason, the Settling Parties shall be restored to their respective positions in the Litigation as of August 17, 2022. In such event, the terms and provisions of this Stipulation, with the exception of ¶¶1.1-1.40, 2.4-2.6, 2.8-2.10, 6.3-6.4, 7.4-7.7, and 10.6 hereof, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, *nunc pro tunc*. No order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or any Fee and

Expense Award shall operate to terminate or cancel this Stipulation or constitute grounds for cancellation or termination of this Stipulation.

7.7   If the Effective Date does not occur, or if this Stipulation is terminated pursuant to its terms, neither Lead Plaintiffs nor Plaintiffs' Counsel shall have any obligation to repay any amounts disbursed pursuant to ¶2.8(a) and/or (d). In addition, any amounts already incurred pursuant to ¶2.8(a) and/or (d) hereof at the time of such termination or cancellation, but which have not been paid, shall be paid by the Escrow Agent in accordance with the terms of this Stipulation prior to the balance being refunded in accordance with ¶¶2.1 and 7.5 hereof.

7.8   In the event of a final order of a court of competent jurisdiction, not subject to any further proceedings, determining the transfer of the Settlement Amount to the Settlement Fund, or any portion thereof, by Settling Defendants or their respective insurers to be a voidable preference, voidable transfer, fraudulent transfer, or similar transaction under Title 11 of the United States Code (Bankruptcy), or applicable state law, and any portion thereof is required to be refunded, then the Settling Parties shall jointly move the Court to vacate and set aside the releases given and Judgment entered in favor of the Settling Defendants, the Settling Parties shall be restored to their litigation positions as of August 17, 2022, and the Settlement Fund (less any amounts disbursed pursuant to ¶¶5.1-5.11) shall be promptly returned.

7.9   The Judgment shall contain a bar order ("Bar Order") substantially in the form set forth in Exhibit B that shall, to the fullest extent provided by law, bar all existing and future claims and claims over by any individual or entity against any of the Released Defendant Parties for (a) contribution (or any other claim, however denominated on whatsoever theory) arising out of or related to the claims or allegations asserted or that could be asserted by Lead Plaintiffs in the Litigation, or (b) any other claim of any type, whether arising under state, federal, common, or foreign law, for which the injury claimed is that Person's actual or potential liability to Lead Plaintiffs, the Class, and/or Class Members. The Bar Order shall also provide that any final verdict or judgment that may be obtained by or on behalf of the Class or any Class Member against any individual or entity subject to the Bar Order shall be reduced by the greater of: (a) an amount that corresponds to the percentage of responsibility of the Settling Defendants for common damages; or (b) the amount paid by or on behalf of the Settling Defendants to the Class for common damages.

8. No Admission of Wrongdoing

8.1 Neither the Settlement, this Stipulation (whether or not consummated), including the exhibits hereto and the Plan of Allocation contained therein (or any other plan of allocation that may be approved by the Court), the negotiations leading to the execution of this Stipulation and the Settlement, nor any proceedings taken pursuant to or in connection with this Stipulation, and/or approval of the Settlement (including any arguments proffered in connection therewith):

(a) is, may be deemed to be, or shall be offered as an admission of, or evidence of, the validity of any Released Claim as against a Released Defendant Party or a Released Defendant Claim as against a Released Plaintiff Party;

(b) shall be offered or received against any Defendant as evidence of, or construed as or deemed to be evidence of, any presumption, concession, or admission by any Defendant of the truth of any allegations by Lead Plaintiffs or any Member of the Class or the validity of any claim that has been, or could have been, asserted in the Litigation, or the deficiency of any defense that has been, or could have been, asserted in the Litigation or in any other litigation, including, but not limited to, litigation of the Released Claims, or of any liability, negligence, fault, or wrongdoing of any kind of any of the Released Defendant Parties or in any way referred to for any other reason as against any of the Released Defendant Parties, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of this Stipulation;

(c)　　shall be offered or received against any Defendant as evidence of a presumption, concession, or admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by any Defendant, or against Lead Plaintiffs or any Member of the Class, as evidence of any infirmity in the claims of Lead Plaintiffs and the Class;

(d)　　shall be offered or received against any Released Defendant Party as evidence of a presumption, concession, or admission of any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason, as against any of the parties to this Stipulation, in any other civil, criminal, or administrative action or proceeding; provided, however, that if this Stipulation is approved by the Court, Released Defendant Parties and their Related Parties may refer to it to effectuate the release granted them hereunder; or

(e)　　shall be construed against Released Defendant Parties, Lead Plaintiffs, or the Class as evidence of a presumption, concession, or admission that the consideration to be given hereunder represents the amount that could be, or would have been, recovered after trial or in any proceeding other than the Settlement.

9.　Class Certification

9.1　The Settling Parties hereby stipulate, for purposes of the Settlement only, to certification of the Litigation as a class action pursuant to CPLR §§ 901 and 902. For settlement purposes, Lead Plaintiffs are appointed as "Class Representatives" and Lead Counsel are appointed "Class Counsel." In the event that the Judgment, if applicable, does not become Final or the Settlement fails to become effective for any reason, the Settling Parties reserve all their rights on all issues. In such an event, Settling Defendants reserve all rights to object to and oppose class certification or challenge the standing of Lead Plaintiffs or any other intervening plaintiff, and this Stipulation shall not be offered as evidence of any agreement, admission, or concession that any class should be or remain certified in the Litigation or that any plaintiff has standing.

10.   Miscellaneous Provisions

10.1   The Settling Parties: (a) acknowledge that it is their intent to consummate this Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of this Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of this Stipulation, including, but not limited to, cooperating to ensure that the Federal Action is dismissed with prejudice and the Judgment is afforded its full preclusive effect in the Milwaukee Class Action and the Oak Financial Action.

10.2   The Settling Parties intend the Settlement to be a final and complete resolution of all disputes between them with respect to the Litigation. The Settlement compromises all claims that were or are contested and shall not be deemed an admission by any Settling Party, as to the merits of any claim or defense. The Judgment will contain a finding that, during the course of the Litigation, the Settling Parties and their respective counsel at all times complied with the requirements of 22 New York Code, Rules and Regulations Part 130. The Settling Parties agree that the Settlement Amount and other terms of the Settlement were negotiated in good faith by the Settling Parties and reflect a settlement that was reached voluntarily after consultation with competent legal counsel.

10.3   The Settling Parties and their counsel agree not to assert in any statement made to any media representative (whether or not for attribution) that the Litigation was commenced or prosecuted by Lead Plaintiffs or defended by Settling Defendants in bad faith or without a reasonable basis, nor will they deny that the Litigation was commenced and prosecuted and defended in good faith and is being settled voluntarily after consultation with competent legal

43

counsel. In all events, Settling Parties and their counsel shall not make any accusations of wrongful or actionable conduct by any party concerning the prosecution, defenses, and resolution of the Litigation and shall not otherwise suggest that the Settlement constitutes an admission of any claim or defense alleged. The Settling Parties reserve their right to rebut, in a manner that such party determines to be appropriate, any contention made in any public forum regarding the Litigation, including that the Litigation was brought or defended in bad faith or without a reasonable basis.

10.4   Settling Defendants and/or the Released Defendant Parties may file this Stipulation and/or the Judgment from the Litigation in any other action that has been or may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, statute of limitations, statute of repose, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim, or to effectuate any liability protection under any applicable insurance policy. The Settling Parties may file this Stipulation and/or the Judgment in any action that may be brought to enforce the terms of this Stipulation and/or Judgment. All Settling Parties submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement.

10.5   All agreements made and orders entered during the course of the Litigation relating to the confidentiality of information shall survive this Stipulation.

10.6   All of the exhibits to this Stipulation and the Supplemental Agreement are material and integral parts hereof and are fully incorporated herein by this reference.

10.7   This Stipulation, along with its exhibits and the Supplemental Agreement, may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.

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10.8   This Stipulation and the exhibits attached hereto, together with the Supplemental Agreement and the Amended Supplemental Confidential Agreement between EisnerAmper and Lead Plaintiffs referenced in ¶2.2, constitute the entire agreement among the Settling Parties hereto, as to the subject matter hereof, and supersede any prior or contemporaneous written or oral agreements or understandings between the Settling Parties. No representations, warranties, or inducements have been made to any party concerning this Stipulation, its exhibits, or the Supplemental Agreement, other than the representations, warranties, and covenants contained and memorialized in such documents.

10.9   Except as otherwise provided herein, each party shall bear his, her, or its own fees and costs.

10.10   Lead Counsel, on behalf of the Class, is expressly authorized by Lead Plaintiffs to take all appropriate actions required or permitted to be taken by the Class pursuant to this Stipulation to effectuate its terms and also is expressly authorized to enter into any modifications or amendments to this Stipulation on behalf of the Class that it deems appropriate.

10.11   Each counsel or other Person executing this Stipulation, its exhibits, the Supplemental Agreement, or any related Settlement document, on behalf of any party hereto, hereby warrants that such Person has the full authority to do so and that they have the authority to take appropriate action required or permitted to be taken pursuant to this Stipulation to effectuate its terms, without requiring additional consent, approval, or authorization of any other Person, board, entity, tribunal, or other regulatory or governmental authority.

10.12   This Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of executed counterparts shall be filed with the Court. Signatures sent by facsimile or PDF documents via e-mail shall be deemed originals.

10.13 All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed duly given: (a) when delivered personally to the recipient; (b) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid); or (c) seven (7) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient, as set forth below:

If to State Plaintiffs or State Lead Counsel:

SCOTT+SCOTT ATTORNEYS AT LAW LLP
DAVID SCOTT
THOMAS LAUGHLIN
AMANDA LAWRENCE
JACOB LIEBERMAN
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169

THE ROSEN LAW FIRM, P.A.
LAURENCE ROSEN
PHILLIP KIM
BRENT LAPOINTE
MICHAEL COHEN
275 Madison Avenue, 40th Floor
New York, NY 10016

If to Federal Plaintiffs or Federal Lead Counsel:

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL RUDMAN
DAVID ROSENFELD
ROBERT ROTHMAN
58 South Service Road, Suite 200
Melville, NY 11747

46

BRIAN COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101

BOISE SCHILLER FLEXNER LLP
JOHN ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001

If to TAP, Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen, or their Counsel:

MORGAN, LEWIS & BOCKIUS LLP
SUSAN F. DICICCO
101 Park Avenue
New York, NY 10178-0060

If to John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, or their Counsel:

DUANE MORRIS LLP
JAMES J. COSTER
230 Park Avenue
New York, NY 10178

If to Quasar Distributors, LLC or its Counsel:

DAVIS WRIGHT TREMAINE LLP
JAMES K. GOLDFARB
1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

If to EisnerAmper LLP or its Counsel:

FAEGRE DRINKER BIDDLE & REATH LLP
WILLIAM M. CONNOLLY
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

If to U.S. Bancorp Fund Services, LLC or its Counsel:

VEDDER PRICE
THOMAS P. CIMINO, JR.
222 North LaSalle Street
Chicago, Illinois 60601

If to IQCM, Potter, BFLP, or their Counsel:

MILBANK LLP
SEAN M. MURPHY
55 Hudson Yards
New York, NY 10001

If to James Velissaris, IQME, or their Counsel:

ARNOLD & PORTER KAYE SCHOLER LLP
VERONICA CALLAHAN
250 W 55th St
New York, NY 10001

If to Scott Lindell or his Counsel:

PETRILLO KLEIN & BOXER LLP
JOSHUA KLEIN
655 Third Avenue
22nd Floor
New York, NY 10017

10.14   This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Settling Parties.

10.15   The Court shall retain jurisdiction with respect to the implementation and enforcement of the terms of this Stipulation, and all Settling Parties submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in this Stipulation and matters related to the Settlement.

10.16   The waiver by one Settling Party of any breach of this Stipulation by any other party shall not be deemed a waiver by any other Settling Party or a waiver of any other prior or subsequent breach of this Stipulation.

10.17   Pending approval of the Court of this Stipulation and its exhibits, all proceedings in the State Action shall be stayed, and all Members of the Class shall be barred and enjoined from prosecuting any of the Released Claims against any of the Released Defendant Parties.

10.18   This Stipulation, its exhibits, and the Supplemental Agreement shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the State of New York, and the rights and obligations of the parties to this Stipulation shall be construed and enforced in accordance with, and governed by, the internal substantive laws of New York without giving effect to its choice-of-law principles, except to the extent that federal law requires that federal law govern.

10.19   The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

10.20   This Stipulation shall not be construed more strictly against one party than another, merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Settling Parties, it being recognized that it is the result of arm's-length negotiations between the Settling Parties and the Settling Parties have contributed substantially and materially to the preparation of this Stipulation.

10.21   Nothing in this Stipulation, or the negotiations relating thereto, is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including, without limitation, attorney-client privilege, joint defense privilege, or work product protection.

10.22   Unless otherwise provided, the Settling Parties may agree in writing to reasonable extensions of time to carry out any of the provisions of this Stipulation without further order of the Court.

IN WITNESS THEREOF, the parties hereto have caused this Stipulation to be executed by their duly authorized attorneys, dated September 7, 2022.

SCOTT+SCOTT ATTORNEYS AT LAW LLP  _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 **_Lead Counsel for State Plaintiffs_**	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 **_Lead Counsel for State Plaintiffs_**
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 **_Lead Counsel for Federal Plaintiffs_**	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 **_Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen_**

50

SCOTT+SCOTT ATTORNEYS AT LAW LLP _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 ***Lead Counsel for State Plaintiffs***	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 ***Lead Counsel for State Plaintiffs***
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Lead Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***

SCOTT+SCOTT ATTORNEYS AT LAW LLP _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 **_Lead Counsel for State Plaintiffs_**	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 **_Lead Counsel for State Plaintiffs_**
ROBBINS GELLER RUDMAN & DOWD LLP  _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 **_Lead Counsel for Federal Plaintiffs_**	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 **_Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen_**

SCOTT+SCOTT ATTORNEYS AT LAW LLP	THE ROSEN LAW FIRM, P.A.
_____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 ***Lead Counsel for State Plaintiffs***	_____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 ***Lead Counsel for State Plaintiffs***
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Lead Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP *Susan F. Di Cicco* _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***

DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

_____

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

_____

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

Counsel for U.S. Bancorp Fund Services, LLC

MILBANK LLP

_____

SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

_____

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

51

DUANE MORRIS LLP _____ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 ***Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis***	DAVIS WRIGHT TREMAINE LLP _____ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 ***Counsel for Quasar Distributors, LLC***
FAEGRE DRINKER BIDDLE & REATH LLP _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 ***Counsel for EisnerAmper LLP***	VEDDER PRICE P.C. _____ THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 ***Counsel for U.S. Bancorp Fund Services, LLC***
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 ***Counsel for IQCM, Potter, and BFLP***	PETRILLO KLEIN & BOXER LLP _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 ***Counsel for Scott Lindell***

DUANE MORRIS LLP _____ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 **_Counsel for John C. Chrystal, Albert J._ _DiUlio, S.J., and Harry E. Resis_**	DAVIS WRIGHT TREMAINE LLP _____ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 **_Counsel for Quasar Distributors, LLC_**
FAEGRE DRINKER BIDDLE & REATH LLP _B. u_ _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 **_Counsel for EisnerAmper LLP_**	VEDDER PRICE P.C. _____ THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 **_Counsel for U.S. Bancorp Fund Services,_ _LLC_**
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 **_Counsel for IQCM, Potter, and BFLP_**	PETRILLO KLEIN & BOXER LLP _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 **_Counsel for Scott Lindell_**

DUANE MORRIS LLP ________________________ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 ***Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis***	DAVIS WRIGHT TREMAINE LLP ________________________ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 ***Counsel for Quasar Distributors LLC***
FAEGRE DRINKER BIDDLE & REATH LLP ________________________ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 ***Counsel for EisnerAmper LLP***	VEDDER PRICE P.C. Thomas P. Cimino, Jr. ________________________ THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 ***Counsel for U.S. Bancorp Fund Services, LLC***
MILBANK LLP ________________________ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 ***Counsel for IQCM, Potter, and BFLP***	PETRILLO KLEIN & BOXER LLP ________________________ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 ***Counsel for Scott Lindell***



DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

_____

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

_____

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

Counsel for U.S. Bancorp Fund Services, LLC

MILBANK LLP


_____

SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

_____

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

_____

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

_____

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

Counsel for U.S. Bancorp Fund Services, LLC

MILBANK LLP

_____

SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

Joshua Klein
_____

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

51

ARNOLD & PORTER KAYE SCHOLER LLP

/s/ Veronica Callahan
VERONICA CALLAHAN

250 W 55th St
New York, NY 10001

Counsel for James Velissaris and IQME

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION ⟩ This Document Relates To: The Consolidated Action	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,
 	
           Plaintiff,
 	
   v.
 	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,
 	
           Defendants.
	Index No. 652906/2022
	
	CLASS ACTION
	
	Part 53: Justice Andrew S. Borrok

EXHIBIT A
ORDER PRELIMINARILY APPROVING SETTLEMENT
AND PROVIDING NOTICE

WHEREAS, on September 7, 2022, the settling parties to the above-captioned actions (the "State Action"), together with the settling parties in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action") (the "State Action" and "Federal Action" together, the "Litigation") entered into an Amended Stipulation of Settlement (the "Stipulation"), which is subject to review by this Court and which, together with the exhibits thereto, sets forth the terms and conditions for the Settlement and dismissal of the claims alleged in the Litigation; and the Court having read and considered the Stipulation and the accompanying documents; and the Settling Parties to the Stipulation having consented to the entry of this Order Preliminarily Approving Settlement and Providing Notice; and all capitalized terms used herein having the meanings defined in the Stipulation, unless otherwise defined;

NOW, THEREFORE, IT IS HEREBY ORDERED:

1.   The Court preliminarily finds that the Settlement:

(a)   resulted from informed, extensive arm's-length negotiations, including two full-day mediation sessions among Lead Plaintiffs and Settling Defendants under the direction of a very experienced mediator, Robert A. Meyer, Esq. of JAMS; and

(b)   is sufficiently fair, reasonable, and adequate to warrant providing notice of the Settlement to the Class.

2.   For purposes of Settlement only, and preliminarily, for purposes of this Order, the Litigation shall proceed as a class action, pursuant to CPLR §§ 901 and 902, on behalf of a Class consisting of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Alpha Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or

Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016, and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation; (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendant's immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

3.   For purposes of the Settlement only, and preliminarily, for purposes of this Order, Lead Plaintiffs are hereby certified as the Class Representatives, and Lead Counsel is appointed as Class Counsel.

4.   A Settlement Hearing is hereby scheduled to be held before the Court, the Honorable Andrew S. Borrok, Supreme Court of New York, New York County at 60 Centre Street, Part 53, Courtroom 238, New York, New York 10007, on _, 2022, at _:_.m., for the following purposes to:

      (a)   determine whether the proposed Settlement is fair, reasonable, and adequate and should be approved by the Court;

      (b)   determine whether the Judgment, as provided under the Stipulation, should be entered;

(c)   determine whether the proposed Plan of Allocation for the distribution of the Net Settlement Fund should be approved by the Court as fair, reasonable, and adequate;

(d)   determine whether to grant final certification of a Class for purposes of the Settlement;

(e)   consider Lead Plaintiffs' Counsel's Fee and Expense Application;

(f)   consider Lead Plaintiffs' request for an award for its efforts in prosecuting the Litigation on behalf of the Class;

(g)   consider any objections or opt-outs received by the Court; and

(h)   rule upon such other matters as the Court may deem appropriate.

5.   The Court reserves the right to approve the Settlement, with such modifications as may be agreed to by the Settling Parties, with or without further notice to the Class and may adjourn or continue the Settlement Hearing without further notice to the Class. The Court reserves the right to enter the Judgment approving the Stipulation regardless of whether it has approved the Plan of Allocation, Lead Plaintiffs' Counsel's Fee and Expense Application, and Lead Plaintiffs' request for an award for their representation of the Class. The Court reserves the right to hold the Settlement Hearing telephonically or by other virtual means.

6.   The Court approves the form, substance, and requirements of the Notice of Pendency and Proposed Settlement of Class Action (the "Notice"), the Proof of Claim and Release, and the Summary Notice, annexed hereto as Exhibits A-1, A-2, and A-3, respectively.

7.   The Court approves the appointment of Gilardi & Co. LLC as the Claims Administrator to supervise and administer the Notice procedure in connection with the proposed Settlement, as well as the processing of Proofs of Claim and Release as more fully set forth below.

8.   The Claims Administrator shall cause the Notice and Proof of Claim and Release,

substantially in the forms annexed hereto, to be mailed, by first class mail, postage prepaid, within

twenty-one (21) calendar days of this Order, to all Class Members who can be identified with

reasonable effort. Within ten (10) calendar days of this Order, for the purpose of identifying and

giving notice to the Class: (a) TAP and U.S. Bancorp shall provide to the Claims Administrator,

at no cost to Lead Plaintiffs or the Class, reasonably available transfer records in electronic

searchable form, such as Excel, containing the account registration information of registered

owners of Diversified Fund Shares during the Class Period; and, (b) the Volatility Fund and the

IQCM Parties shall provide (or cause to provide) to the Claims Administrator, at no cost to Lead

Plaintiffs or the Class, reasonably available transfer records in electronic searchable form, such as

Excel, containing the names and contact information of owners of interests in the Volatility Fund

during the Class Period. The Claims Administrator shall use such information solely to effectuate

this Settlement and shall in all events keep the information confidential and shall not distribute the

information to anyone. The Claims Administrator shall use reasonable efforts to give notice to

nominee purchasers, such as brokerage firms, intermediaries, custodians, and other Persons, who

purchased or otherwise acquired Diversity Fund Shares or the securities of the Volatility Fund

during the Class Period as record owners, but not as beneficial owners. Such nominee purchasers

are directed, within fourteen (14) business days of their receipt of the Notice, to either forward

copies of the Notice and Proof of Claim and Release to their beneficial owners or to provide the

Claims Administrator with lists of the names and addresses of the beneficial owners, and the

Claims Administrator is ordered to send the Notice and Proof of Claim and Release promptly to

such identified beneficial owners. Nominee purchasers who elect to send the Notice and Proof of

Claim and Release to their beneficial owners shall send a statement to the Claims Administrator confirming that the mailing was made as directed. Additional copies of the Notice shall be made available to any record holder requesting such for the purpose of distribution to beneficial owners, and such record holders shall be reimbursed from the Settlement Fund, upon receipt by the Claims Administrator of proper documentation, for the reasonable expense of sending the Notice and Proof of Claim and Release to beneficial owners.

9. The Claims Administrator shall cause the Summary Notice to be published once over a national newswire service, within ten (10) calendar days after the mailing of the Notice.

10. The Claims Administrator shall notify all Class Members of any changes of the Settlement Hearing by posting notice of the changes on www.InfinityQSecuritiesSettlement.com.

11. Lead Counsel shall, at least seven (7) calendar days before the Settlement Hearing, file with the Court and serve on the Settling Parties proof of mailing of the Notice and Proof of Claim and Release and proof of publication of the Summary Notice.

12. The form and content of the Notice and the Summary Notice, and the method set forth herein of notifying the Class of the Settlement and its terms and conditions, meet the requirements of New York law, due process, and all other applicable laws and constitute the best notice practicable under the circumstances, and shall constitute due and sufficient notice to all persons and entities entitled thereto and are reasonably calculated under the circumstances to describe the terms and effect of the Settlement and to apprise the Class Members of their right to object to the proposed Settlement and to exclude themselves from the Class. No Class Member will be relieved from the terms and conditions of the Settlement, including the releases provided pursuant thereto, based upon the contention or proof that such Class Member failed to receive actual or adequate notice.

13.   In order to be entitled to participate in the Net Settlement Fund, in the event the Settlement is consummated in accordance with the terms set forth in the Stipulation, each Class Member shall take the following actions and be subject to the following conditions:

(a)   Within ninety (90) calendar days after such time as set by the Court for the Claims Administrator to mail the Notice to the Class, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form contained in Exhibit A-2 attached hereto and as approved by the Court, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and Release and as are reasonably available to the Authorized Claimant.

(b)   Except as otherwise ordered by the Court, all Class Members who fail to submit a Proof of Claim and Release timely within such period, or such other period as may be ordered by the Court, shall be forever barred from receiving any payments pursuant to the Stipulation and Settlement set forth therein, but will, in all other respects, be subject to and bound by the provisions of the Stipulation, the releases contained therein of the Released Claims, and the Final Judgment. Notwithstanding the foregoing, Lead Counsel may, in their discretion, accept for processing late submitted claims, so long as the distribution of the Net Settlement Fund to Authorized Claimants is not materially delayed. Lead Counsel may also, in their discretion, waive what Lead Counsel deems to be *de minimis* or formal or technical defects in any Proof of Claim and Release submitted. In connection with processing the Proofs of Claim, no discovery shall be allowed on the merits of the Litigation or Settlement. No Person shall have any claim against Lead Plaintiffs, Lead Plaintiffs' Counsel, or the Claims

Administrator by reason of the decision to exercise such discretion whether to accept late-submitted or technically deficient claims.

(c)   As part of the Proof of Claim and Release, each Class Member shall submit to the jurisdiction of the Court, with respect to the claim submitted, and shall (subject to effectuation of the Settlement) release all Released Claims as provided in the Stipulation.

14.   Class Members shall be bound by all determinations and judgments in the Litigation, whether favorable or unfavorable, unless they request exclusion from the Class in a timely and proper manner, as hereinafter provided and as set forth in the Notice. A Class Member wishing to make such request shall, no later than twenty-one (21) calendar days prior to the date set for the Settlement Hearing, mail a request for exclusion in written form by first class mail postmarked to the address designated in the Notice. Such request for exclusion shall clearly indicate the name, address, and telephone number of the Person seeking exclusion, that the sender requests to be excluded from the Class, and must be signed by such Person. Such Persons requesting exclusion are also directed to state the date(s), price(s), and number of Diversified Fund Shares or the securities of the Volatility Fund that they purchased during the Class Period. The request for exclusion shall not be effective unless it is made in writing within the time stated above, and the exclusion is accepted by the Court. Class Members requesting exclusion from the Class shall not submit a Proof of Claim and Release and shall not be entitled to receive any payment out of the Net Settlement Fund, as described in the Stipulation and Notice.

15.   The Court will consider objections to the Settlement, Plan of Allocation, award to Lead Plaintiffs, and/or award of attorneys' fees and expenses. Any Class Member wanting to object must do so in writing in the manner and be postmarked by the deadline set forth below and in the Notice, and may also appear at the Settlement Hearing. To the extent any Class Member

wants to object, such objections and any supporting papers, accompanied by proof of Class

membership, shall be filed in writing with the Supreme Court of the State of New York, County

of New York: Commercial Division, 60 Centre Street, New York, NY 10007, and copies of all

such papers served such that they are postmarked no later than ____, 2022, which is twenty-one

(21) calendar days prior to the Settlement Hearing, to each of the following: Thomas Laughlin,

Scott+Scott Attorneys at Law LLP, The Helmsley Building, 230 Park Avenue, 17th Fl., New York,

NY 10169, Samuel Rudman, Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite

200, Melville, NY 11747, (631) 367-1173, and Phillip Kim, The Rosen Law Firm, P.A., 275

Madison Avenue, 40th Fl., New York, NY 10016, on behalf of the Lead Plaintiffs and Class and

to Settling Defendants' counsel: Morgan, Lewis & Bockius LLP, c/o Susan F. DiCicco, 101 Park

Avenue, New York, NY 10178-0060; Duane Morris LLP, c/o James J. Coster, 230 Park Avenue,

New York, NY 10178; Davis Wright Tremaine LLP, c/o James K. Goldfarb, 1251 Avenue of the

Americas, 21st Floor, New York, NY 10020-1104; Faegre Drinker Biddle & Reath LLP, c/o

William M. Connolly, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996; Vedder

Price, c/o Thomas P. Cimino, Jr., 222 North LaSalle Street, Chicago, Illinois 60601; Milbank LLP,

c/o Sean M. Murphy, 55 Hudson Yards, New York, NY 10001; Arnold & Porter Kay Scholer LLP,

c/o Veronica Callahan, 250 W. 55th Street, New York, NY 10001; Petrillo Klein & Boxer LLP,

c/o Joshua Klein, 655 Third Avenue, 22nd Fl., New York, NY 10017. Persons who intend to

object to the Settlement, Plan of Allocation, Fee and Expense Application, and/or Lead Plaintiffs'

request for an award for representing the Class, and desire to present evidence at the Settlement

Hearing, must include in their written objections copies of any exhibits they intend to introduce

into evidence at the Settlement Hearing. If an objector hires an attorney to represent them for the

purposes of making an objection, the attorney must both effect service of a notice of appearance on counsel listed above and file it with the Court by no later than 40 days before the Settlement

Hearing. A Class Member who files a written objection does not have to appear at the Settlement

Hearing for the Court to consider his/her/its objection. Any objection must establish the Class

Member's membership in the Class and must identify any other settlements that the objector and

their counsel have objected to. If the Class Member intends to appear at the Settlement Hearing,

the Class Member shall identify any witnesses he/she/it may seek to call and exhibits intended to

be offered at the Settlement Hearing in the papers served, as set forth above, no later than

_____, 2022. Any Class Member who does not make his/her/its objection in the manner

provided shall be deemed to have waived such objection and shall forever be foreclosed from

making any objection to the fairness, reasonableness, or adequacy of the Settlement set forth in

the Stipulation, to the Plan of Allocation, and to any Fee and Expense Award to Lead Plaintiffs'

Counsel and Lead Plaintiffs' request for payment, unless otherwise ordered by the Court.

16.   Any Class Member who submits a request for exclusion may thereafter submit to

the Claims Administrator and Lead Plaintiffs' Counsel a written and signed revocation of that

request for exclusion, provided that it is received no later than five (5) business days before the

Settlement Hearing, in which event that Person will be included in the Class.

17.   All papers in support of the Settlement, Plan of Allocation, and Fee and Expense

Application by Lead Plaintiffs' Counsel and award to Lead Plaintiffs shall be filed thirty-five (35)

calendar days prior to the date set for the Settlement Hearing. All reply papers shall be filed and

served at least seven (7) calendar days prior to the Settlement Hearing.

18.   All funds held by the Escrow Agent shall be deemed and considered to be in

custodia legis of the Court, and shall remain subject to the jurisdiction of the Court, until such time

as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

19.   The Claims Administrator, Settling Defendants' Counsel, and Plaintiffs' Counsel shall promptly furnish each other with copies of any and all objections that come into their possession.

20.   Pending final determination of whether the Settlement should be approved, Lead Plaintiffs, all Class Members, and each of them, and anyone who acts or purports to act on their behalf, shall not institute, commence, maintain, or prosecute, and are hereby barred and enjoined from instituting, continuing, commencing, maintaining, or prosecuting, any action in any court or tribunal that asserts Released Claims against any of the Released Defendant Parties. Unless and until the Stipulation is terminated pursuant to its terms, all proceedings in the State Action, other than such proceedings as may be necessary to carry out the terms and conditions of the Settlement, are hereby stayed and suspended until further order of the Court, and the Settling Parties are ordered and directed to use their best efforts to ensure that all other proceedings in the Litigation, other than such proceedings as may be necessary to carry out the terms and conditions of the Settlement, are also stayed and suspended until further order of the Court.

21.   All reasonable expenses incurred in identifying and notifying Class Members, as well as administering the Settlement Fund, shall be paid as set forth in the Stipulation and herein. In the event the Settlement is not approved by the Court, is terminated in accordance with the Stipulation or the Supplemental Agreement, or in the event the Judgment is reversed, vacated, or altered following any appeal taken therefrom or otherwise fails to become effective, neither Lead Plaintiffs nor any of their counsel shall have any obligation to repay any amounts actually and properly disbursed from the Settlement Fund as of that time, except as provided for in the Stipulation.

22.   If any specified condition to the Settlement set forth in the Stipulation is not

satisfied and Lead Plaintiffs or Settling Defendants elect to terminate the Settlement in accordance

with the Stipulation or the Supplemental Agreement, then, in any such event, the Stipulation,

including any amendment(s) thereof, shall be null and void and of no further force or effect (except

to the extent otherwise expressly provided in the Stipulation), without prejudice to any Settling

Party, and may not be introduced as evidence or referred to in the Litigation, or any action or

proceeding by any Person for any purpose, and each Settling Party shall be restored to his, her, or

its respective position as it existed on September 7, 2022.

23.   Neither the Stipulation nor the terms of the Settlement, nor any of the negotiations

or proceedings connected with it, nor this Order, shall be construed as an admission or concession

by Settling Defendants of the truth of any of the allegations in the Litigation or of any liability,

fault, or wrongdoing of any kind.

24.   The Court retains exclusive jurisdiction to consider all further matters arising out

of or connected with the Settlement.

        IT IS SO ORDERED.

DATED: _____, 2022

                                    _____
                                    THE HONORABLE ANDREW S. BORROK, J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION)))))))	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action))))))	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.)))))))))))))))	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok

EXHIBIT B
JUDGMENT AND ORDER GRANTING FINAL APPROVAL OF
CLASS ACTION SETTLEMENT

[PROPOSED] ORDER AND FINAL JUDGMENT

WHEREAS, the Court is advised that the Settling Parties, through their counsel, have agreed, subject to Court approval following Notice to the Class and a hearing, to settle and dismiss with prejudice the Litigation upon the terms and conditions set forth in the Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation" or "Settlement"); and

WHEREAS, on _____, 2022, the Court entered its Order Preliminarily Approving Settlement and Providing Notice (the "Preliminary Approval Order"), which preliminarily approved the Settlement and approved the form and manner of Notice to the Class of the Settlement, and said Notice has been made, and the Settlement Hearing having been held; and

NOW, THEREFORE, based upon the Stipulation and all of the filings, records, and proceedings herein, and it appearing to the Court upon examination that the Settlement set forth in the Stipulation is fair, reasonable, and adequate, and upon a Settlement Hearing having been held after Notice to the Class of the Settlement to determine if the Settlement is fair, reasonable, and adequate and whether the Judgment should be entered in the Litigation;

THE COURT HEREBY FINDS AND CONCLUDES THAT:

A.   The provisions of the Stipulation, including definitions of the terms used therein, are hereby incorporated by reference as though fully set forth herein.

B.   This Court has jurisdiction of the subject matter of the Litigation and over all of the Settling Parties and all Class Members for purposes of the Settlement.

C.   The form, content, and method of dissemination of Notice given to the Class was adequate and reasonable and constituted the best notice practicable under the circumstances, including individual Notice to all Class Members who could be identified through reasonable effort.

D.   The form and manner of the Notice is hereby determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of § 904 of the New York Civil Practice Law and Rules ("CPLR"), due process, and all other applicable laws and rules, and it is further determined that all members of the Class are bound by this Judgment.

E.   The Court finds, pursuant to CPLR §§ 901 and 902, as follows, that:

(i)   the Class is so numerous that joinder of all members is impracticable;

(ii)   there are questions of law and fact common to the Class;

(iii)   the claims of Lead Plaintiffs are typical of the claims of the Class;

(iv)   Lead Plaintiffs and Plaintiffs' Counsel have fairly and adequately protected the interests of the Class;

(v)   the requirements of CPLR § 904 have been satisfied;

(vi)   the requirements of the Supreme Court of New York, Commercial Division Rules and due process have been satisfied in connection with the Notice;

(vii)   the Litigation is hereby finally certified (solely for purposes of effectuating the Settlement and not for any other purpose) as a class action pursuant to CPLR §§ 901 and 902, on behalf of a Class consisting of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Alpha Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) between February 22, 2016, and February 22, 2021, both dates inclusive; and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q

Volatility Alpha Offshore Fund, Ltd. (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation; (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendant's immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court. [No Persons have requested exclusion from the Class] / [Attached hereto as Exhibit 1 is a list of the persons and entities who validly and timely requested exclusion from the Class and are hereby excluded from the Class]; and

(viii)   Lead Plaintiffs are hereby certified as the Class Representatives and Lead Counsel are certified as Class Counsel.

F.   The Settlement, as set forth in the Stipulation, is fair, reasonable, and adequate.

(i)   The Settlement was negotiated at arm's-length by Lead Plaintiffs on behalf of the Class and by Settling Defendants, all of whom were represented by highly experienced and skilled counsel. The Litigation settled only after, among other things: (1) multiple months of mediation conducted by an experienced mediator who was familiar with the Litigation; (2) the exchange between Lead Plaintiffs and Settling Defendants of detailed mediation statements before and during the mediation that highlighted the factual and legal issues in dispute; (3) Plaintiffs' Counsel's extensive investigation, which included, among other things, a review of non-public documents and information provided by the Settling Defendants, relevant U.S. Securities and Exchange Commission filings, press releases, investor materials prepared by the Funds, documents filed in separate suits and enforcement proceedings, media reports, and other publicly disclosed reports and information about the Defendants; (4) the drafting and submission of detailed complaints; and (5) motion practice directed to the complaints. Accordingly, both Lead Plaintiffs and the Settling Defendants were well positioned to evaluate the settlement value of the Litigation. The Stipulation has been entered into in good faith and is not collusive.

(ii)   If the Settlement had not been achieved, both Lead Plaintiffs, Class Members, and Settling Defendants faced the expense, risk, and uncertainty of extended litigation. The Court takes no position on the merits of either Lead Plaintiffs' or Settling Defendants' arguments, but notes these arguments as evidence in support of the reasonableness of the Settlement.

G.   Lead Plaintiffs and Lead Counsel have fairly and adequately represented the interests of Class Members in connection with the Settlement.

H.   Lead Plaintiffs, all Class Members, and Defendants are hereby bound by the terms of the Settlement, as set forth in the Stipulation.

IT IS HEREBY ORDERED THAT:

1.   The Settlement on the terms set forth in the Stipulation is finally approved as fair, reasonable, and adequate. The Settlement shall be consummated in accordance with the terms and provisions of the Stipulation. The Litigation and all of the claims asserted against the Settling Defendants in the Litigation by Lead Plaintiffs are hereby dismissed with prejudice. The Settling Parties are to bear their own costs, except as otherwise provided in the Stipulation

2.   All Released Plaintiff Parties and Released Defendant Parties, as defined in the Stipulation, are released in accordance with, and as defined in, the Stipulation.

3. Upon the Effective Date, Lead Plaintiffs and each Class Member shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Released Claims against the Released Defendant Parties, whether or not such Class Member executes and delivers a Proof of Claim and Release.

4. Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released all Released Plaintiff Parties from all Released Defendants' Claims.

5. Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released all Released Defendant Parties from all Released Defendants' Claims.

6. All Class Members who have not objected to the Settlement in the manner provided in the Notice are deemed to have waived any objections by appeal, collateral attack, or otherwise. No Class Member will be relieved from the terms and conditions of the Settlement, including the releases and assignment provided pursuant thereto, based upon the contention or proof that such Class Member failed to receive actual or adequate notice.

7. All Class Members who have failed to submit requests for exclusion (requests to opt-out) properly from the Class are bound by the terms and conditions of the Stipulation and this Judgment. [The requests for exclusion by the Persons identified in Exhibit 1 to this Judgment are accepted by the Court.]

8. All other provisions of the Stipulation are incorporated into this Judgment as if fully rewritten herein.

9. Lead Plaintiffs and all Class Members are hereby barred and enjoined from instituting, commencing, maintaining, or prosecuting in any court or tribunal any of the

Released Claims against any of the Released Defendant Parties. Claims to enforce the terms of the Stipulation are not released. Nothing in the Stipulation, or its exhibits, or this Order shall be construed as limiting, modifying, or otherwise affecting any insurance coverage or policies that may be available to any of the Released Defendant Parties.

10. Upon the Effective Dates of the Settlement, to the fullest extent permitted by law, all individuals and entities shall be permanently enjoined, barred and restrained from bringing, commencing, prosecuting or asserting any claims, actions, or causes of action against the Settling Defendants or any of the Released Defendant Parties for (a) contribution (or any other claim, however denominated on whatsoever theory) arising out of or related to the claims or allegations asserted or that could be asserted by Lead Plaintiffs in the Litigation, or (b) any other claim of any type, whether arising under state, federal, common, or foreign law, for which the injury claimed is that Person's actual or potential liability to Lead Plaintiffs, the Class, and/or Class Members; provided, however, nothing herein shall: (1) preclude any of the Settling Defendants from seeking to enforce the terms of any insurance policy or policies that may provide coverage for payment of the Settlement Amount and/or any defense or other costs incurred in connection with the Litigation or the Settlement; or (2) release or alter any and all contractual rights arising under the terms of any written agreement between or among the Settling Defendants, including but not limited to obligations under any indemnity agreement between or among any of the Settling Defendants. Any final verdict or judgment that may be obtained by or on behalf of the Class or a Class Member against any non-settling Defendant shall be reduced by the greater of: (a) an amount that corresponds to the percentage of responsibility of the Settling Defendants; or (b) the amount paid by or on behalf of the Settling Defendants to the Class or Class Member.

11.   Neither the Stipulation nor Settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or Settlement:

(a)   shall be offered or received against Settling Defendants as evidence of, or evidence in support of, a presumption, concession, or admission with respect to any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason as against Settling Defendants, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; however, Settling Defendants may refer to it to effectuate the liability protection granted to them hereunder;

(b)   shall be construed as or received in evidence as an admission, concession, or presumption against Lead Plaintiffs or any of the Class Members that any of their claims are without merit, or that any defenses asserted by Defendants have any merit, or that damages recoverable in the Litigation would have exceeded the Settlement Fund; and

(c)   notwithstanding the foregoing, Settling Defendants, Lead Plaintiffs, Class Members, and/or the Released Parties may file the Stipulation and/or this Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

12.   The Court hereby finds and concludes that due and adequate Notice was directed to all Persons who are Class Members, advising them of the Plan of Allocation and of their right to object thereto, and a full and fair opportunity was accorded to all Persons who are Class Members to be heard with respect to the Plan of Allocation.

13.   The Court hereby finds that the Plan of Allocation is fair and reasonable and the Claims Administrator is directed to administer the Settlement in accordance with the Stipulation.

14.   The Court hereby finds and concludes that the formula for the calculation of the claims of Authorized Claimants, which is set forth in the Notice sent to Class Members, provides a fair and reasonable basis upon which to allocate the proceeds of the Net Settlement Fund established by the Stipulation among Class Members, with due consideration having been given to administrative convenience and necessity.

15.   Nothing in the Settlement restricts the ability of any Party to advocate in favor of or against the applicability of any offset to any claims asserted in any other action based on any amount paid to Authorized Claimants through the Settlement.

16.   The Court hereby awards Plaintiffs' Counsel attorneys' fees of ____% of the Settlement Amount, plus Plaintiffs' Counsel's expenses in the amount of $ _____, together with the interest earned thereon for the same time period and at the same rate as that earned on the Settlement Fund until paid. The Court finds that the amount of fees awarded is appropriate and that the amount of fees awarded is fair and reasonable given the contingent nature of the Litigation and substantial risks of non-recovery, time and effort involved, and result obtained for the Class.

17.   The Fee and Expense Award and interest earned thereon shall immediately be paid to Lead Counsel from the Settlement Fund subject to the terms, conditions, and obligations of the Stipulation, which terms, conditions, and obligations are incorporated herein.

18.   Each Lead Plaintiff is awarded $____. Such payment is appropriate considering Lead Plaintiffs' active participation in the Litigation, as attested to by the declarations submitted to the Court. Such payment is to be made from the Settlement Fund.

19.   In the event that the Stipulation is terminated in accordance with its terms: (a) this Judgment shall be rendered null and void and shall be vacated *nunc pro tunc*; and (b) the Litigation shall proceed as provided in the Stipulation.

20.   The Court finds that during the course of the Litigation, the Settling Parties and their respective counsel at all times complied with the requirements of 22 New York Code, Rules and Regulation §130-1 and all other similar statutes.

21.   Without further order of the Court, the Settling Parties may agree in writing to such amendments, modifications, and expansions of the Stipulation and reasonable extensions of time to carry out any of the provisions of the Stipulation, provided that such amendments, modifications, expansions, and extensions do not materially alter the rights of the Class Members or the Released Defendant Parties under the Stipulation.

22.   Without affecting the finality of this Judgment in any way, this Court retains continuing jurisdiction over: (a) implementation of the Settlement and any award or distribution of the Settlement Fund, including interest earned thereon; (b) disposition of the Settlement Fund; (c) hearing and determining applications for attorneys' fees, interest, and expenses in the Litigation; and (d) all Settling Parties hereto for the purpose of construing, enforcing, and administrating the Stipulation.

IT IS SO ORDERED.

DATED: _____   _____
                                        THE HONORABLE ANDREW S. BORROK,
                                        J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION))))))	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action)))))))	

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,
 	
                Plaintiff,
 	
    v.
 	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,
 	
                Defendants.)))))))))))))))))
	Index No. 652906/2022
	
	CLASS ACTION
	
	Part 53: Justice Andrew S. Borrok

EXHIBIT A-1
NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok

NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION

TO: **ALL PERSONS OR ENTITIES THAT EITHER: (I) PURCHASED OR OTHERWISE ACQUIRED INVESTOR SHARES (TICKER SYMBOL IQDAX) AND/OR INSTITUTIONAL SHARES (TICKER SYMBOL IQDNX) IN INFINITY Q DIVERSIFIED ALPHA FUND (THE "DIVERSIFIED FUND") BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021 (THE "CLASS PERIOD"); AND/OR (II) INVESTED THROUGH EITHER THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD. (COLLECTIVELY, THE "VOLATILITY FUND") DURING THE CLASS PERIOD**

IF YOU ARE A CLASS MEMBER, YOU MAY BE ENTITLED TO SHARE IN THE PROCEEDS OF THE PROPOSED SETTLEMENT OF THIS CASE DESCRIBED IN THIS NOTICE. IN ORDER TO QUALIFY FOR A SETTLEMENT PAYMENT, YOU MUST TIMELY SUBMIT A PROOF OF CLAIM AND RELEASE FORM ("PROOF OF CLAIM") BY ＿, 2022.

THIS NOTICE WAS AUTHORIZED BY THE COURT. IT IS NOT A LAWYER SOLICITATION. PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.

WHY SHOULD I READ THIS NOTICE?

The proposed settlement will result in the creation of a cash settlement fund in the principal amount of up to $48,000,000, plus any interest that may accrue thereon (the "Settlement Fund").

This Notice is given pursuant to an order issued by the Supreme Court of the State of New York, County of New York: Commercial Division (the "Court"). This Notice serves to inform you of the certification of the Class for purposes of settlement only and the proposed settlement (the "Settlement") of the above-captioned class action lawsuits, *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 and *Dominus Multimanager Fund Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (together, the "State Action"), pending in the Court, along with *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y.), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (the State Action and Federal Action are together referred to as, the "Litigation") and the hearing (the "Settlement Hearing") to be held by the Court to consider the fairness, reasonableness, and adequacy of the Settlement, as set forth in the Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation"), by and between lead plaintiffs Andrea Hunter, David Rosenstein, and Neil O'Connor ("State Plaintiffs"); Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") and Plaintiff Dominus Multimanager Fund, Ltd. ("Federal Plaintiffs" and together with the State Plaintiffs, the "Lead Plaintiffs"); and defendants The Trust for Advised Portfolios ("TAP" or the "Trust"), including the Diversified Fund;

Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen (together, the "TAP Individual Defendants"); Quasar Distributors LLC ("Quasar"), EisnerAmper LLC ("EisnerAmper"), and U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), Infinity Q Capital Management LLC ("IQCM"); Infinity Q Management Equity, LLC ("IQME"); James Velissaris ("Velissaris"); Scott Lindell ("Lindell"); Leonard Potter ("Potter"); Bonderman Family Limited Partnership, LP ("BFLP"); (collectively, IQCM, IQME, Velissaris, Lindell, Potter, and BFLP are the "IQCM Parties") (TAP, TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper, and the IQCM Parties, are, collectively, the "Settling Defendants") by and through their counsel by their respective counsel. In this Litigation, Lead Plaintiffs also assert claims against Infinity Q Volatility Alpha Offshore Fund, Ltd. ("Volatility Feeder Fund") and Infinity Q Volatility Alpha Fund, L.P. ("Volatility Master Fund," and together with the Volatility Feeder Fund, the "Volatility Fund"), which are being released by this Settlement (the Settling Defendants and the Volatility Fund are, together, the "Defendants").

This Notice is intended to inform you how the Litigation and proposed Settlement may affect your rights and what steps you may take in relation to it. This Notice is NOT an expression of any opinion by the Court as to the merits of the claims or defenses asserted in the Litigation or whether the Defendants engaged in any wrongdoing.

WHAT IS THIS LAWSUIT ABOUT?

I. THE ALLEGATIONS

Lead Plaintiffs claim that Defendants violated one or more of common law claims, §§ 11, 12(a)(2), and/or 15 of the Securities Act of 1933 (the "Securities Act") and/or §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as well as U.S. Securities and Exchange Commission ("SEC") Rule 10b-5 promulgated thereunder, by reason of materially false and misleading statements made by certain Defendants during the Class Period concerning the Diversified Fund and the Volatility Fund (together, the "Funds") and in the Registration Statements and Prospectuses for the Diversified Fund. Specifically, Lead Plaintiffs allege that certain Defendants made materially false and misleading statements about, and failed to disclose material information regarding, the way that the Funds and their investment advisors valued certain assets of the Funds, including swap contracts. Lead Plaintiffs also allege that certain Defendants failed to adhere to stated valuation procedures and tampered, or failed to prevent tampering, with third-party pricing models, resulting in valuations that were significantly overstated.

Settling Defendants deny all of Lead Plaintiffs' allegations and any other wrongdoing. Without limiting the generality of the foregoing in any way, Settling Defendants have denied, and continue to deny, among other things, that any misstatements or materially misleading omissions were made or that Lead Plaintiffs or the Class[1] have suffered any damages, and/or suffered any damages caused by Defendants. Settling Defendants do not admit any liability or wrongdoing in connection with the allegations set forth in the Litigation or any facts related thereto. The

---

[1] All undefined capitalized terms in this notice have the meanings as defined in the Stipulation.

Settlement shall in no event be construed as, or deemed to be evidence of, liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts, or omissions on the part of any of the Defendants, or of any infirmity of any defense, or of any damages to Lead Plaintiffs or any other Class Member.

THE COURT HAS NOT RULED AS TO WHETHER DEFENDANTS ARE LIABLE TO LEAD PLAINTIFFS OR THE CLASS. THIS NOTICE IS NOT INTENDED TO BE AN EXPRESSION OF ANY OPINION BY THE COURT WITH RESPECT TO THE TRUTH OF THE ALLEGATIONS IN THE LITIGATION OR THE MERITS OF THE CLAIMS OR DEFENSES ASSERTED. THIS NOTICE IS SOLELY TO ADVISE YOU OF THE PROPOSED SETTLEMENT OF THE LITIGATION AND YOUR RIGHTS IN CONNECTION WITH THAT SETTLEMENT.

II.   PROCEDURAL HISTORY

Initial complaints in the State Action were filed on February 24, 2021 and February 25, 2021. On April 15, 2021, the Court entered an order consolidating the two actions in the State Action, and appointing the law firms of Scott+Scott Attorneys at Law ("Scott+Scott") and The Rosen Law Firm, P.A. ("Rosen") as Co-Lead Counsel in the State Action.

On April 16, 2021, State Plaintiffs filed a Consolidated Complaint. Between June 1, 2021 and June 30, 2021, pursuant to the agreed-upon schedule, all defendants filed motions to dismiss the Consolidated Complaint. Plaintiffs opposed the motions to dismiss on July 30, 2021. Defendants filed reply motions in support of the motions to dismiss on September 14, 2021. The Court scheduled a hearing on the then-pending motions to dismiss on April 4, 2022. On March 25, 2022, the parties in the State Action wrote to the Court to provide an update on the settlement negotiations. In addition to informing the Court of the ongoing mediation, the parties informed the Court that State Plaintiffs intended to file a Consolidated Amended Complaint, which would moot the then-pending motions to dismiss. Accordingly, the parties requested that the Court adjourn the April 4, 2022 hearing to conserve judicial resources. The Court adjourned the hearing, and State Plaintiffs filed their Consolidated Amended Complaint on May 2, 2022. On August 15, 2022, the State Plaintiffs filed a motion for leave to file a second Consolidated Amended Complaint, which includes Federal Lead Plaintiff Schiavi and Dattani as a class representative for investors in the Diversified Fund.

On August 12, 2022, Plaintiff Dominus filed a complaint in the Supreme Court of the State of New York asserting common law claims on behalf of investors in the Volatility Fund, which was subsequently designated as related to the State Action. *Dominus Multimanager Fund Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022.

The initial complaint in the Federal Action was filed on February 26, 2021. On February 17, 2022, the Federal Plaintiffs filed an additional putative class action complaint in federal court asserting claims on behalf of investors in both the Diversified Fund and the Volatility Fund, the allegations of which are factually related to the complaints in the State Action and the Federal Action. *Schiavi + Company LLC DBA Schiavi + Dattani et al. v. Trust for Advised Portfolios, et al.*, Case No. 1:22-cv-00896 (E.D.N.Y.) ("*Schiavi*"). On March 31, 2022, the federal court entered an Order appointing Schiavi and Dattani as lead plaintiff in the Federal Action, and appointing Robbins Geller Rudman & Dowd LLP ("Robbins Geller") and Boies Schiller Flexner LLP ("Boise Schiller") as lead counsel in the Federal Action. On April 8, 2022, the *Schiavi* action was consolidated with the Federal Action.

On June 6, 2022, the Federal Plaintiffs filed a Consolidated Complaint. On August 5, 2022, the Court stayed all pending deadlines as to certain Defendants. Also on August 5, 2022, certain other Defendants, which as of that date had not yet reached a settlement in the Actions, filed a pre-motion letter regarding their anticipated motion to dismiss the Consolidated Complaint, to which the Federal Plaintiffs responded on August 12, 2022. Through Co-Lead Counsel, the Federal Plaintiffs participated in the mediation sessions described above, and joined the Stipulation partially resolving the Litigation.

On August 17, 2022, Lead Plaintiffs and certain of the Defendants executed a stipulation of settlement, which was subsequently superseded on September 7, 2022, by the Stipulation which seeks a global resolution of the Litigation against all Defendants.

On June 8, 2021, plaintiff Oak Financial Group, Inc. filed a factually-related complaint asserting claims for alleged violations of the federal securities laws and common law fraud against TAP, the Diversified Fund, the TAP Individual Defendants, Quasar, EisnerAmper, IQCM, IQME, Velissaris, Potter, Lindell, and BFLP in the United States District Court for the Eastern District of New York. *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.) (the "Oak Financial Action"). The Oak Financial Action is not a putative class action and does not assert claims on behalf of any other parties except the named plaintiffs in that action.

On February 9, 2022, plaintiff Charles Sherck filed a putative class action complaint, the allegations of which are factually related to the complaints in the State Action and the Federal Action, asserting claims against U.S. Bancorp and no other defendants in Milwaukee County Circuit Court, State of Wisconsin. *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) (the "Milwaukee Class Action").

With the motions to dismiss pending in the State Action, the parties in both the State Action and the Federal Action agreed to participate in mediation. On December 17, 2021, the parties attended a virtual mediation session with the highly experienced mediator, Robert A. Meyer, Esq. of JAMS. At the end of the full-day session, the parties did not agree to settle the Litigation, however, substantial progress was made. The parties attended another full-day session with Mr. Meyer on January 17, 2022. The parties made further progress at this mediation session, but did not reach settlement.

During the following months, the parties continued to negotiate and work with Mr. Meyer towards a settlement, and have agreed to settle the Litigation on the terms set forth in the Stipulation, subject to the Court's approval. The Stipulation (together with the exhibits thereto) reflects the final and binding agreement between the Settling Parties. When the Stipulation becomes effective, both the State and Federal Actions will be dismissed with prejudice as against the Defendants.

6

HOW DO I KNOW IF I AM A CLASS MEMBER?

You may be a "Class Member" if you (i) purchased or acquired investor shares (Ticker Symbol IQDAX) and/or institutional shares (Ticker Symbol IQDNX) in Infinity Q Diversified Alpha Fund between February 22, 2016 and February 22, 2021 (the "Class Period," also defined above), and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period, unless you are excluded from the Class by the terms of the Stipulation. As set forth in the Stipulation, excluded from the Class are: (i) defendants in the Litigation ("Defendants"), (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

PLEASE NOTE: Receipt of this Notice does not mean that you are a Class Member or that you will be entitled to receive a payment from the Settlement. If you are a Class Member and you wish to be eligible to participate in the distribution of proceeds from the Settlement, you are required to submit the Proof of Claim and Release that is being distributed with this Notice and the required supporting documentation, as set forth therein, postmarked or submitted online on or before ., _____, 2022.

WHAT IS THE MONETARY VALUE OF THE PROPOSED SETTLEMENT?

The Settlement, if approved, will result in the creation of a cash settlement fund of up to $48,000,000 (the "Settlement Fund"). The Settlement Fund, plus accrued interest and minus the costs of this Notice and all costs associated with the administration of the Settlement Fund, as well as attorneys' fees and expenses, and the award to Lead Plaintiffs for representing the Class, as approved by the Court (the "Net Settlement Fund"), will be distributed to eligible Class Members pursuant to the Plan of Allocation that is described in the next section of this Notice.

In the event that the Settlement is approved, EisnerAmper will contribute $16,750,000 to the Settlement Fund with no further contingency and up to an additional $5,250,000 to the Settlement Fund, which additional payment shall be reduced dollar-for-dollar, up to $5,250,000, for any amounts paid by or on behalf of EisnerAmper to resolve claims, if any, asserted against EisnerAmper by or on behalf of the Diversified Fund, the Diversified Fund's Special Litigation Committee ("SLC") or the Volatility Fund. In addition, if approved, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to EisnerAmper any and all rights they have with respect to their respective Released Claims against EisnerAmper, including any right to receive (directly or indirectly) any recoveries obtained in any litigation asserting these claims by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. This assignment will not impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the EisnerAmper Releasees independent of the Released Claims of Class Members.

Similarly, in the event the Settlement is approved, the IQCM Parties will contribute $15,650,000 to the Settlement Fund and assign their rights up to $3,000,000 of additional insurance proceeds that IQCM, IQME, Velissaris and/or Lindell may have under insurance policies that are subject to the litigation pending in the Superior Court of the State of Delaware titled *Infinity Q Capital Management, LLC et al. v. Travelers Casualty and Surety Co., et al.*, C.A. No. N21C-07-158 EMD CCLD, which shall be the first $3,000,000 in proceeds received by any of the IQCM Parties under such insurance policies. In addition, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to each of the IQCM Parties any and all rights they have with respect to their respective Released Claims against each of the IQCM Parties, including any right to receive (directly or indirectly) any recoveries obtained from any of the IQCM Parties' Releasees in the event that the Released Claims of Lead Plaintiffs and Class Members as against the IQCM Parties' Releasees are asserted against any of the IQCM Parties' Releasees in any litigation by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. Nothing in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the IQCM Parties independent of the Released Claims of Lead Plaintiffs and Class Members.

Further, if approved, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to each Settling Defendant any and all rights they may have to receive (directly or indirectly) any recoveries from each such Settling Defendant in connection with any of the Released Claims, or claims arising from substantially the same facts as any of the Released Claims, possessed by the Volatility Fund asserted in any derivative or other litigation by or on behalf of the Volatility Fund, except for recoveries, if any, of the advancement of legal fees and expenses due to the Volatility Fund under the terms of undertakings made by persons entitled to advancement of such expenses under the terms of the Volatility Fund's limited partnership agreement and other governing documents.

Upon the Effective Date, Class Members, and each and every Released Plaintiff Party shall be deemed to have, covenanted not to sue any of the Released Defendant Parties, whether directly, indirectly, or derivatively, with respect to the Volatility Fund. Nothing described in this paragraph or in the Settlement shall impair the rights of the Volatility Fund to directly assert claims that it may possess against the Settling Defendants independent of the Released Claims of Class Members.

For the avoidance of doubt, Class Members shall not be deemed to have released or assigned in this Settlement: (i) any rights to proceeds of claims pursued against any Settling Defendant by any governmental or regulatory enforcement authority, including but not limited to the U.S. Attorney's Office for the Southern District of New York, the Securities and Exchange Commission, and. or the Commodity Futures Trading Commission; (ii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Diversified Fund other than recoveries from the EisnerAmper Releasees or any of the IQCM Parties on account of Released Claims that Class Members assigned pursuant to Paragraphs 4.4 or 4.5 of the Stipulation; (iii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Volatility Fund other than recoveries from any Settling Defendant that Class Members have assigned pursuant to Paragraph 4.6 of the Stipulation; (iv) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (v) claims

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asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); or (vi) claims to enforce the Settlement.

WHAT IS THE PROPOSED PLAN OF ALLOCATION?

The objective of the Plan of Allocation is to distribute the Net Settlement Fund equitably among Class Members based on their respective alleged economic losses resulting from the securities law violations alleged in the Litigation.

The Claims Administrator shall determine each Settlement Class Member's share of the Net Settlement Fund based on the recognized loss formula (the "Recognized Claim") described below. A Recognized Claim will be calculated for each eligible share purchased or otherwise acquired during the Class Period. The calculation of a Recognized Claim will depend upon several factors, including when the shares were purchased or otherwise acquired and in what amounts, whether the shares were ever sold, and, if so, when they were sold and for what amounts. The Recognized Claim is not intended to estimate the amount a Class Member might have been able to recover after a trial, nor to estimate the amount that will be paid to Class Members pursuant to the Settlement. The Recognized Claim is also not intended to estimate the amount a Class Member has received or may receive in the Funds' prior and future distributions of the net assets of the Funds. The Funds' distributions to current shareholders are separate from this Settlement. The Recognized Claim is the basis upon which the Net Settlement Fund will be proportionately allocated to Class Members.

Your share of the Net Settlement Fund will depend on the number of valid Proofs of Claim that other Class Members send in, how many eligible shares you purchased or otherwise acquired during the Class Period, whether you sold any of those shares, and when you sold them.

The calculation of claims below is not an estimate of the amount you will receive. It is a formula for allocating the Net Settlement Fund among all Authorized Claimants. Furthermore, if any of the formulas set forth below yield an amount less than $0.00, the claim per share is $0.00.

I.   PROPOSED PLAN OF ALLOCATION OF NET SETTLEMENT FUND AMONG CLASS MEMBERS

1.1. <u>How will my claim be calculated?</u>

As discussed above, the Settlement provides up to $48,000,000 in cash for the benefit of the Class. The Settlement Amount and any interest it earns constitute the "Settlement Fund." The Settlement Fund, after deduction of Court-approved attorneys' fees and expenses, Notice and Administration Expenses, Taxes, and any other fees or expenses approved by the Court, is the "Net Settlement Fund." If the Settlement is approved by the Court, the Net Settlement Fund will be distributed to eligible Authorized Claimants – *i.e.*, members of the Class who timely submit valid Proofs of Claim that are accepted for payment by the Court – in accordance with this proposed Plan of Allocation ("Plan of Allocation" or "Plan") or such other plan of allocation as the Court may approve. Class Members who do not timely submit valid Proofs of Claim will not share in the Net Settlement Fund, but will otherwise be bound by the Settlement. The Court may approve this proposed Plan of Allocation, or modify it, without additional notice to the Class. Any order modifying the Plan of Allocation will be posted on the settlement website, www.InfinityQSecuritiesSettlement.com.

The Plan of Allocation is intended to compensate Class Members who purchased or otherwise acquired shares in the Diversified Fund and/or invested in the Volatility Fund during the Class Period and were damaged thereby for their claims arising under the Securities Act, the Exchange Act and/or the common law.

The objective of the Plan of Allocation is to distribute the Settlement proceeds equitably among those Class Members who suffered economic losses as a proximate result of the alleged wrongdoing. The computations under the Plan of Allocation are a method to weigh, in a fair and equitable manner, the claims of Authorized Claimants against one another for the purpose of making pro rata allocations of the Net Settlement Fund. The Plan of Allocation is not a formal damage analysis, and the calculations made in accordance with the Plan of Allocation are not intended to be estimates of, or indicative of, the amounts that Class Members might have been able to recover after a trial. Nor are the calculations in accordance with the Plan of Allocation intended to be estimates of the amounts that will be paid to Authorized Claimants under the Settlement.

Lead Plaintiffs allege that certain Defendants made materially false and misleading statements about, and failed to disclose material information regarding, the way that the Funds and their investment advisors valued certain assets of the Funds, including swap contracts. Lead Plaintiffs also allege that the Funds failed to adhere to stated valuation procedures and tampered, or failed to prevent tampering, with third-party pricing models, resulting in valuations that were significantly overstated. Ultimately, redemptions in the Funds were halted on or about February 19, 2021, and the Funds were liquidated. Available assets in the Funds following liquidation were substantially below the Funds' last reported net asset values ("NAVs"). Estimated damages and the Plan were developed based on the estimated magnitude of artificial inflation for the Funds' NAVs over time as calculated by reference to information provided by the Defendants in connection with the Settlement.[2] Specifically, the amount by which the Funds' shares were inflated during each inflationary period during the Class Period was measured as the amount that reported NAV is estimated to have been overstated relative to the recalculated NAV. The amounts of the inflated NAVs represent losses, as measured by the extent of overpayment, suffered by investors in connection with their investment in the Funds' shares.

2. CALCULATION OF RECOGNIZED LOSS AMOUNTS

For each Class Period purchase of the Funds' Shares that is properly documented, a "Recognized Loss Amount" will be calculated for that share according to the formulas described below. Such "Recognized Loss Amounts" will be aggregated across all purchases to determine the "Recognized Claim" for each Class Member. To the extent that the calculation of a Claimant's Recognized Claim Amount calculates to a negative number or zero under the formula below, that number will be zero.

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[2] Generally, the Funds' mismarking is the difference between the historically reported NAV and the Recalculated NAV.

2.1. Recognized Loss Amounts: Diversified Funds

The calculation of a Recognized Loss Amount will depend upon when the Diversified Fund Share was purchased or otherwise acquired, and in what amount.

      i.   For each share of the Diversified Fund purchased during the Class Period and redeemed prior to the close of trading on February 18, 2021, the Recognized Loss Amount is zero.

      ii.   For each share of the Diversified Fund purchased during the Class Period and held as of the close of trading on February 18, 2021, the Recognized Loss Amount is equal to the amount of inflation in the price at time of purchase (as indicated in Table 1 below) multiplied by the purchase price.

To reflect the difference in the standard of proof under the Securities Act and the number of Defendants identified in the Securities Act cause of action contributing to the Settlement Fund, the calculated Securities Act Recognized Loss Amount shall be multiplied by 2.21.[3]

2.2. Recognized Loss Amounts: Volatility Funds

The calculation of a Recognized Loss Amount will depend upon when the Volatility Fund share subscription was purchased or otherwise acquired, and in what amount.

      iii.   For each subscription amount of the Volatility Fund purchased during the Class Period and redeemed prior to the close of trading on February 22, 2021, the Recognized Loss Amount is zero.

      iv.   For each subscription amount of the Volatility Fund purchased during the Class Period and held as of the close of trading on February 22, 2021, the Recognized Loss Amount is equal to the amount of inflation in the price at time of purchase (as indicated in Table 2 below) multiplied by the purchase price.

3. ADDITIONAL PROVISIONS

The starting point for calculating a Claimant's Recognized Loss is to match the Claimant's purchases and acquisitions to their sales using the FIFO (*i.e.*, first-in-first-out) method. Under the FIFO method, each share of the Funds' redeemed during the Class Period will be matched, in chronological order against the respective share purchased or acquired during the Class Period.

The receipt or grant by gift, inheritance or operation of law of the Funds' Shares during the Class Period shall not be deemed a purchase, acquisition or sale of the shares of the Funds' for the

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[3] For example, under Section 11 of the Securities Act, plaintiffs need not prove intent to defraud; such proof is required under Section 10(b) of the Exchange Act. *See also The Police Ret. Sys. of St. Louis v. Granite Constr. Inc. et al.*, Order Report and Recommendation of Special Master, ECF No. 258, Case No. 3:19-cv-04744-WHA (N.D. Cal. Sept. 16, 2021) (finding application of 2.21 multiplier in plan of allocation for class members that possess claims under the Securities Act appropriate).

calculation of Recognized Loss, unless (i) the donor or decedent purchased or otherwise acquired such shares during the Class Period; (ii) no Proof of Claim was submitted by or on behalf of the donor, on behalf of the decedent, or by anyone else with respect to such shares; and (iii) it is specifically so provided in the instrument of gift or assignment.

An Authorized Claimant's Recognized Loss shall be the amount used to calculate the Authorized Claimant's *pro rata* share of the Net Settlement Fund. If the sum total of Recognized Loss of all Authorized Claimants who are entitled to receive payment out of the Net Settlement Fund is greater than the Net Settlement Fund, each Authorized Claimant shall receive his, her, or its *pro rata* share of the Net Settlement Fund. The *pro rata* share shall be the Authorized Claimant's Recognized Loss divided by the total of the Recognized Loss of all Authorized Claimants, multiplied by the total amount in the Net Settlement Fund. Given the costs of distribution, the Net Settlement Fund will be allocated among all Authorized Claimants whose distribution amount is $10.00 or greater.

Table 1 Diversified Fund

Date Range		% Inflated	Date Range		% Inflated
Start Date	End Date		Start Date	End Date	
Prior to 2/1/2017		0%	2/1/2019	2/28/2019	5.26%
2/1/2017	2/28/2017	1.56%	3/1/2019	3/31/2019	4.95%
3/1/2017	3/31/2017	3.80%	4/1/2019	4/30/2019	5.30%
4/1/2017	4/30/2017	3.97%	5/1/219	5/31/2019	6.20%
5/1/2017	5/31/2017	5.36%	6/1/2019	6/30/2019	7.86%
6/1/2017	6/30/2017	5.64%	7/1/2019	7/31/2019	8.52%
7/1/2017	7/31/2017	4.79%	8/1/2019	8/31/2019	8.63%
8/1/2017	8/31/2017	3.61%	9/1/2019	9/30/2019	9.17%
9/1/2017	9/30/2017	3.52%	10/1/2019	10/31/2019	11.29%
10/1/2017	10/31/2017	4.08%	11/1/2019	11/30/2019	11.16%
11/1/2017	11/30/2017	3.75%	12/1/2019	12/31/2019	12.26%
12/1/2017	12/31/2017	1.26%	1/1/2020	1/31/2020	12.90%
1/1/2018	1/31/2018	2.49%	2/1/2020	2/29/2020	20.94%
2/1/2018	2/28/2018	2.70%	3/1/2020	3/31/2020	42.57%
3/1/2018	3/31/2018	1.24%	4/1/2020	4/30/2020	41.39%
4/1/2018	4/30/2018	0.76%	5/1/2020	5/31/2020	39.03%
5/1/2018	5/31/2018	1.30%	6/1/2020	6/30/2020	36.29%
6/1/2018	6/30/2018	3.17%	7/1/2020	7/31/2020	34.33%
7/1/2018	7/31/2018	2.11%	8/1/2020	8/31/2020	30.32%
8/1/2018	8/31/2018	0.13%	9/1/2020	9/30/2020	30.09%
9/1/2018	9/30/2018	1.68%	10/1/2020	10/31/2020	30.47%
10/1/2018	10/31/2018	4.26%	11/1/2020	11/30/2020	25.84%
11/1/218	11/30/2018	5.48%	12/1/2020	12/31/2020	22.74%
12/1/2018	12/31/2018	4.90%	1/1/2021	1/31/2021	23.34%
1/1/2019	1/31/2019	4.41%	2/1/2021	2/18/2021	22.75%

Table 2 Volatility Fund

Date Range				Date Range		
Start Date	End Date	% Inflated		Start Date	End Date	% Inflated
Prior to 2/1/2017		0%		2/1/2019	2/28/2019	14.84%
2/1/2017	2/28/2017	3.21%		3/1/2019	3/31/2019	13.00%
3/1/2017	3/31/2017	4.12%		4/1/2019	4/30/2019	14.23%
4/1/2017	4/30/2017	2.94%		5/1/2019	5/31/2019	17.25%
5/1/2017	5/31/2017	2.78%		6/1/2019	6/30/2019	16.61%
6/1/2017	6/30/2017	2.72%		7/1/2019	7/31/2019	15.82%
7/1/2017	7/31/2017	8.28%		8/1/2019	8/31/2019	16.62%
8/1/2017	8/31/2017	11.90%		9/1/2019	9/30/2019	18.15%
9/1/2017	9/30/2017	12.08%		10/1/2019	10/31/2019	14.56%
10/1/2017	10/31/2017	13.70%		11/1/2019	11/30/2019	14.22%
11/1/2017	11/30/2017	11.18%		12/1/2019	12/31/2019	14.03%
12/1/2017	12/31/2017	16.90%		1/1/2020	1/31/2020	16.22%
1/1/2018	1/31/2018	14.80%		2/1/2020	2/29/2020	20.86%
2/1/2018	2/28/2018	15.02%		3/1/2020	3/31/2020	57.82%
3/1/2018	3/31/2018	11.39%		4/1/2020	4/30/2020	56.08%
4/1/2018	4/30/2018	12.32%		5/1/2020	5/31/2020	52.79%
5/1/2018	5/31/2018	11.05%		6/1/2020	6/30/2020	46.32%
6/1/2018	6/30/2018	15.25%		7/1/2020	7/31/2020	45.59%
7/1/2018	7/31/2018	13.53%		8/1/2020	8/31/2020	45.31%
8/1/2018	8/31/2018	9.70%		9/1/2020	9/30/2020	45.59%
9/1/2018	9/30/2018	7.70%		10/1/2020	10/31/2020	47.99%
10/1/2018	10/31/2018	13.25%		11/1/2020	11/30/2020	42.31%
11/1/2018	11/30/2018	10.84%		12/1/2020	12/31/2020	41.05%
12/1/2018	12/31/2018	10.60%		1/1/2021	2/22/2021	39.81%
1/1/2019	1/31/2019	14.22%				

DO I NEED TO CONTACT PLAINTIFFS' COUNSEL IN ORDER TO PARTICIPATE IN DISTRIBUTION OF THE SETTLEMENT FUND?

No. If you have received this Notice and timely submit your Proof of Claim and Release to the designated address, you need not contact Scott+Scott, Rosen, Robbins Geller, or Boies Schiller (together, "Plaintiffs' Counsel"). If your address changes, please contact the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

THERE WILL BE NO SETTLEMENT PAYMENTS
IF THE STIPULATION IS TERMINATED

The Stipulation may be terminated under several circumstances set forth therein. If the Stipulation is terminated, the Litigation will proceed as if the Stipulation had not been entered into.

WHAT ARE THE REASONS FOR SETTLEMENT?

The Settlement was reached after Plaintiffs' Counsel's thorough investigation, including the review of non-public documents and information provided by Settling Defendants that may have been produced by the Settling Defendants if the Litigation had proceeded. No court has reached any final decision in connection with Lead Plaintiffs' claims. Instead, Lead Plaintiffs and Settling Defendants have agreed to the Settlement, which was reached with the substantial assistance of a highly respected mediator of complex class actions. In reaching the Settlement, the Plaintiffs and the Settling Defendant Parties have avoided the cost, delay, and uncertainty of further litigation.

As in any litigation, Lead Plaintiffs and the proposed Class would face an uncertain outcome if they did not agree to the Settlement. The Plaintiffs expected that the Litigation could continue for a lengthy period of time and that, if Lead Plaintiffs succeeded, Settling Defendants would file appeals that would postpone final resolution of the Litigation. Continuation of the Litigation against Settling Defendants could result in a judgment greater than the Settlement. Conversely, continuing the Litigation could result in no recovery at all or a recovery that is less than the amount of the Settlement.

Lead Plaintiffs and Plaintiffs' Counsel believe that the Settlement is fair and reasonable to the Members of the Class. They have reached this conclusion for several reasons. Specifically, if the Settlement is approved, the Class will receive a certain and immediate monetary recovery. Additionally, Plaintiffs' Counsel believe that the significant and immediate benefits of the Settlement, when weighed against the significant risk, delay, and uncertainty of continued litigation, are a very favorable result for the Class.

WHO REPRESENTS THE CLASS?

The following attorneys are counsel for the Class:

SCOTT+SCOTT ATTORNEYS AT LAW LLP
DAVID SCOTT
THOMAS LAUGHLIN
AMANDA LAWRENCE
JACOB LIEBERMAN
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
(212) 223-6444

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THE ROSEN LAW FIRM, P.A.
LAURENCE ROSEN
PHILLIP KIM
BRENT LAPOINTE
MICHAEL COHEN
275 Madison Avenue, 40th Floor
New York, NY 10016
(212) 686-1060

Lead Counsel in the State Action

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL RUDMAN
DAVID ROSENFELD
ROBERT ROTHMAN
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-1173

BRIAN COCHRAN
655 W. Broadway, Suite 1900
San Diego, CA 92101
(619) 231-1058

BOISE SCHILLER FLEXNER LLP
JOHN ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001

Lead Counsel in the Federal Action

If you have any questions about the Litigation or Settlement, you are entitled to consult
with Plaintiffs' Counsel by contacting counsel listed above.

You may obtain a copy of the Stipulation by contacting the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

HOW WILL PLAINTIFFS' COUNSEL BE PAID?

Lead Counsel, on behalf of Plaintiffs' Counsel, will file a motion for an award of attorneys'
fees and expenses that will be considered at the Settlement Hearing. Lead Counsel will apply for

an attorneys' fee award for Plaintiffs' Counsel in the amount of up to one-third of the Settlement Amount, plus payment of Plaintiffs' Counsel's expenses incurred in connection with the Litigation. In addition, Lead Plaintiffs may seek an award for their efforts in representing the Class. Such sums, as the Court may approve, will be paid from the Settlement Fund. Class Members are not personally liable for any such fees or expenses.

The Fee and Expense Award requested will be the only payment to Plaintiffs' Counsel for their efforts in achieving the Settlement and for their risk in undertaking this representation on a wholly contingent basis. The fees requested will compensate Plaintiffs' Counsel for their work in achieving the Settlement. The Court will decide what constitutes a reasonable fee award and may award less than the amount requested by Lead Counsel.

CAN I EXCLUDE MYSELF FROM THE SETTLEMENT?

Yes. If you do not want to receive a payment from the Settlement, or you want to keep the right to sue or continue to sue Defendants on your own about the legal issues in the Litigation, then you must take steps to get out of the Class. This is called excluding yourself from, or "opting out" of, the Class. If you are requesting exclusion because you want to bring your own lawsuit based on the matters alleged in the Litigation, you may want to consult an attorney and discuss whether any individual claim that you may wish to pursue would be time-barred by the applicable statutes of limitation or repose.

To exclude yourself from the Class, you must send a signed letter by mail saying that you want to be excluded from the Class in the following Litigation: *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021. Be sure to include your name, address, telephone number, and the date(s), price(s), and number of shares that you purchased or acquired during the Class Period. Your exclusion request must be **postmarked no later than ____, 2022**, and sent to the Claims Administrator at:


Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843


You cannot exclude yourself by phone or e-mail. If you make a proper request for exclusion, you will not receive a settlement payment, and you cannot object to the Settlement. If you make a proper request for exclusion, you will not be legally bound by anything that happens in the Litigation.

CAN I OBJECT TO THE SETTLEMENT, REQUESTED ATTORNEYS' FEES, REQUESTED PAYMENT OF COSTS AND EXPENSES, REQUESTED PAYMENT TO THE LEAD PLAINTIFFS, AND/OR PLAN OF ALLOCATION?

Yes. If you are a Class Member, you may object to the terms of the Settlement. Whether or not you object to the terms of the Settlement, you may also object to the requested attorneys' fees, expenses, and Lead Plaintiffs' request for an award for representing the Class, and/or the Plan of Allocation. In order for any objection to be considered, you must file a written statement, accompanied by proof of Class membership, with the Court and send a copy to Lead Counsel and Settling Defendants' Counsel, at the addresses listed below **by ____, 2022**. The Court's address is Supreme Court of the State of New York, County of New York: Commercial Division, 60 Centre Street, New York, NY 10007; Lead Counsel's address is Scott+Scott Attorneys at Law LLP c/o Thomas Laughlin, The Helmsley Building, 230 Park Avenue, 17th Fl., New York, NY 10169; The Rosen Law Firm, P.A. c/o Phillip Kim, 275 Madison Avenue, 40th Fl., New York, NY 10016; Robbins Geller Rudman & Dowd LLP c/o Samuel Rudman, 58 South Service Road, Suite 320, Melville, NY 11747; and Defendants' Counsel's address is Morgan, Lewis & Bockius LLP, c/o Susan F. DiCicco, 101 Park Avenue, New York, NY 10178-0060; Duane Morris LLP, c/o James J. Coster, 230 Park Avenue, New York, NY 10178; Davis Wright Tremaine LLP, c/o James K. Goldfarb, 1251 Avenue of the Americas, 21st Floor, New York, NY 10020-1104; Faegre Drinker Biddle & Reath LLP, c/o William M. Connolly, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996; Vedder Price, c/o Thomas P. Cimino, Jr., 222 North LaSalle Street, Chicago, Illinois 60601; Milbank LLP, c/o Sean M. Murphy, 55 Hudson Yards, New York, NY 10001; Arnold & Porter Kay Scholer LLP, c/o Veronica Callahan, 250 W. 55th Street, New York, NY 10001; Petrillo Klein & Boxer LLP, c/o Joshua Klein, 655 Third Avenue, 22nd Fl., New York, NY 10017. Any Class Member objections to any aspect of the Settlement must identify all other class action settlements the objector and his, her, or its counsel has objected to. Attendance at the Settlement Hearing is not necessary. Persons wishing to be heard orally at the Settlement Hearing are required to indicate in their written objection their intention to appear at the hearing and identify any witnesses they may call to testify and exhibits, if any, they intend to introduce into evidence.

WHAT IS THE DIFFERENCE BETWEEN OBJECTING AND EXCLUDING MYSELF FROM THE SETTLEMENT?

Objecting is telling the Court that you do not like something about the proposed Settlement, the Plan of Allocation, Lead Plaintiffs' request for an award for representing the Class, or Lead Counsel's request for an award of attorneys' fees and expenses. You can object only if you stay in the Class. Excluding yourself is telling the Court that you do not want to be part of the Class. If you exclude yourself, you have no basis to object because the Litigation no longer applies to you.

WHAT ARE MY RIGHTS AND OBLIGATIONS UNDER THE SETTLEMENT?

If you are a Class Member and you do not exclude yourself from the Class, you may receive the benefit of, and you will be bound by, the terms of the Settlement, as described in this Notice, upon approval by the Court.

HOW CAN I GET A SETTLEMENT PAYMENT?

In order to qualify for a settlement payment, you must timely complete and return the Proof of Claim and Release that accompanies this Notice. A Proof of Claim and Release is enclosed with this Notice and also may be downloaded at www.InfinityQSecuritiesSettlement.com. Read the instructions carefully. The Proof of Claim and Release may be completed in two ways: (1) by completing and submitting electronically at www.InfinityQSecuritiesSettlement.com by **11:59 p.m. EST on _____, 2022**; or (2) by mailing the claim form together with all documentation requested in the form, **postmarked no later than __, 2022**. If you do not submit a timely Proof of

Claim and Release with all of the required information, you will not receive a payment from the Settlement Fund; however, unless you expressly exclude yourself from the Class, as described above, you will still be bound in all other respects by the Settlement, Judgment, and releases contained in them.

WHAT CLAIMS WILL BE RELEASED BY THE SETTLEMENT?

If the Settlement is approved by the Court, the Court will enter a Judgment. If the Judgment becomes Final pursuant to the terms of the Stipulation, all Class Members shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever released, relinquished, and discharged any and all of the Released Defendants Parties from all Released Claims. If the Court approves the Settlement, then only Class Members who exclude themselves from the Settlement will be able to continue to litigate their claims on an individual basis in a separate lawsuit and not as a putative class action.

The parties and claims released by the Settlement, as set forth in the Stipulation, are defined below:

- "Related Parties" means, as applicable, each Plaintiff's, Class Member's, Plaintiff's Counsels', Settling Defendants', Settling Defendants' Counsels', or the Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled and controlling persons, associates, and affiliates and each and all of their respective present and former trustees, employees, members, partners, principals, officers, directors, controlling shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants, auditors, consultants, custodians, administrators, transfer agents, underwriters, investment bankers, distributors, commercial bankers, entities providing fairness opinions, general or limited partners or partnerships, limited liability companies, members, joint ventures and insurers and reinsurers of each of them, and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any person excluded from the definition of "Released Defendant Parties" in the last sentence of the paragraph below shall not be considered a Related Party in this definition.

- "Released Defendant Party" or "Released Defendant Parties" mean (i) The Trust for Advised Portfolios and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment advisors, distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iii) Quasar Distributors LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iv) EisnerAmper, Eisner Advisory Group, LLC, Eisner Partners SPV LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (v) the Volatility Fund and each of its

18

current and former parents, affiliates, subsidiaries, predecessors, successors, assigns, administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians, transfer agents, predecessors, successors, and assigns; (vii) for each of the foregoing in (i), (ii), (iii) (iv), (v), and (vi) all of their respective current and former officers, trustees, directors, partners, principals, members, managers, controlling persons, employees, attorneys, insurers, agents, representatives, consultants, and Related Parties, including but not limited to Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen; (vii) Potter and Velissaris in their capacity as directors or officers of IQCF, including their execution or discharge of their duties, powers, authorities or discretions as directors or officers of IQCF or their conduct of the business or affairs of IQCF (even if they were also acting in some other capacity while acting in their capacity as directors or officers of IQCF); and (viii) for Defendants who are natural persons, their spouses, family members, heirs, insurers, executors, trustees, Related Parties, and any trust of which any such person is settlor or which is for their benefit or the benefit of their spouses, family members, or heirs.

- "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing herein shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or the Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Funds, the Diversified Fund Shares, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to indemnification between or among Released Defendant Parties or any combination of Released Defendant Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced by any Released Defendant Party pursuant to an indemnification obligation, (b) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in the Stipulation, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees, (c) nothing in this Settlement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common or foreign law or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, or the Volatility Fund, and (d) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund or any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, each may have against each other.

- "Released Plaintiff Party" or "Released Plaintiff Parties" mean each and every Settlement Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

- "Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local statutory, common or foreign law or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation or that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in any of the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of the Funds during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its own right; (ii) claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) the claims of any Person who submits a timely request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined below. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in the Milwaukee Class Action, and (b) in the Oak Financial Action.

- "Unknown Claims" means: "Unknown Claims" means (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to the Settlement or seek exclusion from the Settlement Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party;

and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to or different from those that he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the

Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

For the avoidance of doubt, the Funds' prior and future distributions of net assets of the Funds are not part of this Settlement. Submitting a Proof of Claim and Release Form is required to participate in the Settlement but has no bearing on whether you as a current shareholder of the Funds will receive any future distributions made by the Funds. Similarly, objecting to or opting out of this Settlement has no bearing on whether you as a current shareholder of the Funds will receive any future distributions made by the Funds. Current shareholders of the Funds that have been subject to reduction in their distributions due to net gains obtained by such shareholders' purchases and redemptions of the Funds shares prior to February 19, 2021, may continue to have future distributions from the Funds reduced due to net gains.

Moreover, the Funds may pursue clawback claims against Class Members, or other current or former shareholders, to recoup proceeds received by such shareholders as a result of redemptions made prior to February 19, 2021, at artificially inflated prices. Proceeds received as a result of clawback claims could be distributed to the Funds' current shareholders by the Funds. The Parties estimate that a relatively small number of Class Members could be subjected to clawback claims. By way of example, based on TAP's preliminary analysis, of the more than 58,000 current and former shareholder accounts holding Diversified Fund shares, less than 1% (excluding any Defendants) that may have incurred Securities Act damages also realized net gains in excess of the maximum potential distribution from the Diversified Fund to which those shareholders would otherwise be entitled. Of these approximately 475 current and former shareholder accounts, 53 realized more than $25,000 in excess net gains; 31 realized more than $50,000 in excess net gains; and 16 realized more than $100,000 in excess net gains. The total excess net gains realized by those 475 shareholder accounts is approximately $10.3 million.

It is the intent of the Lead Plaintiffs and the Settling Defendants that the Settlement of this Action will, if approved, result in the release by all members of the Class of all claims, including those claims asserted in the Milwaukee Class Action, except for the claims of any plaintiff who opts out of the Settlement. Both the plaintiff and members of the putative class in the Milwaukee Class Action are members of the Class.

As described more fully in the Stipulation and its exhibits, any final verdict or judgment that may be obtained by or on behalf of the Class or a Class Member against the Non-Settling Defendants shall be reduced by the greater of: (a) an amount that corresponds to the percentage of responsibility of the Settling Defendants; or (b) the amount paid by or on behalf of the Settling Defendants to the Settlement Class or Settlement Class Member.

HOW CAN I REVIEW THE COMPLETE TERMS OF THE SETTLEMENT?

The above description of the proposed Settlement is only a summary. The complete terms are set forth in the Stipulation (including its exhibits), which may be obtained at www.InfinityQSecuritiesSettlement.com, or by contacting Lead Counsel listed above.

THE SETTLEMENT HEARING

The Court will hold a Settlement Hearing _____, 2022, at _:__.m., before the Honorable Andrew S. Borrok at the Supreme Court of the State of New York, County of New York: Commercial Division, 60 Centre Street, Courtroom 238, New York, NY 10007, for the purpose of determining whether: (i) the Settlement, as set forth in the Stipulation, for up to $48,000,000 in cash should be approved by the Court as fair, reasonable, and adequate; (ii) Judgment, as provided under the Stipulation, should be entered; (iii) to award Plaintiffs' Counsel attorneys' fees and expenses out of the Settlement Fund and, if so, in what amount; (iv) to pay Lead Plaintiffs for their efforts in representing the Class out of the Settlement Fund and, if so, in what amount; and (v) the Plan of Allocation should be approved by the Court. The Court may adjourn or continue the Settlement Hearing without further notice to members of the Class.

Any Class Member may appear at the Settlement Hearing and be heard on any of the foregoing matters; provided, however, that no such Person shall be heard unless his, her, or its objection is made in writing and is filed, together with proof of membership in the Class and with copies of all other papers and briefs to be submitted by them to the Court at the Settlement Hearing, with the Court no later than __, 2022, and showing proof of service on the following counsel:

SCOTT+SCOTT ATTORNEYS AT LAW LLP Thomas Laughlin The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 (212) 223-6444 THE ROSEN LAW FIRM, P.A. Phillip Kim 275 Madison Avenue, 40th Floor New York, NY 10016 (212) 686-1060 *Lead Counsel in the State Action* ROBBINS GELLER RUDMAN & DOWD LLP Samuel Rudman 58 South Service Road, Suite 200 Melville, NY 11747 (631) 367-1173 *Lead Counsel in the Federal Action*	

Unless otherwise directed by the Court, any Class Member who does not make his, her, or its objection in the manner provided herein shall be deemed to have waived all objections to the Settlement and shall be foreclosed from raising (in this or any other proceeding or on any appeal) any objection and any untimely objection shall be barred.

If you hire an attorney (at your own expense) to represent you for purposes of objecting, your attorney must serve a notice of appearance on counsel listed above and file it with the Court (at the address set out above) by no later than _____, 2022.

INJUNCTION

The Court has issued an order enjoining all Class Members from instituting, commencing, maintaining, or prosecuting any action in any court or tribunal that asserts Released Claims against any Released Party, pending Final determination by the Court of whether the Settlement should be approved.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

This Notice contains only a summary of the terms of the proposed Settlement. The records in the Litigation may be examined and copied at any time during regular office hours, and subject to customary copying fees, at the Clerk of the Supreme Court of New York, County of New York. In addition, all of the Settlement documents, including the Stipulation, this Notice, the Proof of Claim and Release, and proposed Judgment, may be obtained by contacting the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

In addition, you may contact Thomas Laughlin, Esq., Scott+Scott Attorneys at Law LLP, The Helmsley Building, 230 Park Avenue, 17th Floor, New York, NY 10169, (212) 223-6444; Phillip Kim, Esq., The Rosen Law Firm, P.A., 275 Madison Avenue, 40th Floor, New York, NY 10016, (212) 686-1060; or Samuel Rudman, Esq., Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747, (631) 367-1173, if you have any questions about the Litigation or the Settlement.

DO NOT WRITE TO OR TELEPHONE THE COURT FOR INFORMATION.

SPECIAL NOTICE TO BANKS, BROKERS, AND OTHER NOMINEES

If you hold eligible shares as a nominee for a beneficial owner, then, within 14 business days after you receive this Notice, you must either: (i) send a copy of this Notice by First-Class Mail to all such Persons; or (ii) provide a list of the names and addresses of such Persons to the Claims Administrator:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

If you choose to mail the Notice and Proof of Claim and Release yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing.

Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for, or advancement of, reasonable administrative costs actually incurred or expected to be incurred in connection with forwarding the Notice, and which would not have been incurred but for the obligation to forward the Notice, upon submission of appropriate documentation to the Claims Administrator.

DATED: _____

BY ORDER OF THE SUPREME COURT OF
NEW YORK, COUNTY OF NEW YORK:
COMMERCIAL DIVISION
THE HONORABLE ANDREW S. BORROK,
J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION This Document Relates To: The Consolidated Action	Index No. 651295/2021 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.	Index No. 652906/2022 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok

EXHIBIT A-2
<u>PROOF OF CLAIM AND RELEASE</u>

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION))))))	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
This Document Relates To:))	
The Consolidated Action))))	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,)))))	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok
Plaintiff,))	
v.))	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,))))	
Defendants.))	

PROOF OF CLAIM AND RELEASE

-2-

I.   GENERAL INSTRUCTIONS

1.   To recover as a Class Member based on the claims in the actions captioned *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021, and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022, both pending in the Supreme Court of the State of New York, County of New York (the "State Actions"), and *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y)), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (collectively, the "Litigation"), you must complete and sign this Proof of Claim and Release Form ("Proof of Claim"). If you fail to file a properly addressed Proof of Claim (as set forth in ¶3 below), your claim may be rejected, and you may be precluded from any recovery from the Net Settlement Fund created in connection with the proposed Settlement.

2.   Submission of this Proof of Claim, however, does not ensure that you will share in the proceeds of the Settlement of the Litigation.

3.   YOU MUST MAIL OR SUBMIT ONLINE YOUR COMPLETED AND SIGNED PROOF OF CLAIM, ACCOMPANIED BY COPIES OF THE DOCUMENTS REQUESTED HEREIN. ELECTRONIC VERSIONS OF THE PROOF CLAIM MUST BE SUBMITTED BY 11:59 P.M. EST **OR___, 2022**. IF YOU DO NOT COMPLETE AN ELECTRONIC PROOF OF CLAIM, THIS PROOF OF CLAIM FORM MUST BE COMPLETED AND MAILED BY FIRST-CLASS MAIL, POSTMARKED NO LATER THAN___**, 2022** TO THE CLAIMS ADMINISTRATION AS FOLLOWS:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

4.   If you are a Class Member and you do not timely request exclusion, you are bound by the terms of any judgment entered in the Litigation, including the releases provided therein, WHETHER OR NOT YOU SUBMIT A PROOF OF CLAIM.

II.   CLAIMANT IDENTIFICATION

You are a member of the Class if you: (i) purchased or otherwise acquired investor shares (Ticker Symbol IQDAX) and/or institutional shares (Ticker Symbol IQDNX) in Infinity Q Diversified Alpha Fund between February 22, 2016 and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period.

Use Part I of this form entitled "Claimant Identification" to identify each purchaser or acquirer of record ("nominee") of the shares that forms the basis of this claim.

THIS CLAIM MUST BE FILED BY THE ACTUAL BENEFICIAL PURCHASER(S) OR ACQUIRER(S) OR THE LEGAL REPRESENTATIVE OF SUCH PURCHASER(S) OR ACQUIRER(S) OF THE SHARES UPON WHICH THIS CLAIM IS BASED.

All joint purchasers or acquirers must sign this Proof of Claim. Executors, administrators, guardians, conservators, and trustees must complete and sign this Proof of Claim on behalf of persons represented by them and their authority must accompany this Proof of Claim and their titles or capacities must be stated. The Social Security (or taxpayer identification) number and telephone number of the beneficial owner may be used in verifying the claim. Failure to provide the foregoing information could delay verification of your claim or result in rejection of the claim.

III.   CLAIM FORM

Use Part II of this form entitled "Schedule of Transactions" to supply all required details of your transaction(s). If you need more space or additional schedules, attach separate sheets giving all of the required information in substantially the same form. Sign and print or type your name on each additional sheet.

On the schedules, provide all of the requested information with respect to ***all*** of your purchases and acquisitions of shares and/or subscriptions in Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period, whether such transactions resulted in a profit or a loss. You must also provide all of the requested information with respect to the number of shares and/or amount of subscriptions in the Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. that you held at the close of the Class Period, and as to your total purchases. Failure to report all such transactions may result in the rejection of your claim.

List each transaction separately and in chronological order, by trade date, beginning with the earliest. You must accurately provide the month, day, and year of each transaction you list.

COPIES OF BROKER CONFIRMATIONS OR OTHER DOCUMENTATION OF YOUR TRANSACTIONS IN THE FUND SHOULD BE ATTACHED TO YOUR PROOF OF CLAIM. FAILURE TO PROVIDE THIS DOCUMENTATION COULD DELAY VERIFICATION OF YOUR CLAIM OR RESULT IN REJECTION OF YOUR CLAIM.

NOTICE REGARDING ELECTRONIC FILES: Certain claimants with large numbers of transactions may request, or may be requested, to submit information regarding their transactions in electronic files. All such claimants MUST also submit a manually signed paper Proof of Claim whether or not they also submit electronic copies. If you wish to submit your claim electronically, you must contact the Claims Administrator at Gilardi & Co. LLC to obtain the required file layout. No electronic files will be considered to have been properly submitted unless the Claims Administrator issues to the claimant a written acknowledgment of receipt and acceptance of electronically submitted data.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION
In re Infinity Q Diversified Alpha Fund Securities Litigation,
Index No. 651295/2021

PROOF OF CLAIM AND RELEASE

I.   CLAIMANT INFORMATION

The Claims Administrator will use this information for all communications regarding this Proof of Claim. If this information changes, you MUST notify the Claims Administrator in writing at the address above. Complete names of all persons and entities must be provided.

Beneficial Owner Name		
Address		
City	State	ZIP
Foreign Province	Foreign Country	
Day Phone	Evening Phone	
Email		
Social Security Number (for individuals)	OR	Taxpayer Identification Number (for estates, trusts, corporations, etc.)

II.   SCHEDULE OF TRANSACTIONS IN INFINITY Q DIVERSIFIED ALPHA FUND, INFINITY Q VOLATILITY ALPHA FUND, L.P., AND/OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD.

Purchases:

A. Separately list each and every purchase of the securities of the Infinity Q Diversified Alpha Fund (the "Diversified Fund") and the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (together, the "Volatility Fund") during the period from February 22, 2016 and February 22, 2021, inclusive (the "Class Period"), and provide the following information (*must be documented*):

Trade Date (List Chronologically) (Month/Day/Year)	Number of Shares of the Diversified Fund Purchased and/or Amount Subscribed in the Volatility Fund	Share Class (Diversified Fund Shares Only)	Price per Share (Diversified Fund Shares Only)	Total Cost (Excluding Commissions, Taxes, and Fees)

Sales:

B. Separately list each and every sale of the securities of the Diversified Fund and the Volatility Fund during the period from February 22, 2016 and February 22, 2021, inclusive, and provide the following information (*must be documented*):

Trade Date (List Chronologically) (Month/Day/Year)	Number of Shares of the Diversified Fund Sold and/or Amount Redeemed from the Volatility Fund	Share Class (Diversified Fund Shares Only)	Price per Share (Diversified Fund Shares Only)	Amount Received (Excluding Commissions, Taxes, and Fees)

Ending Holdings:

C.   State the total number of shares of the Diversified Fund owned or amount subscribed in the Volatility Fund at the close of trading on February 22, 2021 (*must be documented*).

If additional space is needed, attach separate, numbered sheets, giving all required information, substantially in the same format, and print your name and Social Security or Taxpayer Identification number at the top of each sheet.

III.   SUBSTITUTE FORM W-9

Request for Taxpayer Identification Number:

Enter taxpayer identification number below for the Beneficial Owner(s). For most individuals, this is your Social Security Number. The Internal Revenue Service ("I.R.S.") requires such taxpayer identification number. If you fail to provide this information, your claim may be rejected.

Social Security Number (for individuals)	**or**	Taxpayer Identification Number (for estates, trusts, corporations, etc.)

YOU MUST READ AND SIGN THE RELEASE BELOW. FAILURE TO SIGN THE RELEASE MAY RESULT IN A DELAY IN PROCESSING OR THE REJECTION OF YOUR CLAIM.

IV.   SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS

I (We) submit this Proof of Claim under the terms of the Stipulation described in the Notice. I (We) also submit to the jurisdiction of the Supreme Court of the State of New York, County of New York: Commercial Division, with respect to my (our) claim as a Class Member and for purposes of enforcing the release set forth herein. I (We) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in the Litigation. I (We) agree to furnish additional information to the Claims Administrator to support this claim if requested to do so. I (We) have not submitted any other claim covering the same purchases, acquisitions, or sales of Fund shares during the Class Period.

V.   RELEASE

1.   I (We) hereby acknowledge full and complete satisfaction of, and do hereby fully, finally, and forever settle, release, and discharge from the Released Claims each and all of the Released Defendant Parties, defined below.

2. "Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, and causes of action and liabilities, whether based in law or equity, arising under federal, state, local statutory, common or foreign law or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (ii) the claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) claims of any Person who submits a request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined below. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) (the "Milwaukee Class Action"), and (b) in . *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.) (the "Oak Financial Action").

3. "Released Defendant Party" or "Released Defendant Parties" mean (i) The Trust for Advised Portfolios and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment advisors distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp Fund Services, LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iii) Quasar Distributors LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iv) EisnerAmper LLP, Eisner Advisory Group, LLC, Eisner Partners SPV LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (v) the Volatility Fund and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, assigns, administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians, transfer agents, predecessors, successors, and assigns; (vii) for each of the foregoing in (i), (ii), (iii), (iv), (v), and (vi) all of their respective current and former officers, trustees, directors, partners, principals, members, managers, controlling persons, employees, attorneys, insurers, agents, representatives, and consultants, including but not limited to the Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen; (vi) Potter and Velissaris in their capacity as directors or officers of IQCF, , including their execution or discharge of their duties, powers, authorities, or discretions as directors or officers of IQCF or their conduct of the business or affairs of IQCF; and (viii) for Settling Defendants who are natural persons, their spouses, family members, heirs, insurers, executors, trustees

and any trust of which any such person is settlor or which is for their benefit or the benefit of their spouses, family members, or heirs.

4. "Released Plaintiff Party" or "Released Plaintiff Parties" means each and every Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

5. "Related Parties" means, as applicable, each Plaintiff's, Class Member's, Plaintiff's Counsels', Settling Defendants', Settling Defendants' Counsels', or the Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled and controlling persons, associates, and affiliates and each and all of their respective present and former employees, members, partners, principals, officers, directors, controlling shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants, auditors, consultants, underwriters, investment bankers, commercial bankers, entities providing fairness opinions, general or limited partners or partnerships, limited liability companies, members, joint ventures, and insurers and reinsurers of each of them; and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any Person excluded from the definition of "Released Defendant Parties" in the last sentence of Section V.3 hereof shall not be considered a Related Party in this definition.

6. "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined below hereof, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing herein shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund or the Volatility Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Diversified Fund, Diversified Fund Shares, the Volatility Fund, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to indemnification between or among Released Defendant Parties or any combination of Released Defendant

Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced by any Released Defendant Party pursuant to any indemnification obligation, (b) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in the Stipulation, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees, (c) nothing in this Settlement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, the Volatility Fund, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, of the Volatility Fund, and (d) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, each may have against each other.

7. "Unknown Claims" means: (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to this Settlement or seek exclusion from the Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties or Released Defendant Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties or Released Defendant Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties; and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code §1542, which provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party;

-10-

and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code §1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to, or different from, those which he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but: (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties and Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

8.   I (We) hereby warrant and represent that I (we) have not assigned or transferred, or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

9.   I (We) hereby warrant and represent that I (we) have included information about all of my (our) transactions in Fund shares that occurred during the Class Period, as well as the number of shares held by me (us) at the close of trading on February 22, 2021.

10.   I (We) certify that I am (we are) NOT subject to backup tax withholding. (If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the prior sentence.)

I (We) declare under penalty of perjury under the laws of the State of New York that all of the foregoing information supplied on this Proof of Claim by the undersigned is true and correct.

Signature   Date

Print Name   Email Address

Day Telephone   Evening Telephone

On Behalf of:

(Print name of corporation, partnership, estate, or other entity if you are submitting this form on behalf of one of them.)

THIS PROOF OF CLAIM MUST BE SUBMITTED NO LATER THAN _____, 2022 AND MUST BE MAILED TO:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

A Proof of Claim received by the Claims Administrator shall be deemed to have been submitted when posted, if mailed by _____, 2022, and if a postmark is indicated on the envelope and it is mailed first class and addressed in accordance with the above instructions. In all other cases, a Proof of Claim shall be deemed to have been submitted when actually received by the Claims Administrator.

You should be aware that it will take a significant amount of time to process fully all of the Proofs of Claim and to administer the Settlement. This work will be completed as promptly as time permits, given the need to investigate and tabulate each Proof of Claim. Please notify the Claims Administrator of any change of address.

REMINDER CHECKLIST

-12-

o Please be sure to sign this Proof of Claim. If this Proof of Claim is submitted on behalf of joint claimants, then each claimant must sign.

o Please remember to attach supporting documents. **DO NOT** send any originals of certificates or other documentation as they will not be returned. Keep copies of everything you submit.

o **DO NOT** use highlighter on the Proof of Claim or any supporting documents.

o If you desire an acknowledgment of receipt of your Proof of Claim, please send it Certified Mail, Return Receipt Requested, or its equivalent.

o If you move or change your address, telephone number, or email address, please submit the new information to the Claims Administrator, as well as any other information that will assist us in contacting you. NOTE: Failure to submit updated information to the Claims Administrator may result in the Claims Administrator's inability to contact you regarding issues with your claim or deliver payment to you.

THIS PROOF OF CLAIM MUST BE SUBMITTED NO LATER THAN
_____, 2022 AND MUST BE MAILED TO:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION)))))) This Document Relates To:)) The Consolidated Action))))	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,)))) Plaintiff,)) v.)) INFINITY Q CAPITAL MANAGEMENT LLC, et al.,)) Defendants.))	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok

EXHIBIT A-3
SUMMARY NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION ———————————————————— This Document Relates To: The Consolidated Action ————————————————————	)))))))))))))	Index No. 651295/2021 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,
 	
             Plaintiff,
 	
     v.
 	
 INFINITY Q CAPITAL MANAGEMENT LLC, et al.,
 	
             Defendants.
	)))))))))))))))	Index No. 652906/2022
		
		 <u>CLASS ACTION</u>
		
		 Part 53: Justice Andrew S. Borrok

<u>**SUMMARY NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION**</u>

2

TO: **ALL PERSONS THAT EITHER: (I) PURCHASED OR OTHERWISE ACQUIRED INVESTOR SHARES (TICKER SYMBOL IQDAX) AND/OR INSTITUTIONAL SHARES (TICKER SYMBOL IQDNX) IN INFINITY Q DIVERSIFIED ALPHA FUND BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021, BOTH DATES INCLUSIVE (THE "CLASS PERIOD"); AND/OR (II) INVESTED THROUGH THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD. DURING THE CLASS PERIOD**

THIS NOTICE WAS AUTHORIZED BY THE COURT. IT IS NOT A LAWYER SOLICITATION. PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.

YOU ARE HEREBY NOTIFIED that a hearing will be held on _____, 2022, at _:_.m., before the Honorable Andrew Borrok, J.S.C., Supreme Court of New York, County of New York: Commercial Division, 60 Centre Street, Courtroom 238, New York, NY 10007, to determine whether: (1) the proposed settlement of the above-captioned consolidated actions (the "State Action"), along with *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (the State Action and Federal Action together referred to as, the "Litigation"), as set forth in the Amended Stipulation of Settlement ("Stipulation") dated September 7, 2022, for up to $48,000,000 in cash should be approved by the Court as fair, reasonable, and adequate, including consideration of any objections or opt-outs submitted Class Members; (2) the Judgment, as provided under the Stipulation, should be entered; (3) to award Plaintiffs' Counsel attorneys' fees and expenses out of the Settlement Fund (as defined in the Notice of Proposed Settlement of Class Action ("Notice"), as discussed below), and, if so, in what amount; (4) to award Lead Plaintiffs for representing the Class out of the Settlement Fund and, if so, in what amount; (5) the Plan of Allocation should be approved by the Court as fair, reasonable, and adequate; and (6) to consider any opt-outs or objections received by the Court.

The Litigation collectively refers to the State Action and the Federal Action brought on behalf of persons who invested in the Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Funds") during the Class Period, against parties associated with the Funds for allegedly misstating and omitting material facts from the Registration Statements and Prospectuses filed with the U.S. Securities and Exchange Commission and in statements made by certain Defendants during the Class Period. Lead Plaintiffs allege that these purportedly false and misleading statements resulted in overstated valuations of the assets held by the Funds, and that the Class Members suffered damages when the truth was revealed. Defendants deny all of Lead Plaintiffs' allegations.

IF YOU INVESTED IN THE INFINITY Q DIVERSIFIED ALPHA FUND, THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY

ALPHA OFFSHORE FUND, LTD. BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021, YOUR RIGHTS MAY BE AFFECTED BY THE SETTLEMENT OF THE LITIGATION.

To share in the distribution of the Settlement Fund, you must establish your rights by submitting a Proof of Claim and Release form ("Proof of Claim") by mail **(postmarked no later than _____, 2022)** or electronically **(no later than 11:59 p,m. on ____, 2022 at www.InfinityQSecuritiesSettlement.com).** Your failure to submit your Proof of Claim by _____, 2022, will subject your claim to rejection and preclude your receiving any of the recovery in connection with the Settlement of the Litigation. If you are a member of the Class and do not request exclusion therefrom, you will be bound by the Settlement and any judgment and release entered in the Litigation, including, but not limited to, the Judgment, whether or not you submit a Proof of Claim.

If you have not received a copy of the Notice, which more completely describes the Settlement and your rights thereunder (including your right to object to the Settlement), and a Proof of Claim, you may obtain these documents, as well as a copy of the Stipulation and other settlement documents, online at www.InfinityQSecuritiesSettlement.com, or by writing to:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040

Inquiries should NOT be directed to the Defendants, Court, or Clerk of the Court. Inquiries, other than requests for the Notice or a Proof of Claim, may be made to Lead Counsel:

SCOTT+SCOTT
ATTORNEYS AT LAW LLP
Thomas Laughlin
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
(212) 223-6444

THE ROSEN LAW FIRM, P.A.
Phillip Kim
275 Madison Avenue, 40th Floor
New York, NY 10016
(212) 686-1060

Lead Counsel in the State Action

ROBBINS GELLER
RUDMAN & DOWD LLP
Samuel Rudman
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-1173

Lead Counsel in the Federal Action

IF YOU DESIRE TO BE EXCLUDED FROM THE CLASS, YOU MUST SUBMIT A REQUEST FOR EXCLUSION SUCH THAT IT IS **POSTMARKED BY , 2022,** IN THE MANNER AND FORM EXPLAINED IN THE NOTICE. ALL MEMBERS OF THE CLASS WHO HAVE NOT REQUESTED EXCLUSION FROM THE CLASS WILL BE BOUND BY THE SETTLEMENT EVEN IF THEY DO NOT SUBMIT A TIMELY PROOF OF CLAIM.

IF YOU ARE A CLASS MEMBER, YOU HAVE THE RIGHT TO OBJECT TO THE SETTLEMENT, PLAN OF ALLOCATION, REQUEST BY PLAINTIFFS' COUNSEL FOR AN AWARD OF ATTORNEYS' FEES AND EXPENSES, AND/OR AWARD TO LEAD PLAINTIFFS FOR REPRESENTING THE CLASS. ANY OBJECTION MUST BE FILED WITH THE COURT AND MAILED TO LEAD COUNSEL AND DEFENDANTS' COUNSEL SUCH THAT IT IS POSTMARKED, **BY _____, 2022,** IN THE MANNER AND FORM EXPLAINED IN THE NOTICE.

DATED: _____   BY ORDER OF THE SUPREME COURT OF
                                 NEW YORK, COUNTY OF NEW YORK:
                                 COMMERCIAL DIVISION
                                 THE HONORABLE ANDREW S. BORROK,
                                 J.S.C.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

In re INFINITY Q DIVERSIFIED ALPHA FUND AND INFINITY Q VOLATILITY ALPHA FUND, L.P. SECURITIES LITIGATION	)))))))))))

Case No. 21-cv-01047-FB-MMH

CLASS ACTION

This Document Relates To:

    All Actions

EXHIBIT C
STIPULATION OF VOLUNTARY DISMISSAL

STIPULATION OF VOLUNTARY DISMISSAL

WHEREAS, this is a putative class action brought under the federal securities law (the "Federal Action");

WHEREAS, on March 31, 2022, this Court entered an Order appointing Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") as Lead Plaintiff in the Federal Action, and appointing Robbins Geller Rudman & Dowd LLP and Boies Schiller Flexner LLP as Co-Lead Counsel in the Federal Action;

WHEREAS, two related putative class actions, captioned *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct. Comm. Div.) and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct. Comm. Div.) respectively (together, the "State Action"), assert claims under the federal securities laws and/or common law causes of action based on substantially similar allegations as are asserted in the Federal Action;

WHEREAS, during 2021 and 2022, Lead Plaintiffs and the various plaintiffs in the State Action jointly participated in mediation efforts to reach a global settlement with the defendants of the claims asserted in both the Federal Action and the State Actions, which efforts were conducted under the auspices of Robert A. Meyer, Esq., a highly experienced, independent mediator (the "Mediator");

WHEREAS, following an extended period of arm's-length negotiations, Lead Plaintiff Schiavi and Dattani and Plaintiff Dominus Multimanager Fund, Ltd. and the plaintiffs in the State Action (on behalf of themselves and the common class that they all seek to represent), as well as certain of the defendants referenced below, agreed to settle both the Federal Action and the State Action on a class-wide basis;

WHEREAS, pursuant to a Stipulation of Settlement dated as of August 17, 2022, signed on behalf of all plaintiffs and certain of the defendants in the Federal and State Action.

WHEREAS, pursuant to an Amended Stipulation of Settlement dated September 7, 2022 (the "Stipulation"), signed on behalf of all plaintiffs and additional defendants in the Federal and State Action the Settling Parties[1] have agreed in the interests of administrative efficiency to seek judicial approval of the Settling Parties' proposed global, class-wide settlement in the State Court, under the procedures for obtaining such approvals provided for under the New York Civil Practice Law and Rules;

WHEREAS, the parties to the Stipulation have further agreed that, as part of the proposed Settlement, the Lead Plaintiffs shall cause the Federal Action to be voluntarily dismissed, with prejudice, conditional upon (a) the State Court's entry of an Order and Judgment (substantially in the form attached as Exhibit B to the Stipulation) approving the proposed Stipulation of Settlement; (b) that Order and Judgment becoming final and non-appealable; and (c) the occurrence of the "Effective Date", as that term is defined in the Stipulation;

WHEREAS, Fed. R. Civ. P. 41(a)(1)(A)(ii) provides that "the plaintiff may dismiss an action without a court order by filing . . . (ii) a stipulation of dismissal signed by all parties who have appeared;" and

WHEREAS, no class has been certified in the Federal Action, or is proposed to be certified in the Federal Action as part of the Settlement, and accordingly Fed. R. Civ. P. 23(e) does not impact Lead Plaintiffs' ability to file this Stipulation of Voluntary Dismissal pursuant to Fed. R. Civ. P. 41(a)(1)(A)(ii);

---

[1] Unless otherwise defined herein, all capitalized terms shall maintain the same meanings as those set forth in the Stipulation.

IT IS THEREFORE STIPULATED AND AGREED, pursuant to Fed. R. Civ. P. 41(a)(1)(A)(ii), by and on behalf of the Lead Plaintiff, and defendants Trust for Advised Portfolios, including Infinity Q Diversified Alpha Fund, Quasar Distributors LLC, U.S. Bancorp Fund Services, LLC, EisnerAmper LLP, Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, Steven J. Jensen, Infinity Q Capital Management LLC, Infinity Q Equity, LLC, James Velissaris, Scott Lindell, Leonard Potter, and Bonderman Family Limited Partnership, LP (collectively, the "Settling Defendants"), by their undersigned counsel, that the Federal Action solely as against each of the foregoing named defendants and Infinity Q Volatility Alpha Offshore Fund. Ltd., and Infinity Q Volatility Alpha Fund, L.P. (collectively, with the Settling Defendants, the "Defendants") is voluntarily dismissed subject to the following conditions:

1. This dismissal shall be without prejudice, and without costs;

2. This dismissal shall automatically be converted to a dismissal "with prejudice," and operate as an adjudication on the merits, upon the occurrence of the Effective Date of the Stipulation, as that term is defined therein; and

3. In the event that the Effective Date does not occur, Defendants consent to entry of an order, upon motion by Lead Plaintiffs (including pursuant to Fed. R. Civ. P. 60(b)(6)), to re-instate this Federal Action as against the Settling Defendants, with all Parties returning to their respective litigation positions in this Federal Action as of the date of the Stipulation of Settlement.

Dated: _____, 202__

ROBBINS GELLER RUDMAN & DOWD LLP

_____

SAMUEL RUDMAN
DAVID ROSENFELD
ROBERT ROTHMAN
58 South Service Road, Suite 200
Melville, NY 11747

BRIAN COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101

BOISE SCHILLER FLEXNER LLP
JOHN ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001

Federal Lead Counsel and Counsel for Federal Plaintiffs

MORGAN, LEWIS & BOCKIUS LLP

_____

SUSAN F. DICICCO
JOSEPH E. FLOREN
MATTHEW R. LADD
ROBERT H. O'LEARY
101 Park Avenue
New York, NY 10178-0060

Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen

DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE & REATH LLP _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 **Counsel for EisnerAmper LLP**	VEDDER PRICE _____ THOMAS P. CIMINO, JR. JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 **Counsel for U.S. Bancorp Fund Services, LLC**
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 **Counsel for Infinity Q Capital Management LLC, Bonderman Family Limited Partnership, LP, and Leonard Potter**	PETRILLO KLEIN & BOXER LLP _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 **Counsel for Scott Lindell**
ARNOLD & PORTER KAYE SCHOLER LLP _____ VERONICA CALLAHAN 250 W 55th St New York, NY 10001 **Counsel for James Velissaris and Infinity Q Management Equity, LLC**	

At IAS Part 53 of the Supreme Court of the State of New York, held in and for the County of New York, at the Courthouse located at 60 Centre Street, New York, New York on the 19 day of ~~August~~ September 2022

PRESENT: HON. ANDREW BORROK J.S.C.
Justice

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
This Document Relates To:	Seq. 015
The Consolidated Action	

[~~PROPOSED~~] ORDER TO SHOW CAUSE

Upon reading the annexed Affirmation of Phillip Kim, dated September 7, 2022 ("Kim Affirmation"), and the attached exhibits, and all pleadings and proceedings relevant to this action and the related action, *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct.) ("*Dominus*"),[1] it is hereby:

ORDERED that the parties show cause before this Court, at the Courthouse located at 60 Centre Street, Part 53, Room 238, New York, New York, 10007, on the 17 day of October, 2022, at 10:30 a.m., or as soon thereafter as counsel can be heard, why an order should not be issued:

[1] On August 17, 2022, plaintiffs and certain defendants executed a Stipulation of Settlement [NYSCEF 160] and filed an unopposed [Proposed] Order to Show Cause, which sought preliminary approval of that settlement [NYSCEF 158]. Subsequently, the parties reached a global settlement, which is now before the Court.

1.   preliminarily approving the parties' Amended Stipulation of Settlement (the "Stipulation"), attached as Exhibit 1 to the Kim Affirmation, which resolves as against all defendants defined in the Stipulation as the Settling Defendants the claims raised in this action and *Dominus* (together, the "State Action") as well as the claims against the Settling Defendants raised in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action");

2.   entering the proposed Preliminary Approval Order, attached as Exhibit A to the Stipulation, as well as submitted separately with the preliminary approval motion;

3.   directing the date and time for a Settlement Hearing at which time the Court will consider whether the Settlement should be finally approved, along with entry of Final Judgment; and

4.   granting such other and further relief as the Court deems proper; and it is further ORDERED that no additional submissions are necessary because Settling Defendants do not oppose this motion.

IT IS SO ORDERED.

DATED: _September 19_, 2022



THE HONORABLE ANDREW S. BORROK, J.S.C.

2

At IAS Part 53 of the Supreme Court of the State of New York, held in and for the County of New York, at the Courthouse located at 60 Centre Street, New York, New York on the ___ day of August 2022

PRESENT:_____

              Justice

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,
 	
          Plaintiff,
 	
   v.
 	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,
 	
          Defendants.
	Index No. 652906/2022
	
	CLASS ACTION
	
	Part 53: Justice Andrew S. Borrok

[PROPOSED] ORDER TO SHOW CAUSE

Upon reading the annexed Affirmation of Phillip Kim, dated September 7, 2022 ("Kim Affirmation"), and the attached exhibits, and all pleadings and proceedings relevant to this action and the related action, *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) ("*Infinity Q*"),[1] it is hereby:

ORDERED that the parties show cause before this Court, at the Courthouse located at 60 Centre Street, Part 53, Room 238, New York, New York, 10007, on the ___ day of _____, 2022, at ___ __.m., or as soon thereafter as counsel can be heard, why an order should not be issued:

---

[1]   On August 17, 2022, plaintiffs and certain defendants executed a Stipulation of Settlement [NYSCEF 7] and filed an unopposed [Proposed] Order to Show Cause, which sought preliminary approval of that settlement [NYSCEF 5]. Subsequently, the parties reached a global settlement, which is now before the Court.

1.   preliminarily approving the parties' Amended Stipulation of Settlement (the "Stipulation"), attached as Exhibit 1 to the Kim Affirmation, which resolves as against all defendants defined in the Stipulation as the Settling Defendants the claims raised in this action and *Infinity Q* (together, the "State Action") as well as the claims against the Settling Defendants raised in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.)*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action");

2.   entering the proposed Preliminary Approval Order, attached as Exhibit A to the Stipulation, as well as submitted separately with the preliminary approval motion;

3.   directing the date and time for a Settlement Hearing at which time the Court will consider whether the Settlement should be finally approved, along with entry of Final Judgment; and

4.   granting such other and further relief as the Court deems proper; and it is further ORDERED that no additional submissions are necessary because Settling Defendants do not oppose this motion.

IT IS SO ORDERED.

DATED: _____, 2022

_____
THE HONORABLE ANDREW S. BORROK, J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	))))))	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action	)))))))	

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,
 	
                              Plaintiff,
 	
    v.
 	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,
 	
                              Defendants.
	)))))))))))))))	Index No. 652906/2022
		
		CLASS ACTION
		
		Part 53: Justice Andrew S. Borrok

AFFIRMATION OF PHILLIP KIM

I, PHILLIP KIM, an attorney duly admitted to practice before the courts of the State of New York, affirm the following to be true under penalty of perjury:

1.   I am a member of the Bar of the State of New York and a partner of The Rosen Law Firm, P.A., Co-Lead Counsel in the above-captioned action.

2.   I submit this affirmation in support of Lead Plaintiffs' proposed Order to Show Cause as to why Preliminary Approval of the Settling Parties' Amended Stipulation of Settlement

(the "Stipulation" attached as Exhibit 1 hereto)[1] should not be granted. As the Stipulation

explains, the Settlement resolves the claims raised in this consolidated action *In re Infinity Q*

Diversified Alpha Fund Securities Litigation, Index No. 651295/2021 and the related *Dominus*

Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al., Index No. 652906/2022

(together, the "State Action"), as well as the claims raised in *In re Infinity Q Diversified Alpha*

Fund and Infinity Q Volatility Alpha Fund Securities Litigation (formerly known as *Yang v. Trust*

for Advised Portfolios, et al.), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal

Action"). Settling Defendants do not oppose this Order to Show Cause.

3.   Pursuant to CPLR § 2217(b), I state that on August 17, 2022, Lead Plaintiffs and

certain defendants executed a Stipulation of Settlement (NYSCEF Doc. 7) and filed an unopposed

[Proposed] Order to Show Cause, which sought preliminary approval of that settlement

(NYSCEF Doc. 5). While that August 17 Order to Show Cause was pending before the Court,

the parties reached a global settlement, which is now the subject of the instant Order to Show

Cause.

4.   At this stage, Lead Plaintiffs seek only preliminary approval of the proposed

Settlement.

5.   The proposed Preliminary Approval Order is attached as Exhibit A to the

Stipulation.

6.   The proposed Notice of Proposed Settlement of Class Action ("Notice") to Class

Members and basic Proof of Claim and Release form ("Proof of Claim") are attached as Exhibits

A-1 and A-2, respectively, to the Stipulation. The proposed Notice comports with the

---

[1]   Unless otherwise defined herein, all capitalized terms shall maintain the same meanings as
those set forth in the Stipulation. The Stipulation supersedes the August 17th, 2022 Stipulation of
Settlement (NYSCEF Doc. 160) in the State Action and resolves all of the claims in the State
Action.

2

requirement in CPLR § 908 that class actions should not be settled without the approval of this Court and notice to the class.

7.   Lead Plaintiffs and Lead Counsel, based on their experience, evaluation of the facts and applicable law, their recognition of the Settlement amount, and the risk and expense of continued litigation, submit that the proposed Settlement is fair, reasonable, adequate, and is in the best interests of the Class.

8.   The amount of the Settlement Fund is up to $48,000,000. After deduction of any Court-awarded attorneys' fees and expenses, any Court-awarded sum to Lead Plaintiffs for representing the Class, Notice and Administrative Expenses, Taxes and Tax Expenses, and any other Court-approved deductions, the amount remaining in the Settlement Fund will be distributed on a pro rata basis to all Class Members who timely submit a valid claim form.

9.   Among other things, granting preliminary approval to the Settlement will, subject to Final approval of the Settlement, result in the creation of the Class, which will consist of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016, and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Fund") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation, (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iii) any Defendant's legal representatives, heirs, successors or assigns; and (iv) any entity in which any of foregoing excluded Persons has or had a controlling majority ownership interest.

3

10. After Notice has been disseminated, Class Members will have the option of objecting to the Settlement or opting out to exclude themselves from the Settlement. Class Members will also have the option to submit the Proof of Claim and receive their pro rata portion of the Settlement Fund, after deductions for: (i) the cost of Notice and Administrative Expenses; (ii) litigation expenses; (iii) attorneys' fees; and (iv) an award for Lead Plaintiffs. Class Members who do not opt out will be bound by the Settlement.

11. As described in the proposed Preliminary Approval Order, Lead Plaintiffs will present the Settlement to the Court for Final approval through formal motion practice. At that time, Lead Plaintiffs will explain why Final approval of the Settlement, Plan of Allocation, and request for attorneys' fees and expenses and award to Lead Plaintiffs for their representation of the Class should be granted and will also address any objections submitted by Class Members.

12. If the Court grants preliminary approval of the Settlement, Lead Plaintiffs respectfully submit the following procedural schedule for the Court's consideration:

Event	Time for Compliance
Deadline for mailing the Notice and Proof of Claim to Class Members	21 calendar days after entry of the Preliminary Approval Order ("Notice Date")
Deadline for publishing the Summary Notice	10 calendar days after the Notice Date
Deadline for Class Members to file Proof of Claims	90 calendar days after the Notice Date
Filing of memoranda in support of approval of the Settlement and Plan of Allocation and in support of Fee and Expense Application	35 calendar days prior to the Settlement Hearing
Deadline for Class Members to submit objections or exclusion requests	21 calendar days prior to the Settlement Hearing
Filing of reply memoranda	7 calendar days before the Settlement Hearing
Settlement Hearing	At least 90 calendar days following entry of the Preliminary Approval Order, at the Court's convenience

4

13.   Based on the foregoing, Lead Plaintiffs respectfully request that the Court preliminarily approve the Settlement, authorize the Notice to be disseminated to the Class, as set forth in the attached exhibits, and schedule a Settlement Hearing to consider whether the Settlement should be fully and finally approved on a date at least ninety (90) days from the date upon which preliminary approval is granted.

Executed this 7th day of September, 2022, at New York, New York.



_____
PHILLIP KIM

5

Exhibit 1

EXECUTION COPY

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION))))))	Index No. 651295/2021 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok
This Document Relates To:)) The Consolidated Action))))	

DOMINUS MULTIMANAGER FUND, LTD.,) Individually and on Behalf of All Others) Similarly Situated,)) Plaintiff,)) v.)) INFINITY Q CAPITAL MANAGEMENT) LLC, et al.,)) Defendants.))	Index No. 652906/2022 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok

AMENDED STIPULATION OF SETTLEMENT

This Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation" or the "Agreement"), is made and entered into by and among: (i) plaintiffs Andrea Hunter, David Rosenstein, and Neil O'Connor (collectively, the "State Plaintiffs," lead plaintiffs in *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) (together with *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et. al.*, Index No. 652906/2022 (N.Y. Sup. Ct.), the "State Action")); (ii) Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") and plaintiff Dominus Multimanager Fund, Ltd. ("Dominus") (collectively, the "Federal Plaintiffs"), plaintiffs in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund L.P. Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action")); and (iii) The Trust for Advised Portfolios ("TAP"), including Infinity Q Diversified Alpha Fund (the "Diversified Fund"); Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen (collectively, the "TAP Individual Defendants"); U.S. Bancorp Fund Services LLC ("U.S. Bancorp"); Quasar Distributors, LLC ("Quasar"); EisnerAmper LLP ("EisnerAmper"); Infinity Q Capital Management LLC ("IQCM"); Infinity Q Management Equity, LLC ("IQME"); James Velissaris ("Velissaris"); Scott Lindell ("Lindell"); Leonard Potter ("Potter"); Bonderman Family Limited Partnership, LP ("BFLP") (collectively, IQCM, IQME, Velissaris, Lindell, Potter, and BFLP are the "IQCM Parties") (TAP, TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper, and the IQCM Parties, are each a "Settling Defendant" and are collectively the "Settling Defendants") by and through their counsel of record in the Litigation.[1] This Stipulation is intended by State Plaintiffs,

---

[1] All capitalized terms not otherwise defined shall have the meanings ascribed to them in Section 1 herein.

Federal Plaintiffs, and the Settling Defendants (collectively, the "Settling Parties") to fully, finally, and forever resolve, discharge, and settle the Litigation and the Released Claims, as defined below, with respect to the Settling Defendants upon and subject to the terms and conditions hereof, subject to the approval of this Court pursuant to Article 9 of the New York Civil Practice Law and Rules (the "CPLR").

WHEREAS:

A.   Plaintiff Andrea Hunter commenced an action by filing the Complaint for Violations of the Securities Act of 1933 on February 24, 2021. *Hunter v. Infinity Q Diversified Alpha Fund, et al.*, Index No. 651295/2021 (N.Y. Sup. Ct.) ("*Hunter*").

B.   Plaintiff Liang Yang commenced the Federal Action by filing the Class Action Complaint for Violation of the Federal Securities Laws on February 26, 2021. *Yang v. Trust for Advised Portfolios, et al.*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) ("*Yang*").

C.   By order dated April 15, 2021, the *Hunter* action was consolidated with the factually-related action, *Rosenstein v. Trust for Advised Portfolios, et al.*, Index No. 651302/2021 (N.Y. Sup. Ct.), and proceeded under the caption *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) (the "Initial State Action"). Also by that order, the law firms of Scott+Scott Attorneys at Law LLP ("Scott+Scott") and The Rosen Law Firm, P.A. ("Rosen") were appointed co-lead counsel for plaintiffs in that Action.

D.   On April 16, 2021, the State Plaintiffs filed the Consolidated Complaint for Violations of the Securities Act of 1933 in the Initial State Action, which defendants moved to dismiss.

E.   On June 8, 2021, plaintiff Oak Financial Group, Inc. filed a factually-related complaint asserting claims for alleged violations of the federal securities laws and common law fraud in the United States District Court for the Eastern District of New York. *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.).

F. On February 9, 2022 plaintiff Charles Sherck filed a putative class action complaint, the allegations of which are factually related to the complaints in *Hunter* and *Yang*, and which alleges violations of the federal securities laws against U.S. Bancorp in Milwaukee County Circuit Court, State of Wisconsin. *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) ("*Sherck*").

G. On February 17, 2022, plaintiffs Schiavi and Dattani and Dominus filed a putative class action complaint on behalf of purchasers in the Diversified Fund and the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Volatility Feeder Fund") and the Infinity Q Volatility Alpha Fund, L.P. (the "Volatility Master Fund," and together with the Volatility Feeder Fund, the "Volatility Fund") (the Volatility Fund and the Diversified Fund are, collectively, the "Funds"), the allegations of which are factually related to the complaints in *Hunter*, *Yang*, and *Sherck*. *Schiavi + Company LLC DBA Schiavi + Dattani, et al. v. Trust for Advised Portfolios, et al.*, Case No. 1:22-cv-00896 (E.D.N.Y.) ("*Schiavi*").

H. On March 31, 2022, Schiavi and Dattani was appointed lead plaintiff in the Federal Action and Robbins Geller Rudman & Dowd LLP ("Robbins Geller") and Boies Schiller Flexner LLP were appointed co-lead counsel.

I. On April 8, 2022, the *Yang* action was consolidated with the factually-related *Schiavi* action.

J. On May 2, 2022, the State Plaintiffs filed their Consolidated Amended Complaint for Violations of the Securities Act of 1933 in the Initial State Action.

4

K.   On June 6, 2022, the Federal Plaintiffs filed the Consolidated Complaint for Violations of the Federal Securities Laws in the Federal Action.

L.   On August 12, 2022, plaintiff Dominus filed a putative class action complaint in the Supreme Court of the State of New York on behalf of purchasers in the Volatility Fund in furtherance of the settlement, the allegations of which are factually related to the Initial State Action and the Federal Action. *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management, LLC, et. al.*, Index No. 652906/2022 (N.Y. Sup. Ct.) ("*Dominus*").

M.   On August 15, 2022, the State Plaintiffs filed a motion for leave to file a second Consolidated Amended Complaint for Violations of the Securities Act of 1933 in the Initial State Action, which includes Lead Plaintiff Schiavi and Dattani in the Federal Action, as a class representative for investors in the Diversified Fund.

N.   The parties to the State Action and the Federal Action have been engaged in mediation since December 17, 2021, before Robert A. Meyer, Esq. of JAMS, a nationally recognized and Chambers-rated mediator with extensive experience in mediating and resolving complex litigation matters. Mr. Meyer has been involved with all aspects of the mediation and negotiations with counsel for the parties during the eight-month mediation process, involving two full days of mediation, multiple written submissions, numerous discussions, and arm's-length negotiations.

O.   On August 17, 2022, the State Plaintiffs, Federal Plaintiffs, and the Settling Defendants except for the IQCM Parties, entered into the Stipulation of Settlement. Subsequently, State Plaintiffs, Federal Plaintiffs, and the Settling Defendants reached agreement to settle the Litigation on the terms set forth herein, and the Settling Parties therefore enter into this amended

Stipulation of Settlement to document the settlement of all claims asserted against all Defendants in the Litigation.

I. TERMS OF THE STIPULATION AND AGREEMENT OF SETTLEMENT

Without any admission or concession on the part of Lead Plaintiffs (defined below) of any lack of merit of the Litigation whatsoever and without any admission or concession of any liability or wrongdoing or lack of merit in the defenses whatsoever by Settling Defendants, IT IS HEREBY STIPULATED AND AGREED by and among Lead Plaintiffs (on behalf of themselves and the Class) and the Settling Defendants, by and through their respective counsel, that, subject to the approval of the Court pursuant to Article 9 of the CPLR, in consideration of the benefits flowing to the Settling Parties hereto from the Settlement, that the Litigation and the Released Claims, as against the Released Defendant Parties, and all of the Released Defendants' Claims, as against the Released Plaintiff Parties and the Released Defendant Parties, shall be finally and fully compromised, settled, and released, and the Litigation shall be dismissed with prejudice, upon and subject to the terms and conditions of this Stipulation, as follows:

1. Certain Definitions

As used in this Stipulation, the following capitalized terms shall have the following meaning:

1.1   "Authorized Claimant" means any Class Member who submits a valid Claim to the Claims Administrator that is accepted for payment.

1.2   "Claim(s)" means a Proof of Claim and Release that is submitted by a Class Member to the Claims Administrator either electronically or by submission of a paper Proof of Claim and Release.

1.3   "Claims Administrator" means the firm of Gilardi & Co. LLC.

1.4   "Class" means all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Diversified Fund (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016 and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through the Volatility Fund during the Class Period. Excluded from the Class are: (i) defendants in the Litigation ("Defendants"); (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

1.5   "Class Member" or "Member of the Class" means a Person who falls within the definition of the Class, as set forth in ¶1.4 above.

1.6   "Court" means the Supreme Court of New York, New York County.

1.7   "Effective Date," or the date upon which the Settlement becomes "Effective," means the first date by which all of the events and conditions specified in ¶7.1 of this Stipulation have been met, have occurred, or have been waived.

1.8   "Escrow Account" means an interest-bearing escrow account, controlled by Lead Counsel, established by the Escrow Agent pursuant to ¶2.2 of this Stipulation to receive the Settlement Amount as specified in ¶2.2 hereof.

1.9   "Escrow Agent" means Robbins Geller, Scott+Scott, and Rosen.

1.10   "Fee and Expense Award" means any attorneys' fees and expenses awarded by the Court, as described in ¶6.1.

1.11   "Final" means, with respect to the Judgment: (a) if no appeal therefrom has been

filed, the time has passed for any notice of appeal to be timely filed therefrom; or (b) if an appeal

has been filed, either (i) the Judgment has been finally affirmed or (ii) the appeal from the

Judgment has been dismissed and the time for any reconsideration or further appellate review has

passed. For purposes of this paragraph, an "appeal" shall include any motion for reconsideration

or petition for a writ of *certiorari* or other writ that may be filed in connection with approval or

disapproval of the Settlement. Any appeal or proceeding seeking subsequent judicial review

pertaining solely to an order issued with respect to: (a) attorneys' fees or expenses; (b) the Plan of

Allocation (as submitted or subsequently modified); or (c) the procedures for determining whether

a Person who has submitted a claim is an Authorized Claimant shall not in any way delay, affect,

or preclude the Judgment from becoming Final.

1.12   "Judgment" means the Final Judgment and Order of Dismissal with Prejudice to be

rendered by the Court, substantially in the form attached hereto as Exhibit B, as well as any form

of final judgment that may be entered by the Court in a form other than the form attached hereto

as Exhibit B, and where none of the Settling Parties elects to terminate the Settlement by reason

of such variance, consistent with the terms of this Stipulation.

1.13   "Lead Counsel" means Scott+Scott, Rosen, and Robbins Geller.

1.14   "Lead Plaintiffs" means the State Plaintiffs and the Federal Plaintiffs.

1.15   "Litigation" means the State Action and the Federal Action (defined above).

1.16   The "Milwaukee Class Action" means *Sherck v. U.S. Bancorp Fund Services*, *LLC*,

Case No. 2022CV000846 (Wis. Cir. Ct.), pending in Milwaukee Circuit Court in the State of

Wisconsin, which purports to allege claims against U.S. Bancorp under the Securities Act of 1933

8

on behalf of a class of shareholders of the Diversified Fund during the putative class period of January 1, 2019 through December 30, 2020.

1.17 "Net Settlement Fund" means the Settlement Fund less: (a) any Court-awarded attorneys' fees, expenses, and interest thereon; (b) any Court-awarded sum to the Lead Plaintiffs for their time and expense incurred in connection with their representation of the Class; (c) Notice and Administrative Expenses; (d) Taxes and Tax Expenses; and (e) other Court-approved deductions.

1.18 "Notice" means the Notice of Pendency and Proposed Settlement of Class Action, which is to be sent to Members of the Class, substantially in the form attached hereto as Exhibit 1-A.

1.19 "Notice and Administrative Expenses" means the reasonable costs and expenses actually incurred in connection with providing Notice of the Settlement to the Class by mail, publication, and other means, locating Class Members, assisting with the submission of Claims, processing Proof of Claim and Release forms, administering the Settlement, and paying escrow taxes, fees, and costs, if any.

1.20 "Oak Financial Action" means *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.), pending in the United States District Court for the Eastern District of New York, which purports to allege claims against certain Settling Defendants on behalf of an investment adviser which allegedly purchased shares of the Diversified Fund between October 27, 2015 and August 2020.

1.21 "Person(s)" means an individual, corporation (including all divisions and subsidiaries), limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, joint stock company, estate, legal representative, trust, unincorporated association, government or any political subdivision or agency thereof, and any business or legal entity and all of their respective spouses, heirs, beneficiaries, executors, administrators, predecessors, successors, representatives, or assignees.

1.22 "Plaintiffs' Counsel" means any attorney or firm who has appeared in the Litigation on behalf of a plaintiff or the Class.

1.23 "Plan of Allocation" means the plan described in the Notice or any alternate plan approved by the Court whereby the Net Settlement Fund shall be distributed to Authorized Claimants. Any Plan of Allocation is not part of this Stipulation and neither Settling Defendants nor their Related Parties shall have any responsibility or liability with respect thereto.

1.24 "Proof of Claim and Release" means the Proof of Claim and Release form for submitting a Claim, which, subject to approval of the Court, shall be substantially in the form attached hereto as Exhibit A-2, and that a Class Member must complete and submit should that Class Member seek to share in a distribution of the Net Settlement Fund.

1.25 "Related Party" or "Related Parties" means, as applicable, each plaintiff's, Class Member's, Plaintiffs' Counsel's, Settling Defendants', Settling Defendants' Counsel's, or the Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled and controlling persons, associates, and affiliates and each and all of their respective present and former trustees, employees, members, partners, principals, officers, directors, controlling shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants, auditors, consultants, custodians, administrators, transfer agents, underwriters, investment bankers, distributors, commercial bankers, entities providing fairness opinions, general or limited partners or partnerships, limited liability companies, members, joint ventures and insurers and reinsurers of each of them, and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any Person excluded from the definition of "Released Defendant Parties" in the last sentence of ¶1.27 hereof shall not be considered a Related Party in this definition.

1.26 "Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation or that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in any of the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of the Diversified Fund or the Volatility Fund during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include: (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (ii) claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) the claims of any Person who submits a timely request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined in ¶1.39 hereof. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in the Milwaukee Class Action; and (b) in the Oak Financial Action.

1.27 "Released Defendant Party" or "Released Defendant Parties" means: (i) TAP and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund

Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment

advisors, distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp and each

of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns;

(iii) Quasar and each of its current and former parents, affiliates, subsidiaries, predecessors,

successors, and assigns; (iv) EisnerAmper, Eisner Advisory Group, LLC, Eisner Partners SPV

LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors,

successors, and assigns (the "EisnerAmper Releasees"); (v) the Volatility Fund and each of its

current and former parents, affiliates, subsidiaries, predecessors, successors, assigns,

administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their

current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians,

and transfer agents, predecessors, successors, and assigns (the "IQCM Parties' Releasees");

(vii) for each of the foregoing in (i), (ii), (iii), (iv), (v), and (vi) all of their respective current and

former officers, trustees, directors, partners, principals, members, managers, controlling persons,

employees, attorneys, insurers, agents, representatives, consultants, and Related Parties, including,

but not limited to, the TAP Individual Defendants; (vii) Potter and Velissaris in their capacity as

directors or officers of IQCF, including their execution or discharge of their duties, powers,

authorities, or discretions as directors or officers of IQCF or their conduct of the business or affairs

of IQCF; and (viii) for Settling Defendants who are natural persons, their spouses, family

members, heirs, insurers, executors, trustees, Related Parties, and any trust of which any such

Person is settlor or which is for their benefit or the benefit of their spouses, family members, or

heirs.

1.28 "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation including both known and Unknown Claims, as defined in ¶1.39 hereof, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing in this Agreement shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund or the Volatility Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, or regulation including both known and Unknown Claims, as defined in ¶1.39 hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Diversified Fund, Diversified Fund Shares, the Volatility Fund, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to

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indemnification between or among Released Defendant Parties or any combination of Released Defendant Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, (b) nothing in this Agreement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in ¶1.39 hereof, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris, and/or IQCM Parties' Releasees, (c) nothing in this Agreement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris, and/or IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in ¶1.39 hereof, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, or the Volatility Fund, and (d) nothing in this Agreement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in ¶1.39 hereof, each may have against each other.

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1.29 "Released Plaintiff Party" or "Released Plaintiff Parties" means each and every

Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

1.30 "Settlement" means the resolution of the Litigation in accordance with the terms

and provisions of this Stipulation.

1.31 "Settlement Fund" means the Settlement Amount as specified in ¶2.2 hereof plus

all interest and accretions thereto.

1.32 "Settlement Hearing" means the hearing set by the Court to consider whether the

Settlement should be approved as fair, reasonable, and adequate within the meaning of Article 9

of the CPLR.

1.33 "Settling Defendant" or "Settling Defendants" means TAP, including the

Diversified Fund; the TAP Individual Defendants; Quasar; U.S. Bancorp; EisnerAmper; and the

IQCM Parties.

1.34 "Settling Defendants' Counsel" collectively means Morgan, Lewis & Bockius

LLP; Duane Morris LLP; Vedder Price P.C.; Faegre Drinker Biddle & Reath LLP; Davis Wright

Tremaine LLP; Milbank LLP; Arnold & Porter Kaye Scholer LLP; and Petrillo Klein & Boxer

LLP.

1.35 "Settling Parties" collectively means Settling Defendants and Lead Plaintiffs in the

State and Federal Actions, on behalf of themselves and the Class.

1.36 "Summary Notice" means the summary notice of proposed Settlement and hearing

for publication, substantially in the form attached hereto as Exhibit A-3.

1.37 "Tax" or "Taxes" mean any and all taxes, fees, levies, duties, tariffs, imposts, and

other charges of any kind (together with any and all interest, penalties, additions to tax, and

additional amounts imposed with respect thereto) imposed by any governmental authority, including, but not limited to, any local, state, and federal taxes, arising with respect to the income earned by the Settlement Fund.

1.38   "Tax Expenses" means Taxes and expenses and costs incurred in connection with the operation and implementation of ¶2.11 (including, without limitation, expenses of tax attorneys and/or accountants and mailing and distribution costs and expenses relating to filing (or failing to file) the returns described in ¶2.11).

1.39   "Unknown Claims" means: (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to the Settlement or seek exclusion from the Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties or Released Defendant Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties or Released Defendant Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to or different from those that he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but: (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged,

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extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties and Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

1.40   "Voluntary Dismissal Stipulation" means a stipulation of dismissal signed on behalf of the Federal Plaintiffs and all Settling Defendants in the Federal Action pursuant to Fed. R. Civ. P. 41(a) substantially in the form annexed hereto as Exhibit C, which shall provide for the dismissal with prejudice of the Federal Action conditional upon the Judgment in the State Action becoming Final.

2.   The Settlement

2.1   The obligations incurred pursuant to this Stipulation are: (a) subject to the Court's approval of the Stipulation and the Judgment (reflecting such approval) becoming Final; and (b) in full and final disposition of the Litigation and any and all Released Claims, as against all Released Defendant Parties, and all Released Defendants' Claims, as against all Released Plaintiff Parties and Released Defendant Parties, upon and subject to the terms and conditions set forth herein.

a. **The Settlement Amount**

2.2   In full and final settlement of the claims asserted in the Litigation, and in consideration of the releases and assignment specified in ¶¶4.1-4.5 herein, the Settling Defendants, shall pay or shall cause to be paid a total of $39,750,000 into the Escrow Account by check or wire transfer on or before seventeen (17) business days after entry of an order substantially in the form of Exhibit A attached hereto (the "Preliminary Approval Order"), with the following Settling Defendants responsible for paying or causing to be paid the following amounts: (i) $4,600,000, by TAP and the TAP Individual Defendants; (ii) $2,500,000, by Quasar; (iii) $16,750,000, by EisnerAmper;[2] (iv) $250,000, by U.S. Bancorp; and (v) $15,650,000 by the IQCM Parties. In addition, the IQCM Parties hereby assign their rights up to $3,000,000 of additional insurance proceeds that IQCM, IQME, Velissaris and/or Lindell may have under insurance policies that are subject to the litigation pending in the Superior Court of the State of Delaware titled *Infinity Q Capital Management, LLC et al. v. Travelers Casualty and Surety Co., et al.*, C.A. No. N21C-07-158 EMD CCLD (the "Delaware Litigation"), which shall be the first $3,000,000 in proceeds any IQCM Parties receive under such insurance policies. In the event any IQCM Parties receive any cash proceeds from a settlement, judgment or other whole or partial resolution of the Delaware Litigation, the IQCM Parties shall deposit cash proceeds, up to the first $3,000,000 in proceeds the IQCM Parties receive, into the Escrow Account by check or wire transfer on or before seventeen (17) business days after the IQCM Parties' receipt of their share of cash proceeds.

---

[2] As described more fully in the Amended Supplemental Confidential Agreement between EisnerAmper and Lead Plaintiffs, EisnerAmper has agreed to pay $16,750,000 into the Escrow Account on or before seventeen (17) business days after entry of the Preliminary Approval Order and has agreed to subsequently pay up to an additional $5,250,000 if and when certain conditions have been met.

Nothing in this Agreement shall affect, assign, impair or release the rights, entitlements, or priorities of TAP, the TAP Individual Defendants, or any other insureds (other than the IQCM Parties) to proceeds under the insurance policies that are the subject of the Delaware Litigation. No Settling Defendant will have the responsibility to advance, pay, and/or fund the obligation of any other Settling Defendant.

2.3   If any Settling Defendant fails to pay its portion of the Settlement Amount to the Escrow Agent, Lead Counsel may terminate the Settlement as to the non-paying Settling Defendant, but only if: (a) Lead Counsel has notified Settling Defendants' Counsel in writing of Lead Counsel's intention to terminate the Settlement as to the non-paying Settling Defendant; and (b) the entire amount of the non-paying Settling Defendant's portion of the Settlement Amount is not transferred to the Escrow Account within five (5) business days after Lead Counsel has provided such written notice.

2.4   Other than the obligation to pay or cause to be paid the Settlement Amount into the Settlement Fund, as set forth in ¶2.2 herein, the Released Defendant Parties shall have no responsibility for or liability whatsoever with respect to the administration of the Settlement or the actions or decisions of the Claims Administrator and shall have no liability whatsoever to the Released Plaintiff Parties in connection with such administration, including, but not limited to: (a) any act, omission, or determination by Lead Counsel, the Escrow Agent, and/or the Claims Administrator, or any of their respective designees or agents, in connection with the administration of the Settlement or otherwise; (b) the management, investment, or distribution of the Settlement Fund; (c) the Plan of Allocation; (d) the determination, administration, calculation, or payment of any Claims asserted against the Settlement Fund; (e) any loss suffered by, or fluctuation in value of, the Settlement Fund; or (f) the payment or withholding of any Taxes, expenses, and/or costs

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incurred in connection with the taxation of the Settlement Fund, distributions, or other payments from the Escrow Account, or the filing of any federal, state, or local returns.

2.5   The Settling Defendants shall have no input in and shall take no position on the allocation of the Settlement Fund between or among Class Members.

2.6   Other than the obligation to cause the payment of the Settlement Amount in accordance with ¶2.2 herein, the Settling Defendants shall have no obligation to make any other payments pursuant to this Stipulation.

b.   The Escrow Agent

2.7   The Escrow Agent shall invest the Settlement Amount deposited pursuant to ¶2.2 hereof in United States Agency or Treasury Securities or other instruments backed by the full faith and credit of the United States government or an agency thereof, or fully insured by the United States government or an agency thereof, and shall reinvest the proceeds of these instruments as they mature in similar instruments at their then-current market rates. All risks related to the investment of the Settlement Fund in accordance with the investment guidelines set forth in this paragraph shall be borne by the Settlement Fund, and the Released Defendant Parties shall have no responsibility for, interest in, or liability whatsoever with respect to investment decisions or the actions of the Escrow Agent, or any transactions executed by the Escrow Agent.

2.8   The Settlement Fund, net of any Taxes, shall be used to pay: (a) Notice and Administrative Expenses; (b) any award of attorneys' fees and expenses pursuant to the Fee and Expense Application, as defined below in ¶6.1 hereof; (c) any award of expenses to the Lead Plaintiffs; (d) Taxes and Tax Expenses; and (e) any other fees, payments, or awards subsequently approved by the Court. The balance of the Settlement Fund after the above payments shall be the Net Settlement Fund, which shall be distributed to the Authorized Claimants, as provided in ¶¶5.2-5.11 hereof. The Settlement Fund held by the Escrow Agent shall be deemed to be in the custody of the Court and shall remain subject to the jurisdiction of the Court until such time as the Net

Settlement Fund shall be distributed to Authorized Claimants, or returned pursuant to this

Stipulation and/or further order of the Court. The Escrow Agent shall not disburse the Settlement

Fund except as provided in this Stipulation, by an order of the Court, or with the prior written

agreement of the Settling Defendants' Counsel.

2.9   Notwithstanding the fact that the Effective Date of the Settlement has not yet

occurred, Lead Counsel may pay from the Settlement Fund, without further approval from the

Settling Defendants and/or order of the Court, Notice and Administrative Expenses up to the sum

of $400,000. Prior to the Effective Date, all such Notice and Administrative Expenses in excess

of $400,000 shall be paid from the Settlement Fund subject to prior approval of the Settling Parties

or the Court. After the Effective Date, Notice and Administrative Expenses may be paid as

incurred, without approval of the Settling Defendants or further order of the Court.

2.10   The Claims Administrator shall disseminate the Notice, substantially in the form of

Exhibit A-1 attached hereto, Proof of Claim and Release, substantially in the form of Exhibit A-2

attached hereto, and Summary Notice, substantially in the form of Exhibit A-3 attached hereto, to

the Class in accordance with this Stipulation and as ordered by the Court. To the extent there are

updates or modifications to the Notice, Proof of Claim and Release, and Summary Notice, such

updates will be reflected on a settlement website to be maintained by the Claims Administrator.

The Released Defendant Parties shall have no responsibility for, or liability whatsoever with

respect to, the Notice and Administrative Expenses, nor shall they have any responsibility or

liability whatsoever for any claims with respect thereto.

c.   **Taxes**

2.11   The Settling Parties agree as follows:

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(a)   The Settling Parties and the Escrow Agent agree to treat the Settlement

Fund as being, at all times, a "qualified settlement fund" within the meaning of Treas. Reg.

§ 1.468B-1, and the regulations promulgated thereunder. The Settling Parties and the Escrow

Agent further agree that the Settlement Fund shall be established pursuant to the Court's

subject matter jurisdiction within the meaning of Treas. Reg. § 1.468B-1(c)(1). In addition,

the Escrow Agent shall timely make such elections, as necessary or advisable, to carry out the

provisions of this ¶2.11, including the "relation-back election" (as defined in Treas. Reg.

§ 1.468B-1) back to the earliest permitted date. Such elections shall be made in compliance

with the procedures and requirements contained in such regulations.   It shall be the

responsibility of the Escrow Agent to timely and properly prepare and deliver the necessary

documentation for signature by all necessary parties and thereafter to cause the appropriate

filing to occur.

(b)   For the purpose of § 1.468B of the Internal Revenue Code of 1986, as

amended, and the regulations promulgated thereunder, the "administrator" (as defined in Treas.

Reg. § 1.468B-2(k)(3)) shall be the Escrow Agent. The Escrow Agent shall timely and

properly file all informational and other federal, state, or local tax returns necessary or

advisable with respect to the earnings on the Settlement Fund (including, without limitation,

the returns described in Treas. Reg. § 1.468B-2(k)). Such returns (as well as the elections

described in ¶2.11(a) hereof) shall be consistent with this ¶2.11 and, in all events, shall reflect

that all Taxes (including any estimated Taxes, interest, or penalties) on the income earned by

the Settlement Fund shall be paid out of the Settlement Fund as provided in ¶2.11(c) hereof.

(c)   All (i) Taxes (including any estimated Taxes, interest, or penalties)

arising with respect to the income earned by the Settlement Fund, including any Taxes or tax

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detriments that may be imposed upon the Released Defendant Parties or their counsel with respect to any income earned by the Settlement Fund for any period, after the deposit of the Settlement Amount, during which the Settlement Fund does not qualify as a "qualified settlement fund" for federal or state income tax purposes; and (ii) Tax Expenses shall be paid out of the Settlement Fund by the Escrow Agent; in all events the Released Defendant Parties and their counsel shall have no liability or responsibility whatsoever for the Taxes or the Tax Expenses. Further, Taxes and Tax Expenses shall be treated as, and considered to be, a cost of administration of the Settlement Fund and shall be timely paid by the Escrow Agent out of the Settlement Fund, without prior order from the Court, and the Escrow Agent shall also be obligated to withhold, and shall be responsible for withholding, from distribution to Authorized Claimants any funds necessary to pay such amounts, including the establishment of adequate reserves for any Taxes and Tax Expenses (as well as any amounts that may be required to be withheld under Treas. Reg. § 1.468B-2(l)-(2)). Neither the Settling Parties nor their counsel are responsible nor shall they have any liability for any Taxes or Tax Expenses. The Settling Parties hereto agree to cooperate with the Escrow Agent, each other, and their tax attorneys and accountants to the extent reasonably necessary to carry out the provisions of this ¶2.11.

2.12   This is not a claims-made settlement. After the Effective Date, the Released Defendant Parties and/or any other Person funding the Settlement on their behalf, shall not have any right to the return of the Settlement Fund or any portion thereof for any reason, and shall not have liability should Claims made exceed the amount available in the Settlement Fund for payment of such Claims. The Released Defendant Parties shall not be liable for the loss of any portion of the Settlement Fund, nor have any liability, obligation, or responsibility for the payment of Claims, Taxes, legal fees, or any other expenses payable from the Settlement Fund.

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d. Dismissal of Federal Action

2.13   If the Settlement contemplated by this Stipulation is granted final approval by the Court and the Court enters the Judgment, within ten (10) business days of entry of such a Judgment, the Federal Plaintiffs and the Settling Defendants, by their counsel, shall both sign and file, in the Federal Action, a Stipulation of Voluntary Dismissal substantially in the form annexed hereto as Exhibit C. Should the Court in the Federal Action decline to accept the Stipulation of Voluntary Dismissal and dismiss the Federal Action with prejudice in accordance with its terms, the Parties shall cooperate in taking such other steps as may be necessary and appropriate to obtain the dismissal with prejudice (conditional upon the Judgment in the State Action becoming Final) of the Federal Action.

e. Termination of Settlement

2.14   In the event that this Stipulation or the Settlement is not approved, or is terminated, canceled, or the Effective Date otherwise fails to occur for any reason, including, without limitation, in the event the Judgment is reversed, vacated, or altered following any appeal taken therefrom, or is successfully collaterally attacked, the Settlement Fund, less Notice and Administrative Expenses, Taxes, or Tax Expenses paid, incurred, or due and owing pursuant to ¶2.8(a) and/or (d) hereof in connection with the Settlement provided for herein, shall be refunded pursuant to written instructions from the Settling Defendants' Counsel in accordance with ¶7.6 herein.

3. Preliminary Approval Order and Settlement Hearing

3.1   Immediately following execution of this Stipulation, Lead Counsel shall submit this Stipulation, together with its exhibits, to the Court and shall apply for entry of the Preliminary Approval Order, substantially in the form of Exhibit A attached hereto, requesting, *inter alia*, the preliminary approval of the Settlement set forth in this Stipulation and approval for the mailing of the Notice and publication of the Summary Notice, substantially in the forms of Exhibits A-1 and

A-3 attached hereto, and the scheduling of the Settlement Hearing at which the Court will consider

whether to certify the Class, grant Final approval of the Settlement, approve the Plan of Allocation,

and award attorneys' fees and expenses to Plaintiffs' Counsel. The Notice shall include the general

terms of the Settlement set forth in this Stipulation, the proposed Plan of Allocation, the general

terms of the Fee and Expense Application, as defined in ¶6.1 hereof, and the date of the Settlement

Hearing.

3.2   TAP and U.S. Bancorp shall provide to the Claims Administrator, at no cost to Lead

Plaintiffs or the Class, reasonably available transfer records in electronic searchable form, such as

Excel, containing the account registration of registered owners of IQDAX or IQDNX shares during

the Class Period. The Volatility Fund and the IQCM Parties shall provide (or cause to provide) to

the Claims Administrator, at no cost to Lead Plaintiffs or the Class, reasonably available transfer

records in electronic searchable form, such as Excel, containing the names and contact information

of owners of interests in the Volatility Fund during the Class Period. The Claims Administrator

shall disseminate the Notice and Summary Notice to the Class in accordance with this Stipulation

and as ordered by the Court. The Claims Administrator shall use such information solely to

effectuate this Settlement and shall in all events keep the information confidential and shall not

distribute the information to anyone.

3.3   Any Class Member who wishes to opt-out of the Class must submit a timely written

request for exclusion on or before the opt-out date in the manner specified in the Court's

Preliminary Approval Order. A request for exclusion is valid only if it is signed by the Class

Member. Group opt-outs, including "mass" or "class" opt-outs, are not permitted. Any Class

Member who does not submit a timely written request for exclusion will be bound by all

26

proceedings, orders, and judgments in the Litigation, whether or not he, she, or it timely submits a Proof of Claim and Release.

3.4   Any Class Member who wishes to object to the fairness, reasonableness, or adequacy of the Settlement or to any aspect of the Fee and Expense Application must do so in the manner specified and within the deadlines specified in the Preliminary Approval Order and the Notice. Any Class Member who does not submit his/her/its objection in the manner specified shall be deemed to have waived such objection and shall forever be foreclosed from making any objection to the fairness, reasonableness, or adequacy of the Settlement set forth in the Stipulation, to the Plan of Allocation, and to any Fee and Expense Award to Plaintiffs' Counsel and Lead Plaintiffs' request for payment, unless otherwise ordered by the Court.

4.   Releases

4.1   Upon the Effective Date, as defined in ¶1.7 hereof, Lead Plaintiffs shall, and each and every Released Plaintiff Party shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever waived, released, relinquished, discharged, and dismissed each and every one of the Released Claims against each and every one of the Released Defendant Parties. Upon the Effective Date, the Released Plaintiff Parties will be forever barred and enjoined from commencing, instituting, prosecuting, or maintaining any action or other proceeding in any court of law or equity, arbitration tribunal, or administrative or other forum, foreign or domestic, asserting the Released Claims against any and all of the Released Defendant Parties, whether or not such Released Plaintiff Party executes and delivers the Proof of Claim and Release or shares in the Net Settlement Fund. Claims to enforce the terms of this Stipulation are not released. Nothing in this Agreement concerning the release by Lead Plaintiff and Released Plaintiff Parties or the Bar Order described in ¶7.9 shall be deemed a waiver, release, discharge or dismissal of any claims, demands, rights, causes of action, or liabilities, whether based in law or equity, arising

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under federal, state, local statutory, common or foreign law or any other law, rule, or regulation including both known and Unknown Claims, that TAP or the Diversified Fund has or may have against any Released Defendant Parties, nor shall anything in this Agreement be deemed a transfer, assignment, grant, sale or other conveyance of any of the Released Claims against any of the Released Defendant Parties, or Lead Plaintiffs' and Class Members' right to receive any recoveries on account thereof, to TAP or the Diversified Fund.

4.2   Any Proof of Claim and Release that is executed by a Class Member shall release all Released Claims against the Released Defendant Parties and shall be substantially in the form contained in Exhibit A-2 attached hereto.

4.3   Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of the Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Released Defendants' Claims against the Released Plaintiff Parties and Released Defendant Parties as set forth in ¶2.1 above. Claims to enforce the terms of this Stipulation are not released. Notwithstanding the foregoing, nothing in this Stipulation or its exhibits shall be construed as limiting, modifying, or otherwise affecting any insurance coverage or policies that may be available to any of the Released Defendant Parties.

4.4   Upon the Effective Date, Lead Plaintiffs and the Class Members, and each of them, shall be deemed to have assigned to EisnerAmper any and all rights they have with respect to their respective Released Claims against EisnerAmper, including any right to receive (directly or indirectly) any recoveries obtained from any of the EisnerAmper Releasees in the event that the Released Claims of Lead Plaintiffs and Class Members as against the EisnerAmper Releasees are asserted against any of the EisnerAmper Releasees in any litigation by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's Special Litigation Committee ("SLC"). Nothing

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in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the EisnerAmper Releasees independent of the Released Claims of Lead Plaintiffs and Class Members.

4.5   Upon the Effective Date, Lead Plaintiffs and the Class Members, and each of them, shall be deemed to have assigned to each of the IQCM Parties any and all rights they have with respect to their respective Released Claims against each of the IQCM Parties, including any right to receive (directly or indirectly) any recoveries obtained from any of the IQCM Parties' Releasees in the event that the Released Claims of Lead Plaintiffs and Class Members as against the IQCM Parties' Releasees are asserted against any of the IQCM Parties' Releasees in any litigation by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. Nothing in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the IQCM Parties independent of the Released Claims of Lead Plaintiffs and Class Members.

4.6   Upon the Effective Date, Lead Plaintiffs and Class Members shall have, and shall be deemed to have, assigned to each Settling Defendant any and all rights they may have to receive (directly or indirectly) any recoveries from each such Settling Defendant in connection with any of the Released Claims, or claims arising from substantially the same facts as any of the Released Claims, possessed by the Volatility Fund asserted in any derivative or other litigation by or on behalf of the Volatility Fund, except for recoveries, if any, of the advancement of legal fees and expenses due to the Volatility Fund under the terms of undertakings made by persons entitled to advancement of such expenses under the terms of the Volatility Fund's limited partnership agreement and other governing documents.

4.7   Upon the Effective Date, Lead Plaintiffs shall, and each and every Released Plaintiff Party shall be deemed to have, covenanted not to sue any of the Released Defendant Parties, whether directly, indirectly, or derivatively, with respect to the Volatility Fund.

4.8   Nothing in the foregoing Paragraphs 4.6 and 4.7 or in this Agreement shall impair the rights of the Volatility Fund to directly assert claims that it may possess against the Settling Defendants independent of the Released Claims of Lead Plaintiffs and Class Members.

4.9   For the avoidance of doubt, Class Members shall not be deemed to have released or assigned in this Agreement: (i) any rights to proceeds of claims pursued against any Settling Defendant by any governmental or regulatory enforcement authority, including but not limited to the U.S. Attorney's Office for the Southern District of New York, the Securities and Exchange Commission, and/or the Commodity Futures Trading Commission; (ii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Diversified Fund other than recoveries from the EisnerAmper Releasees or any of the IQCM Parties on account of Released Claims that Class Members assigned pursuant to Paragraphs 4.4 or 4.5; or (iii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Volatility Fund other than recoveries from any Settling Defendant that Class Members have assigned pursuant to Paragraph 4.6.

5.   **Administration and Calculation of Claims, Final Awards, and Supervision and Distribution of the Settlement Fund**

5.1   The Claims Administrator, subject to such supervision and direction of Lead Counsel and the Court, as may be necessary or as circumstances may require, shall administer and calculate the Claims submitted by Class Members and shall oversee distribution of the Net Settlement Fund to Authorized Claimants. As provided in ¶2.5 above, other than the obligation to provide securities holders' records as provided in ¶3.2 above, the Released Defendant Parties and

Settling Defendants' Counsel shall have no responsibility whatsoever for the administration of the Settlement or the actions or decisions of the Claims Administrator.

5.2   The Settlement Fund shall be applied as follows:

(a)   to pay all Notice and Administrative Expenses;

(b)   to pay the Taxes and Tax Expenses;

(c)   to pay the Fee and Expense Award, consisting of Plaintiffs' Counsel's attorneys' fees and expenses and to pay any award to Lead Plaintiffs for their reasonable costs and expenses (including lost wages), if and to the extent allowed by the Court; and

(d)   after the Effective Date, to distribute the Net Settlement Fund to Authorized Claimants, as provided by this Stipulation, the Plan of Allocation, or the orders of the Court.

5.3   Within ninety (90) calendar days after the mailing of the Notice, or such other time as may be set by the Court, each person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form of Exhibit A-2 attached hereto, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and Release and as are reasonably available to the Authorized Claimant.

5.4   Except as otherwise ordered by the Court, all Class Members who fail to timely submit a valid Proof of Claim and Release within such period, or such other period as may be ordered by the Court, or otherwise allowed, and have not made a timely request to be excluded from the Class, shall be forever barred from receiving any payments pursuant to this Stipulation and the Settlement set forth herein, but will, in all other respects, be subject to and bound by the provisions of this Stipulation, the releases contained herein, and the Judgment and will be barred

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from bringing any action, case, or other proceeding of any kind against the Released Defendant Parties concerning the Released Claims. Notwithstanding the foregoing, Lead Counsel shall have the discretion (but not an obligation) to accept late-submitted Claims for processing by the Claims Administrator, so long as the distribution of the Net Settlement Fund to Authorized Claimants is not materially delayed thereby. Lead Counsel shall also have the right, but not the obligation, to advise the Claims Administrator to waive what Lead Counsel deem to be de minimis or formal or technical defects in any Proof of Claim and Release submitted. No Person shall have any claim against Lead Plaintiffs, Lead Counsel, the Claims Administrator, or any Class Member by reason of the exercise or non-exercise of such discretion.

5.5   Each Proof of Claim and Release shall be submitted to and reviewed by the Claims Administrator, under the supervision of Lead Counsel, who shall determine, in accordance with this Stipulation and the approved Plan of Allocation, the extent, if any, to which each Claim shall be allowed, subject to review by the Court pursuant to ¶5.7 below.

5.6   Proof of Claim and Release forms that do not meet the submission requirements may be rejected. Prior to rejecting a Proof of Claim and Release, in whole or in part, the Claims Administrator shall communicate with the claimant in writing to give the claimant the chance to remedy any curable deficiencies in the Proof of Claim and Release submitted. The Claims Administrator, under the supervision of Lead Counsel, shall notify, in a timely fashion and in writing, all claimants whose Claims the Claims Administrator proposes to reject, in whole or in part, for curable deficiencies, setting forth the reasons therefor, and shall indicate in such notice that the claimant whose Claim is to be rejected has the right to a review by the Court if the claimant so desires and complies with the requirements of ¶5.7 below.

5.7   If any claimant whose timely Claim has been rejected, in whole or in part, for curable deficiency desires to contest such rejection, the claimant must, within twenty (20) calendar days after the date of mailing of the Notice required in ¶5.6 above, or a lesser period of time if the Claim was untimely, serve upon the Claims Administrator a notice and statement of reasons indicating the claimant's grounds for contesting the rejection, along with any supporting documentation, and requesting a review thereof by the Court. If a dispute concerning a Claim cannot be otherwise resolved, Lead Counsel shall thereafter present the claimant's request for review to the Court.

5.8   Each claimant who declines to be excluded from the Class shall be deemed to have submitted to the jurisdiction of the Court, with respect to the claimant's Claim, including, but not limited to, all releases and assignment provided for herein and in the Judgment, and the Claim will be subject to investigation and discovery under the CPLR, provided that such investigation and discovery shall be limited to the claimant's status as a Class Member and the validity and amount of the claimant's Claim. In connection with processing the Proofs of Claim and Release, no discovery shall be allowed on the merits of the Litigation or the Settlement. All proceedings with respect to the administration, processing, and determination of Claims and the determination of all controversies relating thereto, including disputed questions of law and fact with respect to the validity of Claims, shall be subject to the jurisdiction of the Court, but shall not, in any event, delay or affect the finality of the Judgment. All Class Members, other claimants, and parties to the Settlement expressly waive trial by jury (to the extent any such right may exist) and any right of appeal or review with respect to such determinations.

5.9   No distributions will be made to Authorized Claimants who would otherwise receive a distribution of less than $10.00. If there is any balance remaining in the Net Settlement

Fund, after a reasonable period of time after the date of the distribution of the Net Settlement Fund, Lead Counsel shall, if feasible, reallocate such balance among Authorized Claimants who negotiated the checks sent in the initial distribution and who would receive a minimum of $10.00. These redistributions shall be repeated until the balance remaining in the Net Settlement Fund is de minimis. Any de minimis balance that still remains in the Net Settlement Fund after such reallocation(s) and payments, which is not feasible or economical to reallocate, shall be donated to any appropriate 501(c)(3), non-profit charitable organization serving the public interest selected by Lead Counsel that has no affiliation or financial relationship with Lead Counsel, Lead Plaintiffs, Settling Defendants, the Related Parties, or Settling Defendants' Counsel.

5.10   No person shall have any claim against the Released Defendant Parties, the Released Plaintiff Parties, or the Claims Administrator based on determinations or distributions made substantially in accordance with this Stipulation and the Settlement contained herein, the Plan of Allocation, or further order(s) of the Court.

5.11   It is understood and agreed by the Settling Parties that any proposed Plan of Allocation of the Net Settlement Fund, including, but not limited to, any adjustments to an Authorized Claimant's Claim set forth therein, is not a part of this Stipulation and is to be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the Settlement set forth in this Stipulation, and any order or proceeding relating to the Plan of Allocation shall not operate to terminate or cancel this Stipulation or affect the finality of the Court's Judgment approving this Stipulation and the Settlement set forth herein, or any other orders entered pursuant to this Stipulation.

6.   Fee and Expense Application

6.1   Lead Counsel, on behalf of Plaintiffs' Counsel, may submit an application or applications to the Court for an award from the Settlement Fund of attorneys' fees and payment of expenses incurred in connection with prosecuting the Litigation, plus interest earned on such attorneys' fees and expenses at the same rate and for the same periods as earned by the Settlement Fund (until paid) as may be awarded by the Court (the "Fee and Expense Application"). The Fee and Expense Application may include a request for reimbursement of Lead Plaintiffs' reasonable costs and expenses in connection with their representation of the Class. Lead Counsel reserves the right to make additional applications for fees and expenses incurred.

6.2   The amount of attorneys' fees and expenses awarded by the Court is within the sole discretion of the Court. Any fees and expenses, as awarded by the Court, shall be paid to Lead Counsel from the Settlement Fund, as ordered, immediately upon entry of the Judgment and an order awarding such fees and expenses, notwithstanding the existence of any timely filed objections thereto or to the Settlement, or potential for appeal therefrom, or collateral attack on the Settlement or any part thereof. Lead Counsel may thereafter allocate the attorneys' fees among Plaintiffs' Counsel in a manner in which they, in good faith, believe reflects the contributions of such counsel to the initiation, prosecution, and resolution of the Litigation.

6.3   In the event that the Effective Date does not occur, or the Judgment or order granting (in whole or in part) the Fee and Expense Award is reversed or modified, or this Stipulation is canceled or terminated for any other reason and such reversal, modification, cancellation, or termination becomes Final and not subject to review, then, to the extent that the Fee and Expense Award has been paid, Lead Counsel and such other Plaintiffs' Counsel, who have received any portion of the Fee and Expense Award, shall, within ten (10) business days from receiving notice from Settling Defendants' Counsel or from a court of appropriate jurisdiction, refund to the Settlement Fund such fees and expenses previously paid to them from the Settlement

Fund, plus interest thereon, at the same rate as earned on the Settlement Fund in an amount consistent with such reversal, modification, cancellation, or termination.

6.4   The Fee and Expense Application shall be considered by the Court separately from the Court's consideration of the fairness, reasonableness, and adequacy of the Settlement, as set forth in this Stipulation, and shall have no effect on the terms of this Stipulation or the validity or enforceability of the Settlement. The approval of the Settlement, and it becoming Final, shall not be contingent on the Fee and Expense Award, any award to Lead Counsel, Plaintiffs' Counsel, or Lead Plaintiffs, nor any appeals from such awards. Any order or proceeding relating to the Fee and Expense Application, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel this Stipulation, or affect or delay the finality of the Judgment approving this Stipulation and the Settlement of the Litigation set forth therein.

6.5   Any fees and/or expenses awarded by the Court shall be paid solely from the Settlement Fund. The Released Defendant Parties shall have no responsibility for, and no liability whatsoever with respect to, any payment of attorneys' fees or expenses (including Taxes) to Plaintiffs' Counsel or any other Person who receives payment from the Net Settlement Fund.

6.6   The Released Defendant Parties shall have no responsibility for, and no liability whatsoever with respect to, the allocation among Plaintiffs' Counsel or any other Person who may assert some claim thereto of any Fee and Expense Award that the Court may make in the Litigation.

7.   Conditions of Settlement, Effect of Disapproval, Cancellation, or Termination

7.1   The Effective Date of the Settlement shall be conditioned on the occurrence of all of the following events:

(a)   the Court has certified the Class solely for purposes of effectuating the Settlement set forth in this Stipulation;

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(b)   the Court has entered the Preliminary Approval Order directing notice to the Class, as required by ¶3.1 hereof;

(c)   the Settlement Amount has been deposited into the Escrow Account;

(d)   Settling Defendants have not exercised their option to terminate this Stipulation pursuant to ¶7.3 hereof;

(e)   the Court has entered the Judgment, or a judgment substantially in the form of Exhibit B attached hereto;

(f)   the Judgment has become Final, as defined in ¶1.11 hereof; and

(g)   the Federal Action has been dismissed with prejudice, conditional upon the Judgment, or a judgment substantially in the form of Exhibit B attached hereto, becoming Final.

7.2   Upon the Effective Date, any and all remaining interest or right of the Settling Defendants in or to the Settlement Fund, if any, shall be absolutely and forever extinguished. If the conditions specified in ¶7.1 hereof are not met, then the Settlement shall be canceled and terminated subject to ¶¶7.6-7.8 hereof unless Lead Counsel and Settling Defendants' Counsel mutually agree in writing to proceed with the Settlement.

7.3   Certain Settling Defendants shall have the right to terminate the Settlement and render it null and void in the event that Class Members, who purchased or otherwise acquired more than a certain percentage of the securities of the Diversified Fund and the Volatility Fund subject to the Settlement, exclude themselves from the Class, as set forth in a separate agreement (the "Supplemental Agreement") executed between Lead Plaintiffs and Settling Defendants, by and through their counsel. The Settling Parties agree to maintain the confidentiality of the Supplemental Agreement, which is being executed concurrently herewith. The Supplemental

37

Agreement shall not be filed with the Court unless and until the Court requires the Settling Parties to file the Supplemental Agreement or disclose its terms. If submission of the Supplemental Agreement is ordered by the Court, the Settling Parties will seek to have the Supplemental Agreement submitted to the Court *in camera* or filed under seal, but such disclosure shall be carried out to the fullest extent possible in accordance with the practices of the Court, so as to preserve the confidentiality of the Supplemental Agreement, particularly the threshold aggregate number of shares. Notwithstanding the foregoing, Settling Defendants may include a redacted copy of the Supplemental Agreement with any notice provided pursuant to Article 9 of the CPLR.

7.4   Lead Plaintiffs and Settling Defendants shall each have the right to terminate the Settlement and this Stipulation by providing written notice of their election to do so ("Termination Notice") to all other parties hereto within thirty (30) calendar days of: (a) the Court's refusal to enter the Preliminary Approval Order; (b) the Court's refusal to approve this Stipulation; (c) the Court's refusal to enter the Judgment or a judgment substantially in the form of Exhibit B attached hereto; (d) the date upon which the Judgment is reversed, vacated, or altered following any appeal taken therefrom, or is successfully collaterally attacked; (e) the issuance of an order in the Federal Action declining to accept the Voluntary Dismissal Stipulation or to otherwise dismiss the Federal Action with prejudice; or (f) the failure of the Effective Date to occur for any reason. For the avoidance of doubt, no order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or the amount of any attorneys' fees, expenses, and interest awarded by the Court to Lead Counsel or expenses to Lead Plaintiffs shall operate to terminate or cancel this Stipulation or constitute grounds for cancellation or termination of this Stipulation.

7.5   Unless otherwise ordered by the Court, in the event this Stipulation is not approved, or this Stipulation or the Settlement is terminated, canceled, or the Effective Date otherwise fails to occur for any reason, including, without limitation, in the event the Judgment is reversed or vacated or altered following any appeal taken therefrom, or is successfully collaterally attacked, within ten (10) business days after written notification of such event is sent by Settling Defendants' Counsel or Lead Counsel to the Escrow Agent, the Settlement Fund, less Taxes, Tax Expenses, and Notice and Administrative Expenses, which have either been disbursed pursuant to ¶2.8(a) and/or (d) hereof or are chargeable to the Settlement Fund pursuant to ¶¶2.8(a) and /or (d) hereof, shall be refunded by the Escrow Agent to the Persons who contributed to the Settlement Fund in proportion to their respective contribution. The Escrow Agent or its designee shall apply for any Tax refund owed on the Settlement Amount and pay the proceeds, after deduction of any fees or expenses incurred in connection with such application(s) for refund, to the same Persons in the same manner as the Settlement Fund described in this ¶7.5. Payments pursuant to this paragraph shall be pursuant to written instructions from Settling Defendants' Counsel.

7.6   In the event that this Stipulation is not approved, or this Stipulation or the Settlement is terminated, cancelled, or the Effective Date otherwise fails to occur for any reason, the Settling Parties shall be restored to their respective positions in the Litigation as of August 17, 2022. In such event, the terms and provisions of this Stipulation, with the exception of ¶¶1.1-1.40, 2.4-2.6, 2.8-2.10, 6.3-6.4, 7.4-7.7, and 10.6 hereof, shall have no further force and effect with respect to the Settling Parties and shall not be used in the Litigation or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, *nunc pro tunc*. No order of the Court or modification or reversal on appeal of any order of the Court concerning the Plan of Allocation or any Fee and

39

Expense Award shall operate to terminate or cancel this Stipulation or constitute grounds for cancellation or termination of this Stipulation.

7.7   If the Effective Date does not occur, or if this Stipulation is terminated pursuant to its terms, neither Lead Plaintiffs nor Plaintiffs' Counsel shall have any obligation to repay any amounts disbursed pursuant to ¶2.8(a) and/or (d). In addition, any amounts already incurred pursuant to ¶2.8(a) and/or (d) hereof at the time of such termination or cancellation, but which have not been paid, shall be paid by the Escrow Agent in accordance with the terms of this Stipulation prior to the balance being refunded in accordance with ¶¶2.1 and 7.5 hereof.

7.8   In the event of a final order of a court of competent jurisdiction, not subject to any further proceedings, determining the transfer of the Settlement Amount to the Settlement Fund, or any portion thereof, by Settling Defendants or their respective insurers to be a voidable preference, voidable transfer, fraudulent transfer, or similar transaction under Title 11 of the United States Code (Bankruptcy), or applicable state law, and any portion thereof is required to be refunded, then the Settling Parties shall jointly move the Court to vacate and set aside the releases given and Judgment entered in favor of the Settling Defendants, the Settling Parties shall be restored to their litigation positions as of August 17, 2022, and the Settlement Fund (less any amounts disbursed pursuant to ¶¶5.1-5.11) shall be promptly returned.

7.9   The Judgment shall contain a bar order ("Bar Order") substantially in the form set forth in Exhibit B that shall, to the fullest extent provided by law, bar all existing and future claims and claims over by any individual or entity against any of the Released Defendant Parties for (a) contribution (or any other claim, however denominated on whatsoever theory) arising out of or related to the claims or allegations asserted or that could be asserted by Lead Plaintiffs in the Litigation, or (b) any other claim of any type, whether arising under state, federal, common, or foreign law, for which the injury claimed is that Person's actual or potential liability to Lead

Plaintiffs, the Class, and/or Class Members. The Bar Order shall also provide that any final verdict

or judgment that may be obtained by or on behalf of the Class or any Class Member against any

individual or entity subject to the Bar Order shall be reduced by the greater of: (a) an amount that

corresponds to the percentage of responsibility of the Settling Defendants for common damages;

or (b) the amount paid by or on behalf of the Settling Defendants to the Class for common damages.

8.   No Admission of Wrongdoing

8.1   Neither the Settlement, this Stipulation (whether or not consummated), including

the exhibits hereto and the Plan of Allocation contained therein (or any other plan of allocation

that may be approved by the Court), the negotiations leading to the execution of this Stipulation

and the Settlement, nor any proceedings taken pursuant to or in connection with this Stipulation,

and/or approval of the Settlement (including any arguments proffered in connection therewith):

(a)   is, may be deemed to be, or shall be offered as an admission of, or

evidence of, the validity of any Released Claim as against a Released Defendant Party or a

Released Defendant Claim as against a Released Plaintiff Party;

(b)   shall be offered or received against any Defendant as evidence of, or

construed as or deemed to be evidence of, any presumption, concession, or admission by any

Defendant of the truth of any allegations by Lead Plaintiffs or any Member of the Class or the

validity of any claim that has been, or could have been, asserted in the Litigation, or the

deficiency of any defense that has been, or could have been, asserted in the Litigation or in any

other litigation, including, but not limited to, litigation of the Released Claims, or of any

liability, negligence, fault, or wrongdoing of any kind of any of the Released Defendant Parties

or in any way referred to for any other reason as against any of the Released Defendant Parties, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of this Stipulation;

(c)   shall be offered or received against any Defendant as evidence of a presumption, concession, or admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by any Defendant, or against Lead Plaintiffs or any Member of the Class, as evidence of any infirmity in the claims of Lead Plaintiffs and the Class;

(d)   shall be offered or received against any Released Defendant Party as evidence of a presumption, concession, or admission of any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason, as against any of the parties to this Stipulation, in any other civil, criminal, or administrative action or proceeding; provided, however, that if this Stipulation is approved by the Court, Released Defendant Parties and their Related Parties may refer to it to effectuate the release granted them hereunder; or

(e)   shall be construed against Released Defendant Parties, Lead Plaintiffs, or the Class as evidence of a presumption, concession, or admission that the consideration to be given hereunder represents the amount that could be, or would have been, recovered after trial or in any proceeding other than the Settlement.

9.   Class Certification

9.1   The Settling Parties hereby stipulate, for purposes of the Settlement only, to certification of the Litigation as a class action pursuant to CPLR §§ 901 and 902. For settlement purposes, Lead Plaintiffs are appointed as "Class Representatives" and Lead Counsel are appointed "Class Counsel." In the event that the Judgment, if applicable, does not become Final or the Settlement fails to become effective for any reason, the Settling Parties reserve all their rights on all issues. In such an event, Settling Defendants reserve all rights to object to and oppose class certification or challenge the standing of Lead Plaintiffs or any other intervening plaintiff, and this Stipulation shall not be offered as evidence of any agreement, admission, or concession that any class should be or remain certified in the Litigation or that any plaintiff has standing.

10.   Miscellaneous Provisions

10.1   The Settling Parties: (a) acknowledge that it is their intent to consummate this Stipulation; and (b) agree to cooperate to the extent reasonably necessary to effectuate and implement all terms and conditions of this Stipulation and to exercise their best efforts to accomplish the foregoing terms and conditions of this Stipulation, including, but not limited to, cooperating to ensure that the Federal Action is dismissed with prejudice and the Judgment is afforded its full preclusive effect in the Milwaukee Class Action and the Oak Financial Action.

10.2   The Settling Parties intend the Settlement to be a final and complete resolution of all disputes between them with respect to the Litigation. The Settlement compromises all claims that were or are contested and shall not be deemed an admission by any Settling Party, as to the merits of any claim or defense. The Judgment will contain a finding that, during the course of the Litigation, the Settling Parties and their respective counsel at all times complied with the requirements of 22 New York Code, Rules and Regulations Part 130. The Settling Parties agree that the Settlement Amount and other terms of the Settlement were negotiated in good faith by the Settling Parties and reflect a settlement that was reached voluntarily after consultation with competent legal counsel.

10.3   The Settling Parties and their counsel agree not to assert in any statement made to any media representative (whether or not for attribution) that the Litigation was commenced or prosecuted by Lead Plaintiffs or defended by Settling Defendants in bad faith or without a reasonable basis, nor will they deny that the Litigation was commenced and prosecuted and defended in good faith and is being settled voluntarily after consultation with competent legal

43

counsel. In all events, Settling Parties and their counsel shall not make any accusations of wrongful or actionable conduct by any party concerning the prosecution, defenses, and resolution of the Litigation and shall not otherwise suggest that the Settlement constitutes an admission of any claim or defense alleged. The Settling Parties reserve their right to rebut, in a manner that such party determines to be appropriate, any contention made in any public forum regarding the Litigation, including that the Litigation was brought or defended in bad faith or without a reasonable basis.

10.4 Settling Defendants and/or the Released Defendant Parties may file this Stipulation and/or the Judgment from the Litigation in any other action that has been or may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, statute of limitations, statute of repose, good faith settlement, judgment bar or reduction, or any theory of claim preclusion or issue preclusion or similar defense or counterclaim, or to effectuate any liability protection under any applicable insurance policy. The Settling Parties may file this Stipulation and/or the Judgment in any action that may be brought to enforce the terms of this Stipulation and/or Judgment. All Settling Parties submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement.

10.5 All agreements made and orders entered during the course of the Litigation relating to the confidentiality of information shall survive this Stipulation.

10.6 All of the exhibits to this Stipulation and the Supplemental Agreement are material and integral parts hereof and are fully incorporated herein by this reference.

10.7 This Stipulation, along with its exhibits and the Supplemental Agreement, may be amended or modified only by a written instrument signed by or on behalf of all Settling Parties or their respective successors-in-interest.

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10.8   This Stipulation and the exhibits attached hereto, together with the Supplemental Agreement and the Amended Supplemental Confidential Agreement between EisnerAmper and Lead Plaintiffs referenced in ¶2.2, constitute the entire agreement among the Settling Parties hereto, as to the subject matter hereof, and supersede any prior or contemporaneous written or oral agreements or understandings between the Settling Parties. No representations, warranties, or inducements have been made to any party concerning this Stipulation, its exhibits, or the Supplemental Agreement, other than the representations, warranties, and covenants contained and memorialized in such documents.

10.9   Except as otherwise provided herein, each party shall bear his, her, or its own fees and costs.

10.10   Lead Counsel, on behalf of the Class, is expressly authorized by Lead Plaintiffs to take all appropriate actions required or permitted to be taken by the Class pursuant to this Stipulation to effectuate its terms and also is expressly authorized to enter into any modifications or amendments to this Stipulation on behalf of the Class that it deems appropriate.

10.11 Each counsel or other Person executing this Stipulation, its exhibits, the Supplemental Agreement, or any related Settlement document, on behalf of any party hereto, hereby warrants that such Person has the full authority to do so and that they have the authority to take appropriate action required or permitted to be taken pursuant to this Stipulation to effectuate its terms, without requiring additional consent, approval, or authorization of any other Person, board, entity, tribunal, or other regulatory or governmental authority.

10.12 This Stipulation may be executed in one or more counterparts. All executed counterparts and each of them shall be deemed to be one and the same instrument. A complete set of executed counterparts shall be filed with the Court. Signatures sent by facsimile or PDF documents via e-mail shall be deemed originals.

10.13   All notices, requests, demands, claims, and other communications hereunder shall be in writing and shall be deemed duly given: (a) when delivered personally to the recipient; (b) one (1) business day after being sent to the recipient by reputable overnight courier service (charges prepaid); or (c) seven (7) business days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient, as set forth below:

If to State Plaintiffs or State Lead Counsel:

SCOTT+SCOTT ATTORNEYS AT LAW LLP
DAVID SCOTT
THOMAS LAUGHLIN
AMANDA LAWRENCE
JACOB LIEBERMAN
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169

THE ROSEN LAW FIRM, P.A.
LAURENCE ROSEN
PHILLIP KIM
BRENT LAPOINTE
MICHAEL COHEN
275 Madison Avenue, 40th Floor
New York, NY 10016

If to Federal Plaintiffs or Federal Lead Counsel:

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL RUDMAN
DAVID ROSENFELD
ROBERT ROTHMAN
58 South Service Road, Suite 200
Melville, NY 11747

BRIAN COCHRAN
655 West Broadway, Suite 1900
San Diego, CA 92101

BOISE SCHILLER FLEXNER LLP
JOHN ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001

If to TAP, Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen, or their Counsel:

MORGAN, LEWIS & BOCKIUS LLP
SUSAN F. DICICCO
101 Park Avenue
New York, NY 10178-0060

If to John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, or their Counsel:

DUANE MORRIS LLP
JAMES J. COSTER
230 Park Avenue
New York, NY 10178

If to Quasar Distributors, LLC or its Counsel:

DAVIS WRIGHT TREMAINE LLP
JAMES K. GOLDFARB
1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

If to EisnerAmper LLP or its Counsel:

FAEGRE DRINKER BIDDLE & REATH LLP
WILLIAM M. CONNOLLY
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

If to U.S. Bancorp Fund Services, LLC or its Counsel:

VEDDER PRICE
THOMAS P. CIMINO, JR.
222 North LaSalle Street
Chicago, Illinois 60601

If to IQCM, Potter, BFLP, or their Counsel:

MILBANK LLP
SEAN M. MURPHY
55 Hudson Yards
New York, NY 10001

If to James Velissaris, IQME, or their Counsel:

ARNOLD & PORTER KAYE SCHOLER LLP
VERONICA CALLAHAN
250 W 55th St
New York, NY 10001

If to Scott Lindell or his Counsel:

PETRILLO KLEIN & BOXER LLP
JOSHUA KLEIN
655 Third Avenue
22nd Floor
New York, NY 10017

10.14 This Stipulation shall be binding upon, and inure to the benefit of, the successors and assigns of the Settling Parties.

10.15 The Court shall retain jurisdiction with respect to the implementation and enforcement of the terms of this Stipulation, and all Settling Parties submit to the jurisdiction of the Court for purposes of implementing and enforcing the Settlement embodied in this Stipulation and matters related to the Settlement.

10.16 The waiver by one Settling Party of any breach of this Stipulation by any other party shall not be deemed a waiver by any other Settling Party or a waiver of any other prior or subsequent breach of this Stipulation.

10.17 Pending approval of the Court of this Stipulation and its exhibits, all proceedings in the State Action shall be stayed, and all Members of the Class shall be barred and enjoined from prosecuting any of the Released Claims against any of the Released Defendant Parties.

48

10.18   This Stipulation, its exhibits, and the Supplemental Agreement shall be considered to have been negotiated, executed, and delivered, and to be wholly performed, in the State of New York, and the rights and obligations of the parties to this Stipulation shall be construed and enforced in accordance with, and governed by, the internal substantive laws of New York without giving effect to its choice-of-law principles, except to the extent that federal law requires that federal law govern.

10.19   The headings herein are used for the purpose of convenience only and are not meant to have legal effect.

10.20   This Stipulation shall not be construed more strictly against one party than another, merely by virtue of the fact that it, or any part of it, may have been prepared by counsel for one of the Settling Parties, it being recognized that it is the result of arm's-length negotiations between the Settling Parties and the Settling Parties have contributed substantially and materially to the preparation of this Stipulation.

10.21   Nothing in this Stipulation, or the negotiations relating thereto, is intended to or shall be deemed to constitute a waiver of any applicable privilege or immunity, including, without limitation, attorney-client privilege, joint defense privilege, or work product protection.

10.22   Unless otherwise provided, the Settling Parties may agree in writing to reasonable extensions of time to carry out any of the provisions of this Stipulation without further order of the Court.

IN WITNESS THEREOF, the parties hereto have caused this Stipulation to be executed by their duly authorized attorneys, dated September 7, 2022.

SCOTT+SCOTT ATTORNEYS AT LAW LLP  _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 ***Lead Counsel for State Plaintiffs***	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 ***Lead Counsel for State Plaintiffs***
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Lead Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***

SCOTT+SCOTT ATTORNEYS AT LAW LLP _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 ***Lead Counsel for State Plaintiffs***	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 ***Lead Counsel for State Plaintiffs***
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Lead Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***

SCOTT+SCOTT ATTORNEYS AT LAW LLP _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 **_Lead Counsel for State Plaintiffs_**	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 **_Lead Counsel for State Plaintiffs_**
ROBBINS GELLER RUDMAN & DOWD LLP  _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 **_Lead Counsel for Federal Plaintiffs_**	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 **_Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen_**

SCOTT+SCOTT ATTORNEYS AT LAW LLP _____ DAVID SCOTT THOMAS LAUGHLIN AMANDA LAWRENCE JACOB LIEBERMAN The Helmsley Building 230 Park Avenue, 17th Floor New York, NY 10169 ***Lead Counsel for State Plaintiffs***	THE ROSEN LAW FIRM, P.A. _____ LAURENCE ROSEN PHILLIP KIM BRENT LAPOINTE MICHAEL COHEN 275 Madison Avenue, 40th Floor New York, NY 10016 ***Lead Counsel for State Plaintiffs***
ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Lead Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP *Susan F. Di Cicco* _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***

50

DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

_____

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

_____

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

Counsel for U.S. Bancorp Fund Services, LLC

MILBANK LLP

_____

SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

_____

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

51

DUANE MORRIS LLP

_____

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

**Counsel for John C. Chrystal, Albert J.
DiUlio, S.J., and Harry E. Resis**

DAVIS WRIGHT TREMAINE LLP

_____

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

_____

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

_____

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

**Counsel for U.S. Bancorp Fund Services,
LLC**

MILBANK LLP

_____

SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

_____

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

DUANE MORRIS LLP _____ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 **_Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis_**	DAVIS WRIGHT TREMAINE LLP _____ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 **_Counsel for Quasar Distributors, LLC_**
FAEGRE DRINKER BIDDLE & REATH LLP _B - u_ _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 **_Counsel for EisnerAmper LLP_**	VEDDER PRICE P.C. _____ THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 **_Counsel for U.S. Bancorp Fund Services, LLC_**
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 **_Counsel for IQCM, Potter, and BFLP_**	PETRILLO KLEIN & BOXER LLP _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 **_Counsel for Scott Lindell_**

DUANE MORRIS LLP ________________________ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 ***Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis***	DAVIS WRIGHT TREMAINE LLP ________________________ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 ***Counsel for Quasar Distributors LLC***
FAEGRE DRINKER BIDDLE & REATH LLP ________________________ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 ***Counsel for EisnerAmper LLP***	VEDDER PRICE P.C. /s/ Thomas P. Cimino, Jr. THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 ***Counsel for U.S. Bancorp Fund Services, LLC***
MILBANK LLP ________________________ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 ***Counsel for IQCM, Potter, and BFLP***	PETRILLO KLEIN & BOXER LLP ________________________ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 ***Counsel for Scott Lindell***



DUANE MORRIS LLP

JAMES J. COSTER
MICHAEL A. CABIN

230 Park Avenue
New York, NY 10178

Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis

DAVIS WRIGHT TREMAINE LLP

JAMES K. GOLDFARB
CAMERON MATHESON

1251 Avenue of the Americas
21st Floor
New York, NY 10020-1104

Counsel for Quasar Distributors, LLC

FAEGRE DRINKER BIDDLE
& REATH LLP

WILLIAM M. CONNOLLY
BRIAN P. MORGAN

One Logan Square, Suite 2000
Philadelphia, PA 19103-6996

Counsel for EisnerAmper LLP

VEDDER PRICE P.C.

THOMAS P. CIMINO, JR.
JOSHUA A. DUNN
JOSHUA D. NICHOLS

222 North LaSalle Street
Chicago, Illinois 60601

Counsel for U.S. Bancorp Fund Services, LLC

MILBANK LLP



SEAN M. MURPHY

55 Hudson Yards
New York, NY 10001

Counsel for IQCM, Potter, and BFLP

PETRILLO KLEIN & BOXER LLP

JOSHUA KLEIN

655 Third Avenue
22nd Floor
New York, NY 10017

Counsel for Scott Lindell

51

DUANE MORRIS LLP _____ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 **Counsel for John C. Chrystal, Albert J. DiUlio, S.J., and Harry E. Resis**	DAVIS WRIGHT TREMAINE LLP _____ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 **Counsel for Quasar Distributors, LLC**
FAEGRE DRINKER BIDDLE & REATH LLP _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 **Counsel for EisnerAmper LLP**	VEDDER PRICE P.C. _____ THOMAS P. CIMINO, JR. JOSHUA A. DUNN JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 **Counsel for U.S. Bancorp Fund Services, LLC**
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 **Counsel for IQCM, Potter, and BFLP**	PETRILLO KLEIN & BOXER LLP _Joshua Klein_ _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 **Counsel for Scott Lindell**

51

ARNOLD & PORTER KAYE SCHOLER LLP

/s/ Veronica Callahan
VERONICA CALLAHAN

250 W 55th St
New York, NY 10001

Counsel for James Velissaris and IQME

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
This Document Relates To:	Part 53: Justice Andrew S. Borrok
The Consolidated Action	

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,	Index No. 652906/2022
Plaintiff,	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
v.	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,	
Defendants.	

EXHIBIT A
ORDER PRELIMINARILY APPROVING SETTLEMENT
AND PROVIDING NOTICE

WHEREAS, on September 7, 2022, the settling parties to the above-captioned actions (the "State Action"), together with the settling parties in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action") (the "State Action" and "Federal Action" together, the "Litigation") entered into an Amended Stipulation of Settlement (the "Stipulation"), which is subject to review by this Court and which, together with the exhibits thereto, sets forth the terms and conditions for the Settlement and dismissal of the claims alleged in the Litigation; and the Court having read and considered the Stipulation and the accompanying documents; and the Settling Parties to the Stipulation having consented to the entry of this Order Preliminarily Approving Settlement and Providing Notice; and all capitalized terms used herein having the meanings defined in the Stipulation, unless otherwise defined;

NOW, THEREFORE, IT IS HEREBY ORDERED:

1.   The Court preliminarily finds that the Settlement:

(a)   resulted from informed, extensive arm's-length negotiations, including two full-day mediation sessions among Lead Plaintiffs and Settling Defendants under the direction of a very experienced mediator, Robert A. Meyer, Esq. of JAMS; and

(b)   is sufficiently fair, reasonable, and adequate to warrant providing notice of the Settlement to the Class.

2.   For purposes of Settlement only, and preliminarily, for purposes of this Order, the Litigation shall proceed as a class action, pursuant to CPLR §§ 901 and 902, on behalf of a Class consisting of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Alpha Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or

Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) (collectively, "Diversified Fund Shares") between February 22, 2016, and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation; (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendant's immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

3. For purposes of the Settlement only, and preliminarily, for purposes of this Order, Lead Plaintiffs are hereby certified as the Class Representatives, and Lead Counsel is appointed as Class Counsel.

4. A Settlement Hearing is hereby scheduled to be held before the Court, the Honorable Andrew S. Borrok, Supreme Court of New York, New York County at 60 Centre Street, Part 53, Courtroom 238, New York, New York 10007, on _, 2022, at _:__.m., for the following purposes to:

      (a) determine whether the proposed Settlement is fair, reasonable, and adequate and should be approved by the Court;

      (b) determine whether the Judgment, as provided under the Stipulation, should be entered;

3

(c)   determine whether the proposed Plan of Allocation for the distribution

of the Net Settlement Fund should be approved by the Court as fair, reasonable, and adequate;

(d)   determine whether to grant final certification of a Class for purposes of

the Settlement;

(e)   consider Lead Plaintiffs' Counsel's Fee and Expense Application;

(f)   consider Lead Plaintiffs' request for an award for its efforts in

prosecuting the Litigation on behalf of the Class;

(g)   consider any objections or opt-outs received by the Court; and

(h)   rule upon such other matters as the Court may deem appropriate.

5.   The Court reserves the right to approve the Settlement, with such modifications as

may be agreed to by the Settling Parties, with or without further notice to the Class and may

adjourn or continue the Settlement Hearing without further notice to the Class. The Court reserves

the right to enter the Judgment approving the Stipulation regardless of whether it has approved the

Plan of Allocation, Lead Plaintiffs' Counsel's Fee and Expense Application, and Lead Plaintiffs'

request for an award for their representation of the Class. The Court reserves the right to hold the

Settlement Hearing telephonically or by other virtual means.

6.   The Court approves the form, substance, and requirements of the Notice of

Pendency and Proposed Settlement of Class Action (the "Notice"), the Proof of Claim and Release,

and the Summary Notice, annexed hereto as Exhibits A-1, A-2, and A-3, respectively.

7.   The Court approves the appointment of Gilardi & Co. LLC as the Claims

Administrator to supervise and administer the Notice procedure in connection with the proposed

Settlement, as well as the processing of Proofs of Claim and Release as more fully set forth below.

8.   The Claims Administrator shall cause the Notice and Proof of Claim and Release,

substantially in the forms annexed hereto, to be mailed, by first class mail, postage prepaid, within

twenty-one (21) calendar days of this Order, to all Class Members who can be identified with

reasonable effort. Within ten (10) calendar days of this Order, for the purpose of identifying and

giving notice to the Class: (a) TAP and U.S. Bancorp shall provide to the Claims Administrator,

at no cost to Lead Plaintiffs or the Class, reasonably available transfer records in electronic

searchable form, such as Excel, containing the account registration information of registered

owners of Diversified Fund Shares during the Class Period; and, (b) the Volatility Fund and the

IQCM Parties shall provide (or cause to provide) to the Claims Administrator, at no cost to Lead

Plaintiffs or the Class, reasonably available transfer records in electronic searchable form, such as

Excel, containing the names and contact information of owners of interests in the Volatility Fund

during the Class Period. The Claims Administrator shall use such information solely to effectuate

this Settlement and shall in all events keep the information confidential and shall not distribute the

information to anyone. The Claims Administrator shall use reasonable efforts to give notice to

nominee purchasers, such as brokerage firms, intermediaries, custodians, and other Persons, who

purchased or otherwise acquired Diversity Fund Shares or the securities of the Volatility Fund

during the Class Period as record owners, but not as beneficial owners. Such nominee purchasers

are directed, within fourteen (14) business days of their receipt of the Notice, to either forward

copies of the Notice and Proof of Claim and Release to their beneficial owners or to provide the

Claims Administrator with lists of the names and addresses of the beneficial owners, and the

Claims Administrator is ordered to send the Notice and Proof of Claim and Release promptly to

such identified beneficial owners. Nominee purchasers who elect to send the Notice and Proof of

Claim and Release to their beneficial owners shall send a statement to the Claims Administrator

5

confirming that the mailing was made as directed. Additional copies of the Notice shall be made available to any record holder requesting such for the purpose of distribution to beneficial owners, and such record holders shall be reimbursed from the Settlement Fund, upon receipt by the Claims Administrator of proper documentation, for the reasonable expense of sending the Notice and Proof of Claim and Release to beneficial owners.

9.   The Claims Administrator shall cause the Summary Notice to be published once over a national newswire service, within ten (10) calendar days after the mailing of the Notice.

10.   The Claims Administrator shall notify all Class Members of any changes of the Settlement Hearing by posting notice of the changes on www.InfinityQSecuritiesSettlement.com.

11.   Lead Counsel shall, at least seven (7) calendar days before the Settlement Hearing, file with the Court and serve on the Settling Parties proof of mailing of the Notice and Proof of Claim and Release and proof of publication of the Summary Notice.

12.   The form and content of the Notice and the Summary Notice, and the method set forth herein of notifying the Class of the Settlement and its terms and conditions, meet the requirements of New York law, due process, and all other applicable laws and constitute the best notice practicable under the circumstances, and shall constitute due and sufficient notice to all persons and entities entitled thereto and are reasonably calculated under the circumstances to describe the terms and effect of the Settlement and to apprise the Class Members of their right to object to the proposed Settlement and to exclude themselves from the Class. No Class Member will be relieved from the terms and conditions of the Settlement, including the releases provided pursuant thereto, based upon the contention or proof that such Class Member failed to receive actual or adequate notice.

13.   In order to be entitled to participate in the Net Settlement Fund, in the event the Settlement is consummated in accordance with the terms set forth in the Stipulation, each Class Member shall take the following actions and be subject to the following conditions:

(a)   Within ninety (90) calendar days after such time as set by the Court for the Claims Administrator to mail the Notice to the Class, each Person claiming to be an Authorized Claimant shall be required to submit to the Claims Administrator a completed Proof of Claim and Release, substantially in the form contained in Exhibit A-2 attached hereto and as approved by the Court, signed under penalty of perjury and supported by such documents as specified in the Proof of Claim and Release and as are reasonably available to the Authorized Claimant.

(b)   Except as otherwise ordered by the Court, all Class Members who fail to submit a Proof of Claim and Release timely within such period, or such other period as may be ordered by the Court, shall be forever barred from receiving any payments pursuant to the Stipulation and Settlement set forth therein, but will, in all other respects, be subject to and bound by the provisions of the Stipulation, the releases contained therein of the Released Claims, and the Final Judgment. Notwithstanding the foregoing, Lead Counsel may, in their discretion, accept for processing late submitted claims, so long as the distribution of the Net Settlement Fund to Authorized Claimants is not materially delayed. Lead Counsel may also, in their discretion, waive what Lead Counsel deems to be *de minimis* or formal or technical defects in any Proof of Claim and Release submitted. In connection with processing the Proofs of Claim, no discovery shall be allowed on the merits of the Litigation or Settlement. No Person shall have any claim against Lead Plaintiffs, Lead Plaintiffs' Counsel, or the Claims

Administrator by reason of the decision to exercise such discretion whether to accept late-submitted or technically deficient claims.

           (c)   As part of the Proof of Claim and Release, each Class Member shall submit to the jurisdiction of the Court, with respect to the claim submitted, and shall (subject to effectuation of the Settlement) release all Released Claims as provided in the Stipulation.

14.   Class Members shall be bound by all determinations and judgments in the Litigation, whether favorable or unfavorable, unless they request exclusion from the Class in a timely and proper manner, as hereinafter provided and as set forth in the Notice. A Class Member wishing to make such request shall, no later than twenty-one (21) calendar days prior to the date set for the Settlement Hearing, mail a request for exclusion in written form by first class mail postmarked to the address designated in the Notice. Such request for exclusion shall clearly indicate the name, address, and telephone number of the Person seeking exclusion, that the sender requests to be excluded from the Class, and must be signed by such Person. Such Persons requesting exclusion are also directed to state the date(s), price(s), and number of Diversified Fund Shares or the securities of the Volatility Fund that they purchased during the Class Period. The request for exclusion shall not be effective unless it is made in writing within the time stated above, and the exclusion is accepted by the Court. Class Members requesting exclusion from the Class shall not submit a Proof of Claim and Release and shall not be entitled to receive any payment out of the Net Settlement Fund, as described in the Stipulation and Notice.

15.   The Court will consider objections to the Settlement, Plan of Allocation, award to Lead Plaintiffs, and/or award of attorneys' fees and expenses. Any Class Member wanting to object must do so in writing in the manner and be postmarked by the deadline set forth below and in the Notice, and may also appear at the Settlement Hearing. To the extent any Class Member

wants to object, such objections and any supporting papers, accompanied by proof of Class membership, shall be filed in writing with the Supreme Court of the State of New York, County of New York: Commercial Division, 60 Centre Street, New York, NY 10007, and copies of all such papers served such that they are postmarked no later than ____, 2022, which is twenty-one (21) calendar days prior to the Settlement Hearing, to each of the following: Thomas Laughlin, Scott+Scott Attorneys at Law LLP, The Helmsley Building, 230 Park Avenue, 17th Fl., New York, NY 10169, Samuel Rudman, Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747, (631) 367-1173, and Phillip Kim, The Rosen Law Firm, P.A., 275 Madison Avenue, 40th Fl., New York, NY 10016, on behalf of the Lead Plaintiffs and Class and to Settling Defendants' counsel: Morgan, Lewis & Bockius LLP, c/o Susan F. DiCicco, 101 Park Avenue, New York, NY 10178-0060; Duane Morris LLP, c/o James J. Coster, 230 Park Avenue, New York, NY 10178; Davis Wright Tremaine LLP, c/o James K. Goldfarb, 1251 Avenue of the Americas, 21st Floor, New York, NY 10020-1104; Faegre Drinker Biddle & Reath LLP, c/o William M. Connolly, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996; Vedder Price, c/o Thomas P. Cimino, Jr., 222 North LaSalle Street, Chicago, Illinois 60601; Milbank LLP, c/o Sean M. Murphy, 55 Hudson Yards, New York, NY 10001; Arnold & Porter Kay Scholer LLP, c/o Veronica Callahan, 250 W. 55th Street, New York, NY 10001; Petrillo Klein & Boxer LLP, c/o Joshua Klein, 655 Third Avenue, 22nd Fl., New York, NY 10017. Persons who intend to object to the Settlement, Plan of Allocation, Fee and Expense Application, and/or Lead Plaintiffs' request for an award for representing the Class, and desire to present evidence at the Settlement Hearing, must include in their written objections copies of any exhibits they intend to introduce into evidence at the Settlement Hearing. If an objector hires an attorney to represent them for the purposes of making an objection, the attorney must both effect service of a notice of appearance on counsel listed above and file it with the Court by no later than 40 days before the Settlement

Hearing. A Class Member who files a written objection does not have to appear at the Settlement

Hearing for the Court to consider his/her/its objection. Any objection must establish the Class

Member's membership in the Class and must identify any other settlements that the objector and

their counsel have objected to. If the Class Member intends to appear at the Settlement Hearing,

the Class Member shall identify any witnesses he/she/it may seek to call and exhibits intended to

be offered at the Settlement Hearing in the papers served, as set forth above, no later than

_____, 2022. Any Class Member who does not make his/her/its objection in the manner

provided shall be deemed to have waived such objection and shall forever be foreclosed from

making any objection to the fairness, reasonableness, or adequacy of the Settlement set forth in

the Stipulation, to the Plan of Allocation, and to any Fee and Expense Award to Lead Plaintiffs'

Counsel and Lead Plaintiffs' request for payment, unless otherwise ordered by the Court.

16.   Any Class Member who submits a request for exclusion may thereafter submit to

the Claims Administrator and Lead Plaintiffs' Counsel a written and signed revocation of that

request for exclusion, provided that it is received no later than five (5) business days before the

Settlement Hearing, in which event that Person will be included in the Class.

17.   All papers in support of the Settlement, Plan of Allocation, and Fee and Expense

Application by Lead Plaintiffs' Counsel and award to Lead Plaintiffs shall be filed thirty-five (35)

calendar days prior to the date set for the Settlement Hearing. All reply papers shall be filed and

served at least seven (7) calendar days prior to the Settlement Hearing.

18.   All funds held by the Escrow Agent shall be deemed and considered to be in

custodia legis of the Court, and shall remain subject to the jurisdiction of the Court, until such time

as such funds shall be distributed pursuant to the Stipulation and/or further order(s) of the Court.

19.   The Claims Administrator, Settling Defendants' Counsel, and Plaintiffs' Counsel shall promptly furnish each other with copies of any and all objections that come into their possession.

20.   Pending final determination of whether the Settlement should be approved, Lead Plaintiffs, all Class Members, and each of them, and anyone who acts or purports to act on their behalf, shall not institute, commence, maintain, or prosecute, and are hereby barred and enjoined from instituting, continuing, commencing, maintaining, or prosecuting, any action in any court or tribunal that asserts Released Claims against any of the Released Defendant Parties. Unless and until the Stipulation is terminated pursuant to its terms, all proceedings in the State Action, other than such proceedings as may be necessary to carry out the terms and conditions of the Settlement, are hereby stayed and suspended until further order of the Court, and the Settling Parties are ordered and directed to use their best efforts to ensure that all other proceedings in the Litigation, other than such proceedings as may be necessary to carry out the terms and conditions of the Settlement, are also stayed and suspended until further order of the Court.

21.   All reasonable expenses incurred in identifying and notifying Class Members, as well as administering the Settlement Fund, shall be paid as set forth in the Stipulation and herein. In the event the Settlement is not approved by the Court, is terminated in accordance with the Stipulation or the Supplemental Agreement, or in the event the Judgment is reversed, vacated, or altered following any appeal taken therefrom or otherwise fails to become effective, neither Lead Plaintiffs nor any of their counsel shall have any obligation to repay any amounts actually and properly disbursed from the Settlement Fund as of that time, except as provided for in the Stipulation.

22.   If any specified condition to the Settlement set forth in the Stipulation is not satisfied and Lead Plaintiffs or Settling Defendants elect to terminate the Settlement in accordance with the Stipulation or the Supplemental Agreement, then, in any such event, the Stipulation, including any amendment(s) thereof, shall be null and void and of no further force or effect (except to the extent otherwise expressly provided in the Stipulation), without prejudice to any Settling Party, and may not be introduced as evidence or referred to in the Litigation, or any action or proceeding by any Person for any purpose, and each Settling Party shall be restored to his, her, or its respective position as it existed on September 7, 2022.

23.   Neither the Stipulation nor the terms of the Settlement, nor any of the negotiations or proceedings connected with it, nor this Order, shall be construed as an admission or concession by Settling Defendants of the truth of any of the allegations in the Litigation or of any liability, fault, or wrongdoing of any kind.

24.   The Court retains exclusive jurisdiction to consider all further matters arising out of or connected with the Settlement.

IT IS SO ORDERED.

DATED: _____, 2022

_____
THE HONORABLE ANDREW S. BORROK, J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION))))))	Index No. 651295/2021 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok
This Document Relates To:)) The Consolidated Action))))	

DOMINUS MULTIMANAGER FUND, LTD.,) Individually and on Behalf of All Others) Similarly Situated,)) Plaintiff,)) v.)) INFINITY Q CAPITAL MANAGEMENT) LLC, et al.,)) Defendants.))	Index No. 652906/2022 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok

EXHIBIT B
JUDGMENT AND ORDER GRANTING FINAL APPROVAL OF
<u>CLASS ACTION SETTLEMENT</u>

[PROPOSED] ORDER AND FINAL JUDGMENT

WHEREAS, the Court is advised that the Settling Parties, through their counsel, have agreed, subject to Court approval following Notice to the Class and a hearing, to settle and dismiss with prejudice the Litigation upon the terms and conditions set forth in the Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation" or "Settlement"); and

WHEREAS, on _____, 2022, the Court entered its Order Preliminarily Approving Settlement and Providing Notice (the "Preliminary Approval Order"), which preliminarily approved the Settlement and approved the form and manner of Notice to the Class of the Settlement, and said Notice has been made, and the Settlement Hearing having been held; and

NOW, THEREFORE, based upon the Stipulation and all of the filings, records, and proceedings herein, and it appearing to the Court upon examination that the Settlement set forth in the Stipulation is fair, reasonable, and adequate, and upon a Settlement Hearing having been held after Notice to the Class of the Settlement to determine if the Settlement is fair, reasonable, and adequate and whether the Judgment should be entered in the Litigation;

THE COURT HEREBY FINDS AND CONCLUDES THAT:

A.   The provisions of the Stipulation, including definitions of the terms used therein, are hereby incorporated by reference as though fully set forth herein.

B.   This Court has jurisdiction of the subject matter of the Litigation and over all of the Settling Parties and all Class Members for purposes of the Settlement.

C.   The form, content, and method of dissemination of Notice given to the Class was adequate and reasonable and constituted the best notice practicable under the circumstances, including individual Notice to all Class Members who could be identified through reasonable effort.

D.   The form and manner of the Notice is hereby determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of § 904 of the New York Civil Practice Law and Rules ("CPLR"), due process, and all other applicable laws and rules, and it is further determined that all members of the Class are bound by this Judgment.

E.   The Court finds, pursuant to CPLR §§ 901 and 902, as follows, that:

(i)   the Class is so numerous that joinder of all members is impracticable;

(ii)   there are questions of law and fact common to the Class;

(iii)   the claims of Lead Plaintiffs are typical of the claims of the Class;

(iv)   Lead Plaintiffs and Plaintiffs' Counsel have fairly and adequately protected the interests of the Class;

(v)   the requirements of CPLR § 904 have been satisfied;

(vi)   the requirements of the Supreme Court of New York, Commercial Division Rules and due process have been satisfied in connection with the Notice;

(vii)   the Litigation is hereby finally certified (solely for purposes of effectuating the Settlement and not for any other purpose) as a class action pursuant to CPLR §§ 901 and 902, on behalf of a Class consisting of all Persons or entities that either: (i) purchased or otherwise acquired Investor Shares in the Infinity Q Diversified Alpha Fund (the "Diversified Fund") (Ticker symbol IQDAX) and/or Institutional Shares in the Diversified Fund (Ticker symbol IQDNX) between February 22, 2016, and February 22, 2021, both dates inclusive; and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q

Volatility Alpha Offshore Fund, Ltd. (collectively, the "Volatility Fund," and, together with the Diversified Fund, the "Funds") during the Class Period. Excluded from the Class are: (i) Defendants in the Litigation; (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendant's immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded Persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court. [No Persons have requested exclusion from the Class] / [Attached hereto as Exhibit 1 is a list of the persons and entities who validly and timely requested exclusion from the Class and are hereby excluded from the Class]; and

(viii) Lead Plaintiffs are hereby certified as the Class Representatives and Lead Counsel are certified as Class Counsel.

F. The Settlement, as set forth in the Stipulation, is fair, reasonable, and adequate.

(i) The Settlement was negotiated at arm's-length by Lead Plaintiffs on behalf of the Class and by Settling Defendants, all of whom were represented by highly experienced and skilled counsel. The Litigation settled only after, among other things: (1) multiple months of mediation conducted by an experienced mediator who was familiar with the Litigation; (2) the exchange between Lead Plaintiffs and Settling Defendants of detailed mediation statements before and during the mediation that highlighted the factual and legal issues in dispute; (3) Plaintiffs' Counsel's extensive investigation, which included, among other things, a review of non-public documents and information provided by the Settling Defendants, relevant U.S. Securities and Exchange Commission filings, press releases, investor materials prepared by the Funds, documents filed in separate suits and enforcement proceedings, media reports, and other publicly disclosed reports and information about the Defendants; (4) the drafting and submission of detailed complaints; and (5) motion practice directed to the complaints. Accordingly, both Lead Plaintiffs and the Settling Defendants were well positioned to evaluate the settlement value of the Litigation. The Stipulation has been entered into in good faith and is not collusive.

(ii)   If the Settlement had not been achieved, both Lead Plaintiffs, Class Members, and Settling Defendants faced the expense, risk, and uncertainty of extended litigation. The Court takes no position on the merits of either Lead Plaintiffs' or Settling Defendants' arguments, but notes these arguments as evidence in support of the reasonableness of the Settlement.

G.   Lead Plaintiffs and Lead Counsel have fairly and adequately represented the interests of Class Members in connection with the Settlement.

H.   Lead Plaintiffs, all Class Members, and Defendants are hereby bound by the terms of the Settlement, as set forth in the Stipulation.

IT IS HEREBY ORDERED THAT:

1.   The Settlement on the terms set forth in the Stipulation is finally approved as fair, reasonable, and adequate. The Settlement shall be consummated in accordance with the terms and provisions of the Stipulation. The Litigation and all of the claims asserted against the Settling Defendants in the Litigation by Lead Plaintiffs are hereby dismissed with prejudice. The Settling Parties are to bear their own costs, except as otherwise provided in the Stipulation

2.   All Released Plaintiff Parties and Released Defendant Parties, as defined in the Stipulation, are released in accordance with, and as defined in, the Stipulation.

3.   Upon the Effective Date, Lead Plaintiffs and each Class Member shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released, relinquished, and discharged all Released Claims against the Released Defendant Parties, whether or not such Class Member executes and delivers a Proof of Claim and Release.

4.   Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released all Released Plaintiff Parties from all Released Defendants' Claims.

5.   Upon the Effective Date, each of the Released Defendant Parties shall be deemed to have, and by operation of this Judgment shall have, fully, finally, and forever released all Released Defendant Parties from all Released Defendants' Claims.

6.   All Class Members who have not objected to the Settlement in the manner provided in the Notice are deemed to have waived any objections by appeal, collateral attack, or otherwise. No Class Member will be relieved from the terms and conditions of the Settlement, including the releases and assignment provided pursuant thereto, based upon the contention or proof that such Class Member failed to receive actual or adequate notice.

7.   All Class Members who have failed to submit requests for exclusion (requests to opt-out) properly from the Class are bound by the terms and conditions of the Stipulation and this Judgment. [The requests for exclusion by the Persons identified in Exhibit 1 to this Judgment are accepted by the Court.]

8.   All other provisions of the Stipulation are incorporated into this Judgment as if fully rewritten herein.

9.   Lead Plaintiffs and all Class Members are hereby barred and enjoined from instituting, commencing, maintaining, or prosecuting in any court or tribunal any of the

Released Claims against any of the Released Defendant Parties. Claims to enforce the terms of the Stipulation are not released. Nothing in the Stipulation, or its exhibits, or this Order shall be construed as limiting, modifying, or otherwise affecting any insurance coverage or policies that may be available to any of the Released Defendant Parties.

10.   Upon the Effective Dates of the Settlement, to the fullest extent permitted by law, all individuals and entities shall be permanently enjoined, barred and restrained from bringing, commencing, prosecuting or asserting any claims, actions, or causes of action against the Settling Defendants or any of the Released Defendant Parties for (a) contribution (or any other claim, however denominated on whatsoever theory) arising out of or related to the claims or allegations asserted or that could be asserted by Lead Plaintiffs in the Litigation, or (b) any other claim of any type, whether arising under state, federal, common, or foreign law, for which the injury claimed is that Person's actual or potential liability to Lead Plaintiffs, the Class, and/or Class Members; provided, however, nothing herein shall: (1) preclude any of the Settling Defendants from seeking to enforce the terms of any insurance policy or policies that may provide coverage for payment of the Settlement Amount and/or any defense or other costs incurred in connection with the Litigation or the Settlement; or (2) release or alter any and all contractual rights arising under the terms of any written agreement between or among the Settling Defendants, including but not limited to obligations under any indemnity agreement between or among any of the Settling Defendants. Any final verdict or judgment that may be obtained by or on behalf of the Class or a Class Member against any non-settling Defendant shall be reduced by the greater of: (a) an amount that corresponds to the percentage of responsibility of the Settling Defendants; or (b) the amount paid by or on behalf of the Settling Defendants to the Class or Class Member.

11.   Neither the Stipulation nor Settlement, nor any act performed or document executed pursuant to or in furtherance of the Stipulation or Settlement:

(a)   shall be offered or received against Settling Defendants as evidence of, or evidence in support of, a presumption, concession, or admission with respect to any liability, negligence, fault, or wrongdoing, or in any way referred to for any other reason as against Settling Defendants, in any civil, criminal, or administrative action or proceeding, other than such proceedings as may be necessary to effectuate the provisions of the Stipulation; however, Settling Defendants may refer to it to effectuate the liability protection granted to them hereunder;

(b)   shall be construed as or received in evidence as an admission, concession, or presumption against Lead Plaintiffs or any of the Class Members that any of their claims are without merit, or that any defenses asserted by Defendants have any merit, or that damages recoverable in the Litigation would have exceeded the Settlement Fund; and

(c)   notwithstanding the foregoing, Settling Defendants, Lead Plaintiffs, Class Members, and/or the Released Parties may file the Stipulation and/or this Judgment in any action that may be brought against them in order to support a defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

12.   The Court hereby finds and concludes that due and adequate Notice was directed to all Persons who are Class Members, advising them of the Plan of Allocation and of their right to object thereto, and a full and fair opportunity was accorded to all Persons who are Class Members to be heard with respect to the Plan of Allocation.

13.   The Court hereby finds that the Plan of Allocation is fair and reasonable and the Claims Administrator is directed to administer the Settlement in accordance with the Stipulation.

14.   The Court hereby finds and concludes that the formula for the calculation of the claims of Authorized Claimants, which is set forth in the Notice sent to Class Members, provides a fair and reasonable basis upon which to allocate the proceeds of the Net Settlement Fund established by the Stipulation among Class Members, with due consideration having been given to administrative convenience and necessity.

15.   Nothing in the Settlement restricts the ability of any Party to advocate in favor of or against the applicability of any offset to any claims asserted in any other action based on any amount paid to Authorized Claimants through the Settlement.

16.   The Court hereby awards Plaintiffs' Counsel attorneys' fees of _____% of the Settlement Amount, plus Plaintiffs' Counsel's expenses in the amount of $ _____, together with the interest earned thereon for the same time period and at the same rate as that earned on the Settlement Fund until paid. The Court finds that the amount of fees awarded is appropriate and that the amount of fees awarded is fair and reasonable given the contingent nature of the Litigation and substantial risks of non-recovery, time and effort involved, and result obtained for the Class.

17.   The Fee and Expense Award and interest earned thereon shall immediately be paid to Lead Counsel from the Settlement Fund subject to the terms, conditions, and obligations of the Stipulation, which terms, conditions, and obligations are incorporated herein.

18.   Each Lead Plaintiff is awarded $____. Such payment is appropriate considering Lead Plaintiffs' active participation in the Litigation, as attested to by the declarations submitted to the Court. Such payment is to be made from the Settlement Fund.

19.   In the event that the Stipulation is terminated in accordance with its terms: (a) this Judgment shall be rendered null and void and shall be vacated *nunc pro tunc*; and (b) the Litigation shall proceed as provided in the Stipulation.

20.   The Court finds that during the course of the Litigation, the Settling Parties and their respective counsel at all times complied with the requirements of 22 New York Code, Rules and Regulation §130-1 and all other similar statutes.

21.   Without further order of the Court, the Settling Parties may agree in writing to such amendments, modifications, and expansions of the Stipulation and reasonable extensions of time to carry out any of the provisions of the Stipulation, provided that such amendments, modifications, expansions, and extensions do not materially alter the rights of the Class Members or the Released Defendant Parties under the Stipulation.

22.   Without affecting the finality of this Judgment in any way, this Court retains continuing jurisdiction over: (a) implementation of the Settlement and any award or distribution of the Settlement Fund, including interest earned thereon; (b) disposition of the Settlement Fund; (c) hearing and determining applications for attorneys' fees, interest, and expenses in the Litigation; and (d) all Settling Parties hereto for the purpose of construing, enforcing, and administrating the Stipulation.

IT IS SO ORDERED.

DATED: _____   _____

THE HONORABLE ANDREW S. BORROK,
J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	<u>CLASS ACTION</u>
	Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,	Index No. 652906/2022
	<u>CLASS ACTION</u>
Plaintiff,	Part 53: Justice Andrew S. Borrok
v.	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,	
Defendants.	

EXHIBIT A-1
<u>NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION</u>

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION)))))	Index No. 651295/2021 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok
This Document Relates To: The Consolidated Action))))))	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.)))))))))))))))))	Index No. 652906/2022 <u>CLASS ACTION</u> Part 53: Justice Andrew S. Borrok

<u>NOTICE OF PENDENCY AND PROPOSED SETTLEMENT OF CLASS ACTION</u>

TO: **ALL PERSONS OR ENTITIES THAT EITHER: (I) PURCHASED OR OTHERWISE ACQUIRED INVESTOR SHARES (TICKER SYMBOL IQDAX) AND/OR INSTITUTIONAL SHARES (TICKER SYMBOL IQDNX) IN INFINITY Q DIVERSIFIED ALPHA FUND (THE "DIVERSIFIED FUND") BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021 (THE "CLASS PERIOD"); AND/OR (II) INVESTED THROUGH EITHER THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD. (COLLECTIVELY, THE "VOLATILITY FUND") DURING THE CLASS PERIOD**

IF YOU ARE A CLASS MEMBER, YOU MAY BE ENTITLED TO SHARE IN THE PROCEEDS OF THE PROPOSED SETTLEMENT OF THIS CASE DESCRIBED IN THIS NOTICE. IN ORDER TO QUALIFY FOR A SETTLEMENT PAYMENT, YOU MUST TIMELY SUBMIT A PROOF OF CLAIM AND RELEASE FORM ("PROOF OF CLAIM") BY _, 2022.

THIS NOTICE WAS AUTHORIZED BY THE COURT. IT IS NOT A LAWYER SOLICITATION. PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.

WHY SHOULD I READ THIS NOTICE?

The proposed settlement will result in the creation of a cash settlement fund in the principal amount of up to $48,000,000, plus any interest that may accrue thereon (the "Settlement Fund").

This Notice is given pursuant to an order issued by the Supreme Court of the State of New York, County of New York: Commercial Division (the "Court"). This Notice serves to inform you of the certification of the Class for purposes of settlement only and the proposed settlement (the "Settlement") of the above-captioned class action lawsuits, *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 and *Dominus Multimanager Fund Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (together, the "State Action"), pending in the Court, along with *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y.), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (the State Action and Federal Action are together referred to as, the "Litigation") and the hearing (the "Settlement Hearing") to be held by the Court to consider the fairness, reasonableness, and adequacy of the Settlement, as set forth in the Amended Stipulation of Settlement, dated September 7, 2022 (the "Stipulation"), by and between lead plaintiffs Andrea Hunter, David Rosenstein, and Neil O'Connor ("State Plaintiffs"); Lead Plaintiff Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") and Plaintiff Dominus Multimanager Fund, Ltd. ("Federal Plaintiffs" and together with the State Plaintiffs, the "Lead Plaintiffs"); and defendants The Trust for Advised Portfolios ("TAP" or the "Trust"), including the Diversified Fund;

3

Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen (together, the "TAP Individual Defendants"); Quasar Distributors LLC ("Quasar"), EisnerAmper LLC ("EisnerAmper"), and U.S. Bancorp Fund Services, LLC ("U.S. Bancorp"), Infinity Q Capital Management LLC ("IQCM"); Infinity Q Management Equity, LLC ("IQME"); James Velissaris ("Velissaris"); Scott Lindell ("Lindell"); Leonard Potter ("Potter"); Bonderman Family Limited Partnership, LP ("BFLP"); (collectively, IQCM, IQME, Velissaris, Lindell, Potter, and BFLP are the "IQCM Parties") (TAP, TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper, and the IQCM Parties, are, collectively, the "Settling Defendants") by and through their counsel by their respective counsel. In this Litigation, Lead Plaintiffs also assert claims against Infinity Q Volatility Alpha Offshore Fund, Ltd. ("Volatility Feeder Fund") and Infinity Q Volatility Alpha Fund, L.P. ("Volatility Master Fund," and together with the Volatility Feeder Fund, the "Volatility Fund"), which are being released by this Settlement (the Settling Defendants and the Volatility Fund are, together, the "Defendants").

This Notice is intended to inform you how the Litigation and proposed Settlement may affect your rights and what steps you may take in relation to it. This Notice is NOT an expression of any opinion by the Court as to the merits of the claims or defenses asserted in the Litigation or whether the Defendants engaged in any wrongdoing.

WHAT IS THIS LAWSUIT ABOUT?

I.   THE ALLEGATIONS

Lead Plaintiffs claim that Defendants violated one or more of common law claims, §§ 11, 12(a)(2), and/or 15 of the Securities Act of 1933 (the "Securities Act") and/or §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the "Exchange Act"), as well as U.S. Securities and Exchange Commission ("SEC") Rule 10b-5 promulgated thereunder, by reason of materially false and misleading statements made by certain Defendants during the Class Period concerning the Diversified Fund and the Volatility Fund (together, the "Funds") and in the Registration Statements and Prospectuses for the Diversified Fund. Specifically, Lead Plaintiffs allege that certain Defendants made materially false and misleading statements about, and failed to disclose material information regarding, the way that the Funds and their investment advisors valued certain assets of the Funds, including swap contracts. Lead Plaintiffs also allege that certain Defendants failed to adhere to stated valuation procedures and tampered, or failed to prevent tampering, with third-party pricing models, resulting in valuations that were significantly overstated.

Settling Defendants deny all of Lead Plaintiffs' allegations and any other wrongdoing. Without limiting the generality of the foregoing in any way, Settling Defendants have denied, and continue to deny, among other things, that any misstatements or materially misleading omissions were made or that Lead Plaintiffs or the Class[1] have suffered any damages, and/or suffered any damages caused by Defendants. Settling Defendants do not admit any liability or wrongdoing in connection with the allegations set forth in the Litigation or any facts related thereto. The

---

[1] All undefined capitalized terms in this notice have the meanings as defined in the Stipulation.

Settlement shall in no event be construed as, or deemed to be evidence of, liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts, or omissions on the part of any of the Defendants, or of any infirmity of any defense, or of any damages to Lead Plaintiffs or any other Class Member.

THE COURT HAS NOT RULED AS TO WHETHER DEFENDANTS ARE LIABLE TO LEAD PLAINTIFFS OR THE CLASS. THIS NOTICE IS NOT INTENDED TO BE AN EXPRESSION OF ANY OPINION BY THE COURT WITH RESPECT TO THE TRUTH OF THE ALLEGATIONS IN THE LITIGATION OR THE MERITS OF THE CLAIMS OR DEFENSES ASSERTED. THIS NOTICE IS SOLELY TO ADVISE YOU OF THE PROPOSED SETTLEMENT OF THE LITIGATION AND YOUR RIGHTS IN CONNECTION WITH THAT SETTLEMENT.

II.   PROCEDURAL HISTORY

Initial complaints in the State Action were filed on February 24, 2021 and February 25, 2021. On April 15, 2021, the Court entered an order consolidating the two actions in the State Action, and appointing the law firms of Scott+Scott Attorneys at Law ("Scott+Scott") and The Rosen Law Firm, P.A. ("Rosen") as Co-Lead Counsel in the State Action.

On April 16, 2021, State Plaintiffs filed a Consolidated Complaint. Between June 1, 2021 and June 30, 2021, pursuant to the agreed-upon schedule, all defendants filed motions to dismiss the Consolidated Complaint. Plaintiffs opposed the motions to dismiss on July 30, 2021. Defendants filed reply motions in support of the motions to dismiss on September 14, 2021. The Court scheduled a hearing on the then-pending motions to dismiss on April 4, 2022. On March 25, 2022, the parties in the State Action wrote to the Court to provide an update on the settlement negotiations. In addition to informing the Court of the ongoing mediation, the parties informed the Court that State Plaintiffs intended to file a Consolidated Amended Complaint, which would moot the then-pending motions to dismiss. Accordingly, the parties requested that the Court adjourn the April 4, 2022 hearing to conserve judicial resources. The Court adjourned the hearing, and State Plaintiffs filed their Consolidated Amended Complaint on May 2, 2022. On August 15, 2022, the State Plaintiffs filed a motion for leave to file a second Consolidated Amended Complaint, which includes Federal Lead Plaintiff Schiavi and Dattani as a class representative for investors in the Diversified Fund.

On August 12, 2022, Plaintiff Dominus filed a complaint in the Supreme Court of the State of New York asserting common law claims on behalf of investors in the Volatility Fund, which was subsequently designated as related to the State Action. *Dominus Multimanager Fund Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022.

The initial complaint in the Federal Action was filed on February 26, 2021. On February 17, 2022, the Federal Plaintiffs filed an additional putative class action complaint in federal court asserting claims on behalf of investors in both the Diversified Fund and the Volatility Fund, the allegations of which are factually related to the complaints in the State Action and the Federal Action. *Schiavi + Company LLC DBA Schiavi + Dattani et al. v. Trust for Advised Portfolios, et al.*, Case No. 1:22-cv-00896 (E.D.N.Y.) ("*Schiavi*"). On March 31, 2022, the federal court entered an Order appointing Schiavi and Dattani as lead plaintiff in the Federal Action, and appointing Robbins Geller Rudman & Dowd LLP ("Robbins Geller") and Boies Schiller Flexner LLP ("Boise Schiller") as lead counsel in the Federal Action. On April 8, 2022, the *Schiavi* action was consolidated with the Federal Action.

On June 6, 2022, the Federal Plaintiffs filed a Consolidated Complaint. On August 5, 2022, the Court stayed all pending deadlines as to certain Defendants. Also on August 5, 2022, certain other Defendants, which as of that date had not yet reached a settlement in the Actions, filed a pre-motion letter regarding their anticipated motion to dismiss the Consolidated Complaint, to which the Federal Plaintiffs responded on August 12, 2022. Through Co-Lead Counsel, the Federal Plaintiffs participated in the mediation sessions described above, and joined the Stipulation partially resolving the Litigation.

On August 17, 2022, Lead Plaintiffs and certain of the Defendants executed a stipulation of settlement, which was subsequently superseded on September 7, 2022, by the Stipulation which seeks a global resolution of the Litigation against all Defendants.

On June 8, 2021, plaintiff Oak Financial Group, Inc. filed a factually-related complaint asserting claims for alleged violations of the federal securities laws and common law fraud against TAP, the Diversified Fund, the TAP Individual Defendants, Quasar, EisnerAmper, IQCM, IQME, Velissaris, Potter, Lindell, and BFLP in the United States District Court for the Eastern District of New York. *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.) (the "Oak Financial Action"). The Oak Financial Action is not a putative class action and does not assert claims on behalf of any other parties except the named plaintiffs in that action.

On February 9, 2022, plaintiff Charles Sherck filed a putative class action complaint, the allegations of which are factually related to the complaints in the State Action and the Federal Action, asserting claims against U.S. Bancorp and no other defendants in Milwaukee County Circuit Court, State of Wisconsin. *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) (the "Milwaukee Class Action").

With the motions to dismiss pending in the State Action, the parties in both the State Action and the Federal Action agreed to participate in mediation. On December 17, 2021, the parties attended a virtual mediation session with the highly experienced mediator, Robert A. Meyer, Esq. of JAMS. At the end of the full-day session, the parties did not agree to settle the Litigation, however, substantial progress was made. The parties attended another full-day session with Mr. Meyer on January 17, 2022. The parties made further progress at this mediation session, but did not reach settlement.

During the following months, the parties continued to negotiate and work with Mr. Meyer towards a settlement, and have agreed to settle the Litigation on the terms set forth in the Stipulation, subject to the Court's approval. The Stipulation (together with the exhibits thereto) reflects the final and binding agreement between the Settling Parties. When the Stipulation becomes effective, both the State and Federal Actions will be dismissed with prejudice as against the Defendants.

HOW DO I KNOW IF I AM A CLASS MEMBER?

You may be a "Class Member" if you (i) purchased or acquired investor shares (Ticker Symbol IQDAX) and/or institutional shares (Ticker Symbol IQDNX) in Infinity Q Diversified Alpha Fund between February 22, 2016 and February 22, 2021 (the "Class Period," also defined above), and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P. or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period, unless you are excluded from the Class by the terms of the Stipulation. As set forth in the Stipulation, excluded from the Class are: (i) defendants in the Litigation ("Defendants"), (ii) all officers, trustees, and directors of those Defendants; (iii) members of any individual Defendants' immediate families; (iv) any Defendant's legal representatives, heirs, successors, or assigns; and (v) any entity in which any of the foregoing excluded persons has or had a controlling majority ownership interest. Also excluded from the Class is any Person who would otherwise be a Member of the Class, but who validly and timely requests exclusion in accordance with the requirements set by the Court.

PLEASE NOTE: Receipt of this Notice does not mean that you are a Class Member or that you will be entitled to receive a payment from the Settlement. If you are a Class Member and you wish to be eligible to participate in the distribution of proceeds from the Settlement, you are required to submit the Proof of Claim and Release that is being distributed with this Notice and the required supporting documentation, as set forth therein, postmarked or submitted online on or before _, _____, 2022.

WHAT IS THE MONETARY VALUE OF THE PROPOSED SETTLEMENT?

The Settlement, if approved, will result in the creation of a cash settlement fund of up to $48,000,000 (the "Settlement Fund"). The Settlement Fund, plus accrued interest and minus the costs of this Notice and all costs associated with the administration of the Settlement Fund, as well as attorneys' fees and expenses, and the award to Lead Plaintiffs for representing the Class, as approved by the Court (the "Net Settlement Fund"), will be distributed to eligible Class Members pursuant to the Plan of Allocation that is described in the next section of this Notice.

In the event that the Settlement is approved, EisnerAmper will contribute $16,750,000 to the Settlement Fund with no further contingency and up to an additional $5,250,000 to the Settlement Fund, which additional payment shall be reduced dollar-for-dollar, up to $5,250,000, for any amounts paid by or on behalf of EisnerAmper to resolve claims, if any, asserted against EisnerAmper by or on behalf of the Diversified Fund, the Diversified Fund's Special Litigation Committee ("SLC") or the Volatility Fund. In addition, if approved, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to EisnerAmper any and all rights they have with respect to their respective Released Claims against EisnerAmper, including any right to receive (directly or indirectly) any recoveries obtained in any litigation asserting these claims by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. This assignment will not impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the EisnerAmper Releasees independent of the Released Claims of Class Members.

Similarly, in the event the Settlement is approved, the IQCM Parties will contribute $15,650,000 to the Settlement Fund and assign their rights up to $3,000,000 of additional insurance proceeds that IQCM, IQME, Velissaris and/or Lindell may have under insurance policies that are subject to the litigation pending in the Superior Court of the State of Delaware titled *Infinity Q Capital Management, LLC et al. v. Travelers Casualty and Surety Co., et al.*, C.A. No. N21C-07-158 EMD CCLD, which shall be the first $3,000,000 in proceeds received by any of the IQCM Parties under such insurance policies. In addition, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to each of the IQCM Parties any and all rights they have with respect to their respective Released Claims against each of the IQCM Parties, including any right to receive (directly or indirectly) any recoveries obtained from any of the IQCM Parties' Releasees in the event that the Released Claims of Lead Plaintiffs and Class Members as against the IQCM Parties' Releasees are asserted against any of the IQCM Parties' Releasees in any litigation by or on behalf of TAP, the Diversified Fund, and/or the Diversified Fund's SLC. Nothing in the foregoing or in this Agreement shall impair the rights of TAP, the Diversified Fund, and/or the Diversified Fund's SLC to assert claims that each may possess against the IQCM Parties independent of the Released Claims of Lead Plaintiffs and Class Members.

Further, if approved, upon the Effective Date of the Settlement, Class Members shall be deemed to have assigned to each Settling Defendant any and all rights they may have to receive (directly or indirectly) any recoveries from each such Settling Defendant in connection with any of the Released Claims, or claims arising from substantially the same facts as any of the Released Claims, possessed by the Volatility Fund asserted in any derivative or other litigation by or on behalf of the Volatility Fund, except for recoveries, if any, of the advancement of legal fees and expenses due to the Volatility Fund under the terms of undertakings made by persons entitled to advancement of such expenses under the terms of the Volatility Fund's limited partnership agreement and other governing documents.

Upon the Effective Date, Class Members, and each and every Released Plaintiff Party shall be deemed to have, covenanted not to sue any of the Released Defendant Parties, whether directly, indirectly, or derivatively, with respect to the Volatility Fund. Nothing described in this paragraph or in the Settlement shall impair the rights of the Volatility Fund to directly assert claims that it may possess against the Settling Defendants independent of the Released Claims of Class Members.

For the avoidance of doubt, Class Members shall not be deemed to have released or assigned in this Settlement: (i) any rights to proceeds of claims pursued against any Settling Defendant by any governmental or regulatory enforcement authority, including but not limited to the U.S. Attorney's Office for the Southern District of New York, the Securities and Exchange Commission, and. or the Commodity Futures Trading Commission; (ii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Diversified Fund other than recoveries from the EisnerAmper Releasees or any of the IQCM Parties on account of Released Claims that Class Members assigned pursuant to Paragraphs 4.4 or 4.5 of the Stipulation; (iii) any rights to receive distributions, or claims or potential claims arising therefrom, from the Volatility Fund other than recoveries from any Settling Defendant that Class Members have assigned pursuant to Paragraph 4.6 of the Stipulation; (iv) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (v) claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); or (vi) claims to enforce the Settlement.

WHAT IS THE PROPOSED PLAN OF ALLOCATION?

The objective of the Plan of Allocation is to distribute the Net Settlement Fund equitably among Class Members based on their respective alleged economic losses resulting from the securities law violations alleged in the Litigation.

The Claims Administrator shall determine each Settlement Class Member's share of the Net Settlement Fund based on the recognized loss formula (the "Recognized Claim") described below. A Recognized Claim will be calculated for each eligible share purchased or otherwise acquired during the Class Period. The calculation of a Recognized Claim will depend upon several factors, including when the shares were purchased or otherwise acquired and in what amounts, whether the shares were ever sold, and, if so, when they were sold and for what amounts. The Recognized Claim is not intended to estimate the amount a Class Member might have been able to recover after a trial, nor to estimate the amount that will be paid to Class Members pursuant to the Settlement. The Recognized Claim is also not intended to estimate the amount a Class Member has received or may receive in the Funds' prior and future distributions of the net assets of the Funds. The Funds' distributions to current shareholders are separate from this Settlement. The Recognized Claim is the basis upon which the Net Settlement Fund will be proportionately allocated to Class Members.

Your share of the Net Settlement Fund will depend on the number of valid Proofs of Claim that other Class Members send in, how many eligible shares you purchased or otherwise acquired during the Class Period, whether you sold any of those shares, and when you sold them.

The calculation of claims below is not an estimate of the amount you will receive. It is a formula for allocating the Net Settlement Fund among all Authorized Claimants. Furthermore, if any of the formulas set forth below yield an amount less than $0.00, the claim per share is $0.00.

I.   PROPOSED PLAN OF ALLOCATION OF NET SETTLEMENT FUND AMONG CLASS MEMBERS

1.1. <u>How will my claim be calculated?</u>

As discussed above, the Settlement provides up to $48,000,000 in cash for the benefit of the Class. The Settlement Amount and any interest it earns constitute the "Settlement Fund." The Settlement Fund, after deduction of Court-approved attorneys' fees and expenses, Notice and Administration Expenses, Taxes, and any other fees or expenses approved by the Court, is the "Net Settlement Fund." If the Settlement is approved by the Court, the Net Settlement Fund will be distributed to eligible Authorized Claimants – *i.e.*, members of the Class who timely submit valid Proofs of Claim that are accepted for payment by the Court – in accordance with this proposed Plan of Allocation ("Plan of Allocation" or "Plan") or such other plan of allocation as the Court may approve. Class Members who do not timely submit valid Proofs of Claim will not share in the Net Settlement Fund, but will otherwise be bound by the Settlement. The Court may approve this proposed Plan of Allocation, or modify it, without additional notice to the Class. Any order modifying the Plan of Allocation will be posted on the settlement website, www.InfinityQSecuritiesSettlement.com.

The Plan of Allocation is intended to compensate Class Members who purchased or otherwise acquired shares in the Diversified Fund and/or invested in the Volatility Fund during the Class Period and were damaged thereby for their claims arising under the Securities Act, the Exchange Act and/or the common law.

The objective of the Plan of Allocation is to distribute the Settlement proceeds equitably among those Class Members who suffered economic losses as a proximate result of the alleged wrongdoing. The computations under the Plan of Allocation are a method to weigh, in a fair and equitable manner, the claims of Authorized Claimants against one another for the purpose of making pro rata allocations of the Net Settlement Fund. The Plan of Allocation is not a formal damage analysis, and the calculations made in accordance with the Plan of Allocation are not intended to be estimates of, or indicative of, the amounts that Class Members might have been able to recover after a trial. Nor are the calculations in accordance with the Plan of Allocation intended to be estimates of the amounts that will be paid to Authorized Claimants under the Settlement.

Lead Plaintiffs allege that certain Defendants made materially false and misleading statements about, and failed to disclose material information regarding, the way that the Funds and their investment advisors valued certain assets of the Funds, including swap contracts. Lead Plaintiffs also allege that the Funds failed to adhere to stated valuation procedures and tampered, or failed to prevent tampering, with third-party pricing models, resulting in valuations that were significantly overstated. Ultimately, redemptions in the Funds were halted on or about February 19, 2021, and the Funds were liquidated. Available assets in the Funds following liquidation were substantially below the Funds' last reported net asset values ("NAVs"). Estimated damages and the Plan were developed based on the estimated magnitude of artificial inflation for the Funds' NAVs over time as calculated by reference to information provided by the Defendants in connection with the Settlement.[2] Specifically, the amount by which the Funds' shares were inflated during each inflationary period during the Class Period was measured as the amount that reported NAV is estimated to have been overstated relative to the recalculated NAV. The amounts of the inflated NAVs represent losses, as measured by the extent of overpayment, suffered by investors in connection with their investment in the Funds' shares.

2. CALCULATION OF RECOGNIZED LOSS AMOUNTS

For each Class Period purchase of the Funds' Shares that is properly documented, a "Recognized Loss Amount" will be calculated for that share according to the formulas described below. Such "Recognized Loss Amounts" will be aggregated across all purchases to determine the "Recognized Claim" for each Class Member. To the extent that the calculation of a Claimant's Recognized Claim Amount calculates to a negative number or zero under the formula below, that number will be zero.

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[2] Generally, the Funds' mismarking is the difference between the historically reported NAV and the Recalculated NAV.

2.1. Recognized Loss Amounts: Diversified Funds

The calculation of a Recognized Loss Amount will depend upon when the Diversified Fund Share was purchased or otherwise acquired, and in what amount.

    i.   For each share of the Diversified Fund purchased during the Class Period and redeemed prior to the close of trading on February 18, 2021, the Recognized Loss Amount is zero.

    ii.   For each share of the Diversified Fund purchased during the Class Period and held as of the close of trading on February 18, 2021, the Recognized Loss Amount is equal to the amount of inflation in the price at time of purchase (as indicated in Table 1 below) multiplied by the purchase price.

To reflect the difference in the standard of proof under the Securities Act and the number of Defendants identified in the Securities Act cause of action contributing to the Settlement Fund, the calculated Securities Act Recognized Loss Amount shall be multiplied by 2.21.[3]

2.2. Recognized Loss Amounts: Volatility Funds

The calculation of a Recognized Loss Amount will depend upon when the Volatility Fund share subscription was purchased or otherwise acquired, and in what amount.

    iii.   For each subscription amount of the Volatility Fund purchased during the Class Period and redeemed prior to the close of trading on February 22, 2021, the Recognized Loss Amount is zero.

    iv.   For each subscription amount of the Volatility Fund purchased during the Class Period and held as of the close of trading on February 22, 2021, the Recognized Loss Amount is equal to the amount of inflation in the price at time of purchase (as indicated in Table 2 below) multiplied by the purchase price.

3. ADDITIONAL PROVISIONS

The starting point for calculating a Claimant's Recognized Loss is to match the Claimant's purchases and acquisitions to their sales using the FIFO (*i.e.*, first-in-first-out) method. Under the FIFO method, each share of the Funds' redeemed during the Class Period will be matched, in chronological order against the respective share purchased or acquired during the Class Period.

The receipt or grant by gift, inheritance or operation of law of the Funds' Shares during the Class Period shall not be deemed a purchase, acquisition or sale of the shares of the Funds' for the

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[3] For example, under Section 11 of the Securities Act, plaintiffs need not prove intent to defraud; such proof is required under Section 10(b) of the Exchange Act. *See also The Police Ret. Sys. of St. Louis v. Granite Constr. Inc. et al.*, Order Report and Recommendation of Special Master, ECF No. 258, Case No. 3:19-cv-04744-WHA (N.D. Cal. Sept. 16, 2021) (finding application of 2.21 multiplier in plan of allocation for class members that possess claims under the Securities Act appropriate).

calculation of Recognized Loss, unless (i) the donor or decedent purchased or otherwise acquired such shares during the Class Period; (ii) no Proof of Claim was submitted by or on behalf of the donor, on behalf of the decedent, or by anyone else with respect to such shares; and (iii) it is specifically so provided in the instrument of gift or assignment.

An Authorized Claimant's Recognized Loss shall be the amount used to calculate the Authorized Claimant's *pro rata* share of the Net Settlement Fund. If the sum total of Recognized Loss of all Authorized Claimants who are entitled to receive payment out of the Net Settlement Fund is greater than the Net Settlement Fund, each Authorized Claimant shall receive his, her, or its *pro rata* share of the Net Settlement Fund. The *pro rata* share shall be the Authorized Claimant's Recognized Loss divided by the total of the Recognized Loss of all Authorized Claimants, multiplied by the total amount in the Net Settlement Fund. Given the costs of distribution, the Net Settlement Fund will be allocated among all Authorized Claimants whose distribution amount is $10.00 or greater.

Table 1 Diversified Fund

Date Range			Date Range		
Start Date	End Date	% Inflated	Start Date	End Date	% Inflated
Prior to 2/1/2017		0%	2/1/2019	2/28/2019	5.26%
2/1/2017	2/28/2017	1.56%	3/1/2019	3/31/2019	4.95%
3/1/2017	3/31/2017	3.80%	4/1/2019	4/30/2019	5.30%
4/1/2017	4/30/2017	3.97%	5/1/219	5/31/2019	6.20%
5/1/2017	5/31/2017	5.36%	6/1/2019	6/30/2019	7.86%
6/1/2017	6/30/2017	5.64%	7/1/2019	7/31/2019	8.52%
7/1/2017	7/31/2017	4.79%	8/1/2019	8/31/2019	8.63%
8/1/2017	8/31/2017	3.61%	9/1/2019	9/30/2019	9.17%
9/1/2017	9/30/2017	3.52%	10/1/2019	10/31/2019	11.29%
10/1/2017	10/31/2017	4.08%	11/1/2019	11/30/2019	11.16%
11/1/2017	11/30/2017	3.75%	12/1/2019	12/31/2019	12.26%
12/1/2017	12/31/2017	1.26%	1/1/2020	1/31/2020	12.90%
1/1/2018	1/31/2018	2.49%	2/1/2020	2/29/2020	20.94%
2/1/2018	2/28/2018	2.70%	3/1/2020	3/31/2020	42.57%
3/1/2018	3/31/2018	1.24%	4/1/2020	4/30/2020	41.39%
4/1/2018	4/30/2018	0.76%	5/1/2020	5/31/2020	39.03%
5/1/2018	5/31/2018	1.30%	6/1/2020	6/30/2020	36.29%
6/1/2018	6/30/2018	3.17%	7/1/2020	7/31/2020	34.33%
7/1/2018	7/31/2018	2.11%	8/1/2020	8/31/2020	30.32%
8/1/2018	8/31/2018	0.13%	9/1/2020	9/30/2020	30.09%
9/1/2018	9/30/2018	1.68%	10/1/2020	10/31/2020	30.47%
10/1/2018	10/31/2018	4.26%	11/1/2020	11/30/2020	25.84%
11/1/218	11/30/2018	5.48%	12/1/2020	12/31/2020	22.74%
12/1/2018	12/31/2018	4.90%	1/1/2021	1/31/2021	23.34%
1/1/2019	1/31/2019	4.41%	2/1/2021	2/18/2021	22.75%

Table 2 Volatility Fund

Date Range				Date Range		
Start Date	End Date	% Inflated		Start Date	End Date	% Inflated
Prior to 2/1/2017		0%		2/1/2019	2/28/2019	14.84%
2/1/2017	2/28/2017	3.21%		3/1/2019	3/31/2019	13.00%
3/1/2017	3/31/2017	4.12%		4/1/2019	4/30/2019	14.23%
4/1/2017	4/30/2017	2.94%		5/1/2019	5/31/2019	17.25%
5/1/2017	5/31/2017	2.78%		6/1/2019	6/30/2019	16.61%
6/1/2017	6/30/2017	2.72%		7/1/2019	7/31/2019	15.82%
7/1/2017	7/31/2017	8.28%		8/1/2019	8/31/2019	16.62%
8/1/2017	8/31/2017	11.90%		9/1/2019	9/30/2019	18.15%
9/1/2017	9/30/2017	12.08%		10/1/2019	10/31/2019	14.56%
10/1/2017	10/31/2017	13.70%		11/1/2019	11/30/2019	14.22%
11/1/2017	11/30/2017	11.18%		12/1/2019	12/31/2019	14.03%
12/1/2017	12/31/2017	16.90%		1/1/2020	1/31/2020	16.22%
1/1/2018	1/31/2018	14.80%		2/1/2020	2/29/2020	20.86%
2/1/2018	2/28/2018	15.02%		3/1/2020	3/31/2020	57.82%
3/1/2018	3/31/2018	11.39%		4/1/2020	4/30/2020	56.08%
4/1/2018	4/30/2018	12.32%		5/1/2020	5/31/2020	52.79%
5/1/2018	5/31/2018	11.05%		6/1/2020	6/30/2020	46.32%
6/1/2018	6/30/2018	15.25%		7/1/2020	7/31/2020	45.59%
7/1/2018	7/31/2018	13.53%		8/1/2020	8/31/2020	45.31%
8/1/2018	8/31/2018	9.70%		9/1/2020	9/30/2020	45.59%
9/1/2018	9/30/2018	7.70%		10/1/2020	10/31/2020	47.99%
10/1/2018	10/31/2018	13.25%		11/1/2020	11/30/2020	42.31%
11/1/2018	11/30/2018	10.84%		12/1/2020	12/31/2020	41.05%
12/1/2018	12/31/2018	10.60%		1/1/2021	2/22/2021	39.81%
1/1/2019	1/31/2019	14.22%				

DO I NEED TO CONTACT PLAINTIFFS' COUNSEL IN ORDER TO PARTICIPATE IN DISTRIBUTION OF THE SETTLEMENT FUND?

No. If you have received this Notice and timely submit your Proof of Claim and Release to the designated address, you need not contact Scott+Scott, Rosen, Robbins Geller, or Boies Schiller (together, "Plaintiffs' Counsel"). If your address changes, please contact the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

THERE WILL BE NO SETTLEMENT PAYMENTS
IF THE STIPULATION IS TERMINATED

The Stipulation may be terminated under several circumstances set forth therein. If the Stipulation is terminated, the Litigation will proceed as if the Stipulation had not been entered into.

WHAT ARE THE REASONS FOR SETTLEMENT?

The Settlement was reached after Plaintiffs' Counsel's thorough investigation, including the review of non-public documents and information provided by Settling Defendants that may have been produced by the Settling Defendants if the Litigation had proceeded. No court has reached any final decision in connection with Lead Plaintiffs' claims. Instead, Lead Plaintiffs and Settling Defendants have agreed to the Settlement, which was reached with the substantial assistance of a highly respected mediator of complex class actions. In reaching the Settlement, the Plaintiffs and the Settling Defendant Parties have avoided the cost, delay, and uncertainty of further litigation.

As in any litigation, Lead Plaintiffs and the proposed Class would face an uncertain outcome if they did not agree to the Settlement. The Plaintiffs expected that the Litigation could continue for a lengthy period of time and that, if Lead Plaintiffs succeeded, Settling Defendants would file appeals that would postpone final resolution of the Litigation. Continuation of the Litigation against Settling Defendants could result in a judgment greater than the Settlement. Conversely, continuing the Litigation could result in no recovery at all or a recovery that is less than the amount of the Settlement.

Lead Plaintiffs and Plaintiffs' Counsel believe that the Settlement is fair and reasonable to the Members of the Class. They have reached this conclusion for several reasons. Specifically, if the Settlement is approved, the Class will receive a certain and immediate monetary recovery. Additionally, Plaintiffs' Counsel believe that the significant and immediate benefits of the Settlement, when weighed against the significant risk, delay, and uncertainty of continued litigation, are a very favorable result for the Class.

WHO REPRESENTS THE CLASS?

The following attorneys are counsel for the Class:

SCOTT+SCOTT ATTORNEYS AT LAW LLP
DAVID SCOTT
THOMAS LAUGHLIN
AMANDA LAWRENCE
JACOB LIEBERMAN
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
(212) 223-6444

THE ROSEN LAW FIRM, P.A.
LAURENCE ROSEN
PHILLIP KIM
BRENT LAPOINTE
MICHAEL COHEN
275 Madison Avenue, 40th Floor
New York, NY 10016
(212) 686-1060

Lead Counsel in the State Action

ROBBINS GELLER RUDMAN & DOWD LLP
SAMUEL RUDMAN
DAVID ROSENFELD
ROBERT ROTHMAN
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-1173

BRIAN COCHRAN
655 W. Broadway, Suite 1900
San Diego, CA 92101
(619) 231-1058

BOISE SCHILLER FLEXNER LLP
JOHN ZACH
55 Hudson Yards, 20th Floor
New York, NY 10001

Lead Counsel in the Federal Action

If you have any questions about the Litigation or Settlement, you are entitled to consult with Plaintiffs' Counsel by contacting counsel listed above.

You may obtain a copy of the Stipulation by contacting the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

HOW WILL PLAINTIFFS' COUNSEL BE PAID?

Lead Counsel, on behalf of Plaintiffs' Counsel, will file a motion for an award of attorneys' fees and expenses that will be considered at the Settlement Hearing. Lead Counsel will apply for an attorneys' fee award for Plaintiffs' Counsel in the amount of up to one-third of the Settlement Amount, plus payment of Plaintiffs' Counsel's expenses incurred in connection with the Litigation. In addition, Lead Plaintiffs may seek an award for their efforts in representing the Class. Such sums, as the Court may approve, will be paid from the Settlement Fund. Class Members are not personally liable for any such fees or expenses.

The Fee and Expense Award requested will be the only payment to Plaintiffs' Counsel for their efforts in achieving the Settlement and for their risk in undertaking this representation on a wholly contingent basis. The fees requested will compensate Plaintiffs' Counsel for their work in achieving the Settlement. The Court will decide what constitutes a reasonable fee award and may award less than the amount requested by Lead Counsel.

CAN I EXCLUDE MYSELF FROM THE SETTLEMENT?

Yes. If you do not want to receive a payment from the Settlement, or you want to keep the right to sue or continue to sue Defendants on your own about the legal issues in the Litigation, then you must take steps to get out of the Class. This is called excluding yourself from, or "opting out" of, the Class. If you are requesting exclusion because you want to bring your own lawsuit based on the matters alleged in the Litigation, you may want to consult an attorney and discuss whether any individual claim that you may wish to pursue would be time-barred by the applicable statutes of limitation or repose.

To exclude yourself from the Class, you must send a signed letter by mail saying that you want to be excluded from the Class in the following Litigation: *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021. Be sure to include your name, address, telephone number, and the date(s), price(s), and number of shares that you purchased or acquired during the Class Period. Your exclusion request must be **postmarked no later than _____, 2022**, and sent to the Claims Administrator at:


Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843


You cannot exclude yourself by phone or e-mail. If you make a proper request for exclusion, you will not receive a settlement payment, and you cannot object to the Settlement. If you make a proper request for exclusion, you will not be legally bound by anything that happens in the Litigation.

CAN I OBJECT TO THE SETTLEMENT, REQUESTED ATTORNEYS' FEES, REQUESTED PAYMENT OF COSTS AND EXPENSES, REQUESTED PAYMENT TO THE LEAD PLAINTIFFS, AND/OR PLAN OF ALLOCATION?

Yes. If you are a Class Member, you may object to the terms of the Settlement. Whether or not you object to the terms of the Settlement, you may also object to the requested attorneys' fees, expenses, and Lead Plaintiffs' request for an award for representing the Class, and/or the Plan of Allocation. In order for any objection to be considered, you must file a written statement, accompanied by proof of Class membership, with the Court and send a copy to Lead Counsel and Settling Defendants' Counsel, at the addresses listed below **by ____, 2022**. The Court's address is Supreme Court of the State of New York, County of New York: Commercial Division, 60 Centre Street, New York, NY 10007; Lead Counsel's address is Scott+Scott Attorneys at Law LLP c/o Thomas Laughlin, The Helmsley Building, 230 Park Avenue, 17th Fl., New York, NY 10169; The Rosen Law Firm, P.A. c/o Phillip Kim, 275 Madison Avenue, 40th Fl., New York, NY 10016; Robbins Geller Rudman & Dowd LLP c/o Samuel Rudman, 58 South Service Road, Suite 320, Melville, NY 11747; and Defendants' Counsel's address is Morgan, Lewis & Bockius LLP, c/o Susan F. DiCicco, 101 Park Avenue, New York, NY 10178-0060; Duane Morris LLP, c/o James J. Coster, 230 Park Avenue, New York, NY 10178; Davis Wright Tremaine LLP, c/o James K. Goldfarb, 1251 Avenue of the Americas, 21st Floor, New York, NY 10020-1104; Faegre Drinker Biddle & Reath LLP, c/o William M. Connolly, One Logan Square, Suite 2000, Philadelphia, PA 19103-6996; Vedder Price, c/o Thomas P. Cimino, Jr., 222 North LaSalle Street, Chicago, Illinois 60601; Milbank LLP, c/o Sean M. Murphy, 55 Hudson Yards, New York, NY 10001; Arnold & Porter Kay Scholer LLP, c/o Veronica Callahan, 250 W. 55th Street, New York, NY 10001; Petrillo Klein & Boxer LLP, c/o Joshua Klein, 655 Third Avenue, 22nd Fl., New York, NY 10017. Any Class Member objections to any aspect of the Settlement must identify all other class action settlements the objector and his, her, or its counsel has objected to. Attendance at the Settlement Hearing is not necessary. Persons wishing to be heard orally at the Settlement Hearing are required to indicate in their written objection their intention to appear at the hearing and identify any witnesses they may call to testify and exhibits, if any, they intend to introduce into evidence.

WHAT IS THE DIFFERENCE BETWEEN OBJECTING AND EXCLUDING MYSELF FROM THE SETTLEMENT?

Objecting is telling the Court that you do not like something about the proposed Settlement, the Plan of Allocation, Lead Plaintiffs' request for an award for representing the Class, or Lead Counsel's request for an award of attorneys' fees and expenses. You can object only if you stay in the Class. Excluding yourself is telling the Court that you do not want to be part of the Class. If you exclude yourself, you have no basis to object because the Litigation no longer applies to you.

WHAT ARE MY RIGHTS AND OBLIGATIONS UNDER THE SETTLEMENT?

If you are a Class Member and you do not exclude yourself from the Class, you may receive the benefit of, and you will be bound by, the terms of the Settlement, as described in this Notice, upon approval by the Court.

HOW CAN I GET A SETTLEMENT PAYMENT?

In order to qualify for a settlement payment, you must timely complete and return the Proof of Claim and Release that accompanies this Notice. A Proof of Claim and Release is enclosed with this Notice and also may be downloaded at www.InfinityQSecuritiesSettlement.com. Read the instructions carefully. The Proof of Claim and Release may be completed in two ways: (1) by completing and submitting electronically at www.InfinityQSecuritiesSettlement.com by **11:59 p.m. EST on _____, 2022**; or (2) by mailing the claim form together with all documentation requested in the form, **postmarked no later than __, 2022**. If you do not submit a timely Proof of

Claim and Release with all of the required information, you will not receive a payment from the Settlement Fund; however, unless you expressly exclude yourself from the Class, as described above, you will still be bound in all other respects by the Settlement, Judgment, and releases contained in them.

WHAT CLAIMS WILL BE RELEASED BY THE SETTLEMENT?

If the Settlement is approved by the Court, the Court will enter a Judgment. If the Judgment becomes Final pursuant to the terms of the Stipulation, all Class Members shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever released, relinquished, and discharged any and all of the Released Defendants Parties from all Released Claims. If the Court approves the Settlement, then only Class Members who exclude themselves from the Settlement will be able to continue to litigate their claims on an individual basis in a separate lawsuit and not as a putative class action.

The parties and claims released by the Settlement, as set forth in the Stipulation, are defined below:

- "Related Parties" means, as applicable, each Plaintiff's, Class Member's, Plaintiff's Counsels', Settling Defendants', Settling Defendants' Counsels', or the Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled and controlling persons, associates, and affiliates and each and all of their respective present and former trustees, employees, members, partners, principals, officers, directors, controlling shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants, auditors, consultants, custodians, administrators, transfer agents, underwriters, investment bankers, distributors, commercial bankers, entities providing fairness opinions, general or limited partners or partnerships, limited liability companies, members, joint ventures and insurers and reinsurers of each of them, and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any person excluded from the definition of "Released Defendant Parties" in the last sentence of the paragraph below shall not be considered a Related Party in this definition.

- "Released Defendant Party" or "Released Defendant Parties" mean (i) The Trust for Advised Portfolios and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment advisors, distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iii) Quasar Distributors LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iv) EisnerAmper, Eisner Advisory Group, LLC, Eisner Partners SPV LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (v) the Volatility Fund and each of its

18

current and former parents, affiliates, subsidiaries, predecessors, successors, assigns, administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians, transfer agents, predecessors, successors, and assigns; (vii) for each of the foregoing in (i), (ii), (iii) (iv), (v), and (vi) all of their respective current and former officers, trustees, directors, partners, principals, members, managers, controlling persons, employees, attorneys, insurers, agents, representatives, consultants, and Related Parties, including but not limited to Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen; (vii) Potter and Velissaris in their capacity as directors or officers of IQCF, including their execution or discharge of their duties, powers, authorities or discretions as directors or officers of IQCF or their conduct of the business or affairs of IQCF (even if they were also acting in some other capacity while acting in their capacity as directors or officers of IQCF); and (viii) for Defendants who are natural persons, their spouses, family members, heirs, insurers, executors, trustees, Related Parties, and any trust of which any such person is settlor or which is for their benefit or the benefit of their spouses, family members, or heirs.

- "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing herein shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or the Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Funds, the Diversified Fund Shares, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to indemnification between or among Released Defendant Parties or any combination of Released Defendant Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced by any Released Defendant Party pursuant to an indemnification obligation, (b) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in the Stipulation, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees, (c) nothing in this Settlement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common or foreign law or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, or the Volatility Fund, and (d) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund or any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, each may have against each other.

• "Released Plaintiff Party" or "Released Plaintiff Parties" mean each and every Settlement Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

• "Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local statutory, common or foreign law or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation or that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in any of the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of the Funds during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its own right; (ii) claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) the claims of any Person who submits a timely request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined below. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in the Milwaukee Class Action, and (b) in the Oak Financial Action.

- "Unknown Claims" means: "Unknown Claims" means (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to the Settlement or seek exclusion from the Settlement Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

  A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party;

  and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code § 1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to or different from those that he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the

Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

For the avoidance of doubt, the Funds' prior and future distributions of net assets of the Funds are not part of this Settlement. Submitting a Proof of Claim and Release Form is required to participate in the Settlement but has no bearing on whether you as a current shareholder of the Funds will receive any future distributions made by the Funds. Similarly, objecting to or opting out of this Settlement has no bearing on whether you as a current shareholder of the Funds will receive any future distributions made by the Funds. Current shareholders of the Funds that have been subject to reduction in their distributions due to net gains obtained by such shareholders' purchases and redemptions of the Funds shares prior to February 19, 2021, may continue to have future distributions from the Funds reduced due to net gains.

Moreover, the Funds may pursue clawback claims against Class Members, or other current or former shareholders, to recoup proceeds received by such shareholders as a result of redemptions made prior to February 19, 2021, at artificially inflated prices. Proceeds received as a result of clawback claims could be distributed to the Funds' current shareholders by the Funds. The Parties estimate that a relatively small number of Class Members could be subjected to clawback claims. By way of example, based on TAP's preliminary analysis, of the more than 58,000 current and former shareholder accounts holding Diversified Fund shares, less than 1% (excluding any Defendants) that may have incurred Securities Act damages also realized net gains in excess of the maximum potential distribution from the Diversified Fund to which those shareholders would otherwise be entitled. Of these approximately 475 current and former shareholder accounts, 53 realized more than $25,000 in excess net gains; 31 realized more than $50,000 in excess net gains; and 16 realized more than $100,000 in excess net gains. The total excess net gains realized by those 475 shareholder accounts is approximately $10.3 million.

It is the intent of the Lead Plaintiffs and the Settling Defendants that the Settlement of this Action will, if approved, result in the release by all members of the Class of all claims, including those claims asserted in the Milwaukee Class Action, except for the claims of any plaintiff who opts out of the Settlement. Both the plaintiff and members of the putative class in the Milwaukee Class Action are members of the Class.

As described more fully in the Stipulation and its exhibits, any final verdict or judgment that may be obtained by or on behalf of the Class or a Class Member against the Non-Settling Defendants shall be reduced by the greater of: (a) an amount that corresponds to the percentage of responsibility of the Settling Defendants; or (b) the amount paid by or on behalf of the Settling Defendants to the Settlement Class or Settlement Class Member.

HOW CAN I REVIEW THE COMPLETE TERMS OF THE SETTLEMENT?

The above description of the proposed Settlement is only a summary. The complete terms are set forth in the Stipulation (including its exhibits), which may be obtained at www.InfinityQSecuritiesSettlement.com, or by contacting Lead Counsel listed above.

THE SETTLEMENT HEARING

The Court will hold a Settlement Hearing _____, 2022, at _:__.m., before the Honorable Andrew S. Borrok at the Supreme Court of the State of New York, County of New York: Commercial Division, 60 Centre Street, Courtroom 238, New York, NY 10007, for the purpose of determining whether: (i) the Settlement, as set forth in the Stipulation, for up to $48,000,000 in cash should be approved by the Court as fair, reasonable, and adequate; (ii) Judgment, as provided under the Stipulation, should be entered; (iii) to award Plaintiffs' Counsel attorneys' fees and expenses out of the Settlement Fund and, if so, in what amount; (iv) to pay Lead Plaintiffs for their efforts in representing the Class out of the Settlement Fund and, if so, in what amount; and (v) the Plan of Allocation should be approved by the Court. The Court may adjourn or continue the Settlement Hearing without further notice to members of the Class.

Any Class Member may appear at the Settlement Hearing and be heard on any of the foregoing matters; provided, however, that no such Person shall be heard unless his, her, or its objection is made in writing and is filed, together with proof of membership in the Class and with copies of all other papers and briefs to be submitted by them to the Court at the Settlement Hearing, with the Court no later than __, 2022, and showing proof of service on the following counsel:

23

SCOTT+SCOTT
ATTORNEYS AT LAW LLP
Thomas Laughlin
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
(212) 223-6444

THE ROSEN LAW FIRM, P.A.
Phillip Kim
275 Madison Avenue, 40th Floor
New York, NY 10016
(212) 686-1060

Lead Counsel in the State Action

ROBBINS GELLER
RUDMAN & DOWD LLP
Samuel Rudman
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-1173

Lead Counsel in the Federal Action

Unless otherwise directed by the Court, any Class Member who does not make his, her, or its objection in the manner provided herein shall be deemed to have waived all objections to the Settlement and shall be foreclosed from raising (in this or any other proceeding or on any appeal) any objection and any untimely objection shall be barred.

If you hire an attorney (at your own expense) to represent you for purposes of objecting, your attorney must serve a notice of appearance on counsel listed above and file it with the Court (at the address set out above) by no later than _____, 2022.

INJUNCTION

The Court has issued an order enjoining all Class Members from instituting, commencing, maintaining, or prosecuting any action in any court or tribunal that asserts Released Claims against any Released Party, pending Final determination by the Court of whether the Settlement should be approved.

HOW DO I OBTAIN ADDITIONAL INFORMATION?

This Notice contains only a summary of the terms of the proposed Settlement. The records in the Litigation may be examined and copied at any time during regular office hours, and subject to customary copying fees, at the Clerk of the Supreme Court of New York, County of New York. In addition, all of the Settlement documents, including the Stipulation, this Notice, the Proof of Claim and Release, and proposed Judgment, may be obtained by contacting the Claims Administrator at:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

In addition, you may contact Thomas Laughlin, Esq., Scott+Scott Attorneys at Law LLP, The Helmsley Building, 230 Park Avenue, 17th Floor, New York, NY 10169, (212) 223-6444; Phillip Kim, Esq., The Rosen Law Firm, P.A., 275 Madison Avenue, 40th Floor, New York, NY 10016, (212) 686-1060; or Samuel Rudman, Esq., Robbins Geller Rudman & Dowd LLP, 58 South Service Road, Suite 200, Melville, NY 11747, (631) 367-1173, if you have any questions about the Litigation or the Settlement.

DO NOT WRITE TO OR TELEPHONE THE COURT FOR INFORMATION.

SPECIAL NOTICE TO BANKS, BROKERS, AND OTHER NOMINEES

If you hold eligible shares as a nominee for a beneficial owner, then, within 14 business days after you receive this Notice, you must either: (i) send a copy of this Notice by First-Class Mail to all such Persons; or (ii) provide a list of the names and addresses of such Persons to the Claims Administrator:

Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

If you choose to mail the Notice and Proof of Claim and Release yourself, you may obtain from the Claims Administrator (without cost to you) as many additional copies of these documents as you will need to complete the mailing.

Regardless of whether you choose to complete the mailing yourself or elect to have the mailing performed for you, you may obtain reimbursement for, or advancement of, reasonable administrative costs actually incurred or expected to be incurred in connection with forwarding the Notice, and which would not have been incurred but for the obligation to forward the Notice, upon submission of appropriate documentation to the Claims Administrator.

25

DATED: _____

BY ORDER OF THE SUPREME COURT OF
NEW YORK, COUNTY OF NEW YORK:
COMMERCIAL DIVISION
THE HONORABLE ANDREW S. BORROK,
J.S.C.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION))))))	Index No. 651295/2021
	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
This Document Relates To:))	
The Consolidated Action))))	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,))))	Index No. 652906/2022
	CLASS ACTION
Plaintiff,)))	Part 53: Justice Andrew S. Borrok
v.))	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,))))	
Defendants.))	

EXHIBIT A-2
PROOF OF CLAIM AND RELEASE

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION)) This Document Relates To: The Consolidated Action	Index No. 651295/2021 CLASS ACTION Part 53: Justice Andrew S. Borrok

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok

PROOF OF CLAIM AND RELEASE

I.   GENERAL INSTRUCTIONS

1.   To recover as a Class Member based on the claims in the actions captioned *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021, and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022, both pending in the Supreme Court of the State of New York, County of New York (the "State Actions"), and *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y)), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (collectively, the "Litigation"), you must complete and sign this Proof of Claim and Release Form ("Proof of Claim"). If you fail to file a properly addressed Proof of Claim (as set forth in ¶3 below), your claim may be rejected, and you may be precluded from any recovery from the Net Settlement Fund created in connection with the proposed Settlement.

2.   Submission of this Proof of Claim, however, does not ensure that you will share in the proceeds of the Settlement of the Litigation.

3.   YOU MUST MAIL OR SUBMIT ONLINE YOUR COMPLETED AND SIGNED PROOF OF CLAIM, ACCOMPANIED BY COPIES OF THE DOCUMENTS REQUESTED HEREIN. ELECTRONIC VERSIONS OF THE PROOF CLAIM MUST BE SUBMITTED BY 11:59 P.M. EST **OR____, 2022**. IF YOU DO NOT COMPLETE AN ELECTRONIC PROOF OF CLAIM, THIS PROOF OF CLAIM FORM MUST BE COMPLETED AND MAILED BY FIRST-CLASS MAIL, POSTMARKED NO LATER THAN **____, 2022** TO THE CLAIMS ADMINISTRATION AS FOLLOWS:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

4.   If you are a Class Member and you do not timely request exclusion, you are bound by the terms of any judgment entered in the Litigation, including the releases provided therein, WHETHER OR NOT YOU SUBMIT A PROOF OF CLAIM.

II.   CLAIMANT IDENTIFICATION

You are a member of the Class if you: (i) purchased or otherwise acquired investor shares (Ticker Symbol IQDAX) and/or institutional shares (Ticker Symbol IQDNX) in Infinity Q Diversified Alpha Fund between February 22, 2016 and February 22, 2021, both dates inclusive (the "Class Period"); and/or (ii) invested through either the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period.

Use Part I of this form entitled "Claimant Identification" to identify each purchaser or acquirer of record ("nominee") of the shares that forms the basis of this claim.

THIS CLAIM MUST BE FILED BY THE ACTUAL BENEFICIAL PURCHASER(S) OR ACQUIRER(S) OR THE LEGAL REPRESENTATIVE OF SUCH PURCHASER(S) OR ACQUIRER(S) OF THE SHARES UPON WHICH THIS CLAIM IS BASED.

All joint purchasers or acquirers must sign this Proof of Claim. Executors, administrators, guardians, conservators, and trustees must complete and sign this Proof of Claim on behalf of persons represented by them and their authority must accompany this Proof of Claim and their titles or capacities must be stated. The Social Security (or taxpayer identification) number and telephone number of the beneficial owner may be used in verifying the claim. Failure to provide the foregoing information could delay verification of your claim or result in rejection of the claim.

III.   CLAIM FORM

Use Part II of this form entitled "Schedule of Transactions" to supply all required details of your transaction(s). If you need more space or additional schedules, attach separate sheets giving all of the required information in substantially the same form. Sign and print or type your name on each additional sheet.

On the schedules, provide all of the requested information with respect to *all* of your purchases and acquisitions of shares and/or subscriptions in Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period, whether such transactions resulted in a profit or a loss. You must also provide all of the requested information with respect to the number of shares and/or amount of subscriptions in the Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. that you held at the close of the Class Period, and as to your total purchases. Failure to report all such transactions may result in the rejection of your claim.

List each transaction separately and in chronological order, by trade date, beginning with the earliest. You must accurately provide the month, day, and year of each transaction you list.

COPIES OF BROKER CONFIRMATIONS OR OTHER DOCUMENTATION OF YOUR TRANSACTIONS IN THE FUND SHOULD BE ATTACHED TO YOUR PROOF OF CLAIM. FAILURE TO PROVIDE THIS DOCUMENTATION COULD DELAY VERIFICATION OF YOUR CLAIM OR RESULT IN REJECTION OF YOUR CLAIM.

NOTICE REGARDING ELECTRONIC FILES: Certain claimants with large numbers of transactions may request, or may be requested, to submit information regarding their transactions in electronic files. All such claimants MUST also submit a manually signed paper Proof of Claim whether or not they also submit electronic copies. If you wish to submit your claim electronically, you must contact the Claims Administrator at Gilardi & Co. LLC to obtain the required file layout. No electronic files will be considered to have been properly submitted unless the Claims Administrator issues to the claimant a written acknowledgment of receipt and acceptance of electronically submitted data.

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION
In re Infinity Q Diversified Alpha Fund Securities Litigation,
Index No. 651295/2021

PROOF OF CLAIM AND RELEASE

I.   CLAIMANT INFORMATION

The Claims Administrator will use this information for all communications regarding this Proof of Claim. If this information changes, you MUST notify the Claims Administrator in writing at the address above. Complete names of all persons and entities must be provided.

Beneficial Owner Name		
Address		
City	State	ZIP
Foreign Province	Foreign Country	
Day Phone	Evening Phone	
Email		
Social Security Number (for individuals)	OR	Taxpayer Identification Number (for estates, trusts, corporations, etc.)

II.   SCHEDULE OF TRANSACTIONS IN INFINITY Q DIVERSIFIED ALPHA FUND, INFINITY Q VOLATILITY ALPHA FUND, L.P., AND/OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD.

Purchases:

A.   Separately list each and every purchase of the securities of the Infinity Q Diversified Alpha Fund (the "Diversified Fund") and the Infinity Q Volatility Alpha Fund, L.P., and/or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (together, the "Volatility Fund") during the period from February 22, 2016 and February 22, 2021, inclusive (the "Class Period"), and provide the following information (*must be documented*):

Trade Date (List Chronologically) (Month/Day/Year)	Number of Shares of the Diversified Fund Purchased and/or Amount Subscribed in the Volatility Fund	Share Class (Diversified Fund Shares Only)	Price per Share (Diversified Fund Shares Only)	Total Cost (Excluding Commissions, Taxes, and Fees)

Sales:

B.   Separately list each and every sale of the securities of the Diversified Fund and the Volatility Fund during the period from February 22, 2016 and February 22, 2021, inclusive, and provide the following information (*must be documented*):

Trade Date (List Chronologically) (Month/Day/Year)	Number of Shares of the Diversified Fund Sold and/or Amount Redeemed from the Volatility Fund	Share Class (Diversified Fund Shares Only)	Price per Share (Diversified Fund Shares Only)	Amount Received (Excluding Commissions, Taxes, and Fees)

Ending Holdings:

C.   State the total number of shares of the Diversified Fund owned or amount subscribed in the Volatility Fund at the close of trading on February 22, 2021 (*must be documented*).

If additional space is needed, attach separate, numbered sheets, giving all required information, substantially in the same format, and print your name and Social Security or Taxpayer Identification number at the top of each sheet.

III.   SUBSTITUTE FORM W-9

Request for Taxpayer Identification Number:

Enter taxpayer identification number below for the Beneficial Owner(s). For most individuals, this is your Social Security Number. The Internal Revenue Service ("I.R.S.") requires such taxpayer identification number. If you fail to provide this information, your claim may be rejected.

Social Security Number (for individuals)	**or**	Taxpayer Identification Number (for estates, trusts, corporations, etc.)

YOU MUST READ AND SIGN THE RELEASE BELOW. FAILURE TO SIGN THE RELEASE MAY RESULT IN A DELAY IN PROCESSING OR THE REJECTION OF YOUR CLAIM.

IV.   SUBMISSION TO JURISDICTION OF COURT AND ACKNOWLEDGMENTS

       I (We) submit this Proof of Claim under the terms of the Stipulation described in the Notice. I (We) also submit to the jurisdiction of the Supreme Court of the State of New York, County of New York: Commercial Division, with respect to my (our) claim as a Class Member and for purposes of enforcing the release set forth herein. I (We) further acknowledge that I am (we are) bound by and subject to the terms of any judgment that may be entered in the Litigation. I (We) agree to furnish additional information to the Claims Administrator to support this claim if requested to do so. I (We) have not submitted any other claim covering the same purchases, acquisitions, or sales of Fund shares during the Class Period.

V.   RELEASE

1.   I (We) hereby acknowledge full and complete satisfaction of, and do hereby fully, finally, and forever settle, release, and discharge from the Released Claims each and all of the Released Defendant Parties, defined below.

2.　"Released Claims" means any and all of the Released Plaintiff Parties' claims, demands, rights, and causes of action and liabilities, whether based in law or equity, arising under federal, state, local statutory, common or foreign law or any other law, rule, or regulation, including both known and Unknown Claims, that were or could have been asserted in the Litigation that arise out of or relate in any way to both: (a) any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation; and (b) the purchase, acquisition, sale, redemption, or holding of the securities of Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. during the Class Period. Notwithstanding the foregoing, "Released Claims" do not include (i) claims asserted derivatively on behalf of TAP or the Diversified Fund or asserted by TAP or the Diversified Fund in its or their own right; (ii) the claims asserted on behalf of the Diversified Fund in *Rowan v. Infinity Q Capital Management LLC, et al.*, C.A. No. 2022-0176-MTZ (Del. Ch.); (iii) claims to enforce the Settlement; or (iv) claims of any Person who submits a request for exclusion that is accepted by the Court. "Released Claims" includes "Unknown Claims," as defined below. For the avoidance of doubt, Released Claims includes the claims alleged or that could have been alleged: (a) in *Sherck v. U.S. Bancorp Fund Services, LLC*, Case No. 2022CV000846 (Wis. Cir. Ct.) (the "Milwaukee Class Action"), and (b) in . *Oak Financial Group, Inc. v. Infinity Q Diversified Alpha Fund, et al.*, Case No. 1:21-cv-03249-FB-MMH (E.D.N.Y.) (the "Oak Financial Action").

3.　"Released Defendant Party" or "Released Defendant Parties" mean (i) The Trust for Advised Portfolios and each current and former series or portfolio thereof including the Diversified Fund, and each of their respective current and former affiliates, subsidiaries (including Infinity Q Commodity Fund Ltd. ("IQCF")), predecessors, successors, assigns, underwriters, investment bankers, investment advisors distributors, administrators, custodians, and transfer agents; (ii) U.S. Bancorp Fund Services, LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iii) Quasar Distributors LLC and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (iv) EisnerAmper LLP, Eisner Advisory Group, LLC, Eisner Partners SPV LLC, and each of their current and former parents, affiliates, subsidiaries, predecessors, successors, and assigns; (v) the Volatility Fund and each of its current and former parents, affiliates, subsidiaries, predecessors, successors, assigns, administrators, custodians, and transfer agents; (vi) each of the IQCM Parties and each of their current and former parents, affiliates, subsidiaries, investment advisors, administrators, custodians, transfer agents, predecessors, successors, and assigns; (vii) for each of the foregoing in (i), (ii), (iii), (iv), (v), and (vi) all of their respective current and former officers, trustees, directors, partners, principals, members, managers, controlling persons, employees, attorneys, insurers, agents, representatives, and consultants, including but not limited to the Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, and Steven J. Jensen; (vi) Potter and Velissaris in their capacity as directors or officers of IQCF, , including their execution or discharge of their duties, powers, authorities, or discretions as directors or officers of IQCF or their conduct of the business or affairs of IQCF; and (viii) for Settling Defendants who are natural persons, their spouses, family members, heirs, insurers, executors, trustees and any trust of which any such person is settlor or which is for their benefit or the benefit of their spouses, family members, or heirs.

4. "Released Plaintiff Party" or "Released Plaintiff Parties" means each and every Class Member, Lead Plaintiff, Lead Counsel, Plaintiffs' Counsel, and their Related Parties.

5. "Related Parties" means, as applicable, each Plaintiff's, Class Member's, Plaintiff's Counsels', Settling Defendants', Settling Defendants' Counsels', or the Volatility Fund's respective former, present, or future parents, subsidiaries, divisions, controlled and controlling persons, associates, and affiliates and each and all of their respective present and former employees, members, partners, principals, officers, directors, controlling shareholders, agents, attorneys, advisors (including financial or investment advisors), accountants, auditors, consultants, underwriters, investment bankers, commercial bankers, entities providing fairness opinions, general or limited partners or partnerships, limited liability companies, members, joint ventures, and insurers and reinsurers of each of them; and the predecessors, successors, estates, immediate family members, spouses, heirs, executors, trusts, trustees, administrators, agents, legal or personal representatives, assigns, and assignees of each of them, in their capacity as such. Any Person excluded from the definition of "Released Defendant Parties" in the last sentence of Section V.3 hereof shall not be considered a Related Party in this definition.

6. "Released Defendants' Claims" means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined below hereof, against Released Plaintiff Parties that arise out of or relate in any way to the institution, prosecution, or settlement of the claims against Settling Defendants in the Litigation, including under Rule 11 of the Federal Rules of Civil Procedure, or for any other fees or cost shifting, except for claims relating to the enforcement of the Settlement. For the avoidance of doubt, nothing herein shall be deemed to impair the rights of TAP, the Diversified Fund, or the Volatility Fund (i) to offset, when distributing the assets of the Diversified Fund or Volatility Fund, any net gains by Class Members (or other shareholders or limited partners) obtained by virtue of such shareholders' or limited partners' prior purchases and redemptions of the securities of the Diversified Fund or the Volatility Fund prior to February 19, 2021, or (ii) to pursue clawback claims against Class Members, other shareholders, or limited partners in respect of prior redemptions of the Diversified Fund or the Volatility Fund. As against Released Defendant Parties, "Released Defendants' Claims" also means any and all claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law or any other law, rule, or regulation including both known and Unknown Claims, as defined in the Stipulation hereof, that any Released Defendant Party may have against any other Released Defendant Party, and that arise out of or relate in any way to TAP, the Diversified Fund, Diversified Fund Shares, the Volatility Fund, the interests in the Volatility Fund, or any of the facts, matters, allegations, transactions, events, disclosures, statements, acts, or omissions involved, set forth, or referred to in the complaints in the Litigation, except that (a) "Released Defendants' Claims" do not include claims related to indemnification between or among Released Defendant Parties or any combination of Released Defendant

Parties (except claims related to indemnification against Quasar), including any rights to recover any funds advanced by any Released Defendant Party pursuant to any indemnification obligation, (b) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including any rights to recover any funds advanced to any Released Defendant Party pursuant to an indemnification obligation, and including both known and Unknown Claims, as defined in the Stipulation, each may have against any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees, (c) nothing in this Settlement shall constitute a release by any of the TAP Individual Defendants, Quasar, U.S. Bancorp, EisnerAmper Releasees, IQCM, the Volatility Fund, BFLP, Potter, Lindell, Velissaris and/or the IQCM Parties' Releasees of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, including, but not limited to, claims for indemnity, each may have against TAP, the Diversified Fund, of the Volatility Fund, and (d) nothing in this Settlement shall constitute a release by TAP, the Diversified Fund, or the Volatility Fund of any claims, demands, rights, causes of action, and liabilities, whether based in law or equity, arising under federal, state, local, statutory, common, or foreign law, or any other law, rule, regulation, contract, agreement, or governing instrument, including both known and Unknown Claims, as defined in the Stipulation, each may have against each other.

7.   "Unknown Claims" means: (a) any and all Released Claims that any of the Released Plaintiff Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Defendant Parties, which, if known by him, her, or it, might have affected his, her, or its settlement with and release of the Released Defendant Parties, or might have affected his, her, or its decision(s) with respect to the Settlement, including, but not limited to, whether or not to object to this Settlement or seek exclusion from the Class; and (b) any and all Released Defendants' Claims that any of the Released Defendant Parties do not know or suspect to exist in his, her, or its favor at the time of the release of the Released Plaintiff Parties or Released Defendant Parties that, if known by him, her, or it, might have affected his, her, or its settlement and release of the Released Plaintiff Parties or Released Defendant Parties. With respect to (a) any and all Released Claims against the Released Defendant Parties; and (b) any and all Released Defendants' Claims against the Released Plaintiff Parties, the Settling Parties stipulate and agree that, upon the Effective Date, the Settling Parties shall expressly waive, and each Released Plaintiff Party and Released Defendant Party shall be deemed to have, and by operation of the Judgment shall have expressly waived, the provisions, rights, and benefits of California Civil Code §1542, which provides:

> **A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party;**

and all provisions, rights, and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable, or equivalent to Cal. Civ. Code §1542. The Released Plaintiff Parties and Released Defendant Parties acknowledge that they may hereafter discover facts, legal theories, or authorities in addition to, or different from, those which he, she, it, or their counsel now knows or believes to be true with respect to the subject matter of the Released Claims or Released Defendants' Claims, but: (a) the Released Plaintiff Parties shall expressly, fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Plaintiff Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Claims against the Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, accrued or unaccrued, whether or not concealed or hidden, which now exist, or heretofore have existed, or may hereafter exist, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities; and (b) the Released Defendant Parties other than the Volatility Fund shall expressly fully, finally, and forever waive, compromise, settle, discharge, extinguish, and release, and each Released Defendant Party shall be deemed to have waived, compromised, settled, discharged, extinguished, and released, and upon the Effective Date, and by operation of the Judgment, shall have waived, compromised, settled, discharged, extinguished, and released, fully, finally, and forever, any and all Released Defendants' Claims against the Released Plaintiff Parties and Released Defendant Parties, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of any duty, law, or rule, without regard to the subsequent discovery or existence of such different or additional facts, legal theories, or authorities. The Settling Parties acknowledge, and the Released Plaintiff Parties and Released Defendant Parties shall be deemed, by operation of the Judgment, to have acknowledged that the foregoing waiver was separately bargained for and is an essential element of the Settlement of which this release is a part.

8.   I (We) hereby warrant and represent that I (we) have not assigned or transferred, or purported to assign or transfer, voluntarily or involuntarily, any matter released pursuant to this release or any other part or portion thereof.

9.   I (We) hereby warrant and represent that I (we) have included information about all of my (our) transactions in Fund shares that occurred during the Class Period, as well as the number of shares held by me (us) at the close of trading on February 22, 2021.

10. I (We) certify that I am (we are) NOT subject to backup tax withholding. (If you have been notified by the Internal Revenue Service that you are subject to backup withholding, please strike out the prior sentence.)

I (We) declare under penalty of perjury under the laws of the State of New York that all of the foregoing information supplied on this Proof of Claim by the undersigned is true and correct.

_____
Signature

_____
Date

_____
Print Name

_____
Email Address

_____
Day Telephone

_____
Evening Telephone

On Behalf of:

_____
(Print name of corporation, partnership, estate, or other entity if you are submitting this form on behalf of one of them.)

THIS PROOF OF CLAIM MUST BE SUBMITTED NO LATER THAN _____, 2022 AND MUST BE MAILED TO:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

A Proof of Claim received by the Claims Administrator shall be deemed to have been submitted when posted, if mailed by _____, 2022, and if a postmark is indicated on the envelope and it is mailed first class and addressed in accordance with the above instructions. In all other cases, a Proof of Claim shall be deemed to have been submitted when actually received by the Claims Administrator.

You should be aware that it will take a significant amount of time to process fully all of the Proofs of Claim and to administer the Settlement. This work will be completed as promptly as time permits, given the need to investigate and tabulate each Proof of Claim. Please notify the Claims Administrator of any change of address.

REMINDER CHECKLIST

o Please be sure to sign this Proof of Claim. If this Proof of Claim is submitted on behalf of joint claimants, then each claimant must sign.

o Please remember to attach supporting documents. **DO NOT** send any originals of certificates or other documentation as they will not be returned. Keep copies of everything you submit.

o **DO NOT** use highlighter on the Proof of Claim or any supporting documents.

o If you desire an acknowledgment of receipt of your Proof of Claim, please send it Certified Mail, Return Receipt Requested, or its equivalent.

o If you move or change your address, telephone number, or email address, please submit the new information to the Claims Administrator, as well as any other information that will assist us in contacting you. NOTE: Failure to submit updated information to the Claims Administrator may result in the Claims Administrator's inability to contact you regarding issues with your claim or deliver payment to you.

**THIS PROOF OF CLAIM MUST BE SUBMITTED NO LATER THAN
_____, 2022 AND MUST BE MAILED TO:**

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040
Telephone: (888) 710-2843

Online Submissions:
www.InfinityQSecuritiesSettlement.com

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
This Document Relates To:	
The Consolidated Action	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,	Index No. 652906/2022
Plaintiff,	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
v.	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,	
Defendants.	

EXHIBIT A-3
SUMMARY NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK: COMMERCIAL DIVISION

In re INFINITY Q DIVERSIFIED ALPHA FUND SECURITIES LITIGATION	Index No. 651295/2021
	CLASS ACTION
	Part 53: Justice Andrew S. Borrok
This Document Relates To:	
The Consolidated Action	
DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated,	Index No. 652906/2022
	CLASS ACTION
Plaintiff,	Part 53: Justice Andrew S. Borrok
v.	
INFINITY Q CAPITAL MANAGEMENT LLC, et al.,	
Defendants.	

SUMMARY NOTICE OF PROPOSED SETTLEMENT OF CLASS ACTION

TO: **ALL PERSONS THAT EITHER: (I) PURCHASED OR OTHERWISE ACQUIRED INVESTOR SHARES (TICKER SYMBOL IQDAX) AND/OR INSTITUTIONAL SHARES (TICKER SYMBOL IQDNX) IN INFINITY Q DIVERSIFIED ALPHA FUND BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021, BOTH DATES INCLUSIVE (THE "CLASS PERIOD"); AND/OR (II) INVESTED THROUGH THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY ALPHA OFFSHORE FUND, LTD. DURING THE CLASS PERIOD**

THIS NOTICE WAS AUTHORIZED BY THE COURT. IT IS NOT A LAWYER SOLICITATION. PLEASE READ THIS NOTICE CAREFULLY AND IN ITS ENTIRETY.

YOU ARE HEREBY NOTIFIED that a hearing will be held on _____, 2022, at _:_.m., before the Honorable Andrew Borrok, J.S.C., Supreme Court of New York, County of New York: Commercial Division, 60 Centre Street, Courtroom 238, New York, NY 10007, to determine whether: (1) the proposed settlement of the above-captioned consolidated actions (the "State Action"), along with *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.*), Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y), pending in the United States District Court for the Eastern District of New York (the "Federal Action") (the State Action and Federal Action together referred to as, the "Litigation"), as set forth in the Amended Stipulation of Settlement ("Stipulation") dated September 7, 2022, for up to $48,000,000 in cash should be approved by the Court as fair, reasonable, and adequate, including consideration of any objections or opt-outs submitted Class Members; (2) the Judgment, as provided under the Stipulation, should be entered; (3) to award Plaintiffs' Counsel attorneys' fees and expenses out of the Settlement Fund (as defined in the Notice of Proposed Settlement of Class Action ("Notice"), as discussed below), and, if so, in what amount; (4) to award Lead Plaintiffs for representing the Class out of the Settlement Fund and, if so, in what amount; (5) the Plan of Allocation should be approved by the Court as fair, reasonable, and adequate; and (6) to consider any opt-outs or objections received by the Court.

The Litigation collectively refers to the State Action and the Federal Action brought on behalf of persons who invested in the Infinity Q Diversified Alpha Fund, the Infinity Q Volatility Alpha Fund, L.P., or the Infinity Q Volatility Alpha Offshore Fund, Ltd. (the "Funds") during the Class Period, against parties associated with the Funds for allegedly misstating and omitting material facts from the Registration Statements and Prospectuses filed with the U.S. Securities and Exchange Commission and in statements made by certain Defendants during the Class Period. Lead Plaintiffs allege that these purportedly false and misleading statements resulted in overstated valuations of the assets held by the Funds, and that the Class Members suffered damages when the truth was revealed. Defendants deny all of Lead Plaintiffs' allegations.

IF YOU INVESTED IN THE INFINITY Q DIVERSIFIED ALPHA FUND, THE INFINITY Q VOLATILITY ALPHA FUND, L.P., OR THE INFINITY Q VOLATILITY

ALPHA OFFSHORE FUND, LTD. BETWEEN FEBRUARY 22, 2016 AND FEBRUARY 22, 2021, YOUR RIGHTS MAY BE AFFECTED BY THE SETTLEMENT OF THE LITIGATION.

To share in the distribution of the Settlement Fund, you must establish your rights by submitting a Proof of Claim and Release form ("Proof of Claim") by mail **(postmarked no later than _____, 2022)** or electronically **(no later than 11:59 p,m. on ____, 2022 at www.InfinityQSecuritiesSettlement.com).** Your failure to submit your Proof of Claim by _____, 2022, will subject your claim to rejection and preclude your receiving any of the recovery in connection with the Settlement of the Litigation. If you are a member of the Class and do not request exclusion therefrom, you will be bound by the Settlement and any judgment and release entered in the Litigation, including, but not limited to, the Judgment, whether or not you submit a Proof of Claim.

If you have not received a copy of the Notice, which more completely describes the Settlement and your rights thereunder (including your right to object to the Settlement), and a Proof of Claim, you may obtain these documents, as well as a copy of the Stipulation and other settlement documents, online at www.InfinityQSecuritiesSettlement.com, or by writing to:

In re Infinity Q Diversified Alpha Fund Securities Litigation Settlement
Gilardi & Co. LLC
P.O. Box 8040
San Rafael, CA 94912-8040

Inquiries should NOT be directed to the Defendants, Court, or Clerk of the Court. Inquiries, other than requests for the Notice or a Proof of Claim, may be made to Lead Counsel:

SCOTT+SCOTT
ATTORNEYS AT LAW LLP
Thomas Laughlin
The Helmsley Building
230 Park Avenue, 17th Floor
New York, NY 10169
(212) 223-6444

THE ROSEN LAW FIRM, P.A.
Phillip Kim
275 Madison Avenue, 40th Floor
New York, NY 10016
(212) 686-1060

Lead Counsel in the State Action

4

ROBBINS GELLER
RUDMAN & DOWD LLP
Samuel Rudman
58 South Service Road, Suite 200
Melville, NY 11747
(631) 367-1173

Lead Counsel in the Federal Action

IF YOU DESIRE TO BE EXCLUDED FROM THE CLASS, YOU MUST SUBMIT A REQUEST FOR EXCLUSION SUCH THAT IT IS **POSTMARKED BY , 2022,** IN THE MANNER AND FORM EXPLAINED IN THE NOTICE. ALL MEMBERS OF THE CLASS WHO HAVE NOT REQUESTED EXCLUSION FROM THE CLASS WILL BE BOUND BY THE SETTLEMENT EVEN IF THEY DO NOT SUBMIT A TIMELY PROOF OF CLAIM.

IF YOU ARE A CLASS MEMBER, YOU HAVE THE RIGHT TO OBJECT TO THE SETTLEMENT, PLAN OF ALLOCATION, REQUEST BY PLAINTIFFS' COUNSEL FOR AN AWARD OF ATTORNEYS' FEES AND EXPENSES, AND/OR AWARD TO LEAD PLAINTIFFS FOR REPRESENTING THE CLASS. ANY OBJECTION MUST BE FILED WITH THE COURT AND MAILED TO LEAD COUNSEL AND DEFENDANTS' COUNSEL SUCH THAT IT IS POSTMARKED, **BY _____, 2022,** IN THE MANNER AND FORM EXPLAINED IN THE NOTICE.

DATED: _____   BY ORDER OF THE SUPREME COURT OF
                               NEW YORK, COUNTY OF NEW YORK:
                               COMMERCIAL DIVISION
                               THE HONORABLE ANDREW S. BORROK,
                               J.S.C.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF NEW YORK

	)	Case No. 21-cv-01047-FB-MMH
In re INFINITY Q DIVERSIFIED ALPHA	)	
FUND AND INFINITY Q VOLATILITY	)	
ALPHA FUND, L.P. SECURITIES	)	CLASS ACTION
LITIGATION	)	
	)	
	)	
	)	
This Document Relates To:	)	
	)	
All Actions	)	

EXHIBIT C
STIPULATION OF VOLUNTARY DISMISSAL

STIPULATION OF VOLUNTARY DISMISSAL

WHEREAS, this is a putative class action brought under the federal securities law (the "Federal Action");

WHEREAS, on March 31, 2022, this Court entered an Order appointing Schiavi + Company LLC DBA Schiavi + Dattani ("Schiavi and Dattani") as Lead Plaintiff in the Federal Action, and appointing Robbins Geller Rudman & Dowd LLP and Boies Schiller Flexner LLP as Co-Lead Counsel in the Federal Action;

WHEREAS, two related putative class actions, captioned *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct. Comm. Div.) and *Dominus Multimanager Fund, Ltd. v. Infinity Q Capital Management LLC, et al.*, Index No. 652906/2022 (N.Y. Sup. Ct. Comm. Div.) respectively (together, the "State Action"), assert claims under the federal securities laws and/or common law causes of action based on substantially similar allegations as are asserted in the Federal Action;

WHEREAS, during 2021 and 2022, Lead Plaintiffs and the various plaintiffs in the State Action jointly participated in mediation efforts to reach a global settlement with the defendants of the claims asserted in both the Federal Action and the State Actions, which efforts were conducted under the auspices of Robert A. Meyer, Esq., a highly experienced, independent mediator (the "Mediator");

WHEREAS, following an extended period of arm's-length negotiations, Lead Plaintiff Schiavi and Dattani and Plaintiff Dominus Multimanager Fund, Ltd. and the plaintiffs in the State Action (on behalf of themselves and the common class that they all seek to represent), as well as certain of the defendants referenced below, agreed to settle both the Federal Action and the State Action on a class-wide basis;

WHEREAS, pursuant to a Stipulation of Settlement dated as of August 17, 2022, signed on behalf of all plaintiffs and certain of the defendants in the Federal and State Action.

WHEREAS, pursuant to an Amended Stipulation of Settlement dated September 7, 2022 (the "Stipulation"), signed on behalf of all plaintiffs and additional defendants in the Federal and State Action the Settling Parties[1] have agreed in the interests of administrative efficiency to seek judicial approval of the Settling Parties' proposed global, class-wide settlement in the State Court, under the procedures for obtaining such approvals provided for under the New York Civil Practice Law and Rules;

WHEREAS, the parties to the Stipulation have further agreed that, as part of the proposed Settlement, the Lead Plaintiffs shall cause the Federal Action to be voluntarily dismissed, with prejudice, conditional upon (a) the State Court's entry of an Order and Judgment (substantially in the form attached as Exhibit B to the Stipulation) approving the proposed Stipulation of Settlement; (b) that Order and Judgment becoming final and non-appealable; and (c) the occurrence of the "Effective Date", as that term is defined in the Stipulation;

WHEREAS, Fed. R. Civ. P. 41(a)(1)(A)(ii) provides that "the plaintiff may dismiss an action without a court order by filing . . . (ii) a stipulation of dismissal signed by all parties who have appeared;" and

WHEREAS, no class has been certified in the Federal Action, or is proposed to be certified in the Federal Action as part of the Settlement, and accordingly Fed. R. Civ. P. 23(e) does not impact Lead Plaintiffs' ability to file this Stipulation of Voluntary Dismissal pursuant to Fed. R. Civ. P. 41(a)(1)(A)(ii);

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[1] Unless otherwise defined herein, all capitalized terms shall maintain the same meanings as those set forth in the Stipulation.

IT IS THEREFORE STIPULATED AND AGREED, pursuant to Fed. R. Civ. P. 41(a)(1)(A)(ii), by and on behalf of the Lead Plaintiff, and defendants Trust for Advised Portfolios, including Infinity Q Diversified Alpha Fund, Quasar Distributors LLC, U.S. Bancorp Fund Services, LLC, EisnerAmper LLP, Christopher E. Kashmerick, John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis, Russell B. Simon, Steven J. Jensen, Infinity Q Capital Management LLC, Infinity Q Equity, LLC, James Velissaris, Scott Lindell, Leonard Potter, and Bonderman Family Limited Partnership, LP (collectively, the "Settling Defendants"), by their undersigned counsel, that the Federal Action solely as against each of the foregoing named defendants and Infinity Q Volatility Alpha Offshore Fund. Ltd., and Infinity Q Volatility Alpha Fund, L.P. (collectively, with the Settling Defendants, the "Defendants") is voluntarily dismissed subject to the following conditions:

1. This dismissal shall be without prejudice, and without costs;

2. This dismissal shall automatically be converted to a dismissal "with prejudice," and operate as an adjudication on the merits, upon the occurrence of the Effective Date of the Stipulation, as that term is defined therein; and

3. In the event that the Effective Date does not occur, Defendants consent to entry of an order, upon motion by Lead Plaintiffs (including pursuant to Fed. R. Civ. P. 60(b)(6)), to re-instate this Federal Action as against the Settling Defendants, with all Parties returning to their respective litigation positions in this Federal Action as of the date of the Stipulation of Settlement.

Dated: _____, 202__

ROBBINS GELLER RUDMAN & DOWD LLP _____ SAMUEL RUDMAN DAVID ROSENFELD ROBERT ROTHMAN 58 South Service Road, Suite 200 Melville, NY 11747 BRIAN COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 BOISE SCHILLER FLEXNER LLP JOHN ZACH 55 Hudson Yards, 20th Floor New York, NY 10001 ***Federal Lead Counsel and Counsel for Federal Plaintiffs***	MORGAN, LEWIS & BOCKIUS LLP _____ SUSAN F. DICICCO JOSEPH E. FLOREN MATTHEW R. LADD ROBERT H. O'LEARY 101 Park Avenue New York, NY 10178-0060 ***Counsel for Trust for Advised Portfolios (including the Diversified Fund), Christopher E. Kashmerick, Russell B. Simon, and Steven J. Jensen***
DUANE MORRIS LLP _____ JAMES J. COSTER MICHAEL A. CABIN 230 Park Avenue New York, NY 10178 ***Counsel for John C. Chrystal, Albert J. DiUlio, S.J., Harry E. Resis***	DAVIS WRIGHT TREMAINE LLP _____ JAMES K. GOLDFARB CAMERON MATHESON 1251 Avenue of the Americas 21st Floor New York, NY 10020-1104 ***Counsel for Quasar Distributors, LLC***

FAEGRE DRINKER BIDDLE & REATH LLP _____ WILLIAM M. CONNOLLY BRIAN P. MORGAN One Logan Square, Suite 2000 Philadelphia, PA 19103-6996 **_Counsel for EisnerAmper LLP_**	VEDDER PRICE _____ THOMAS P. CIMINO, JR. JOSHUA D. NICHOLS 222 North LaSalle Street Chicago, Illinois 60601 **_Counsel for U.S. Bancorp Fund Services, LLC_**
MILBANK LLP _____ SEAN M. MURPHY 55 Hudson Yards New York, NY 10001 **_Counsel for Infinity Q Capital Management LLC, Bonderman Family Limited Partnership, LP, and Leonard Potter_**	PETRILLO KLEIN & BOXER LLP _____ JOSHUA KLEIN 655 Third Avenue 22nd Floor New York, NY 10017 **_Counsel for Scott Lindell_**
ARNOLD & PORTER KAYE SCHOLER LLP _____ VERONICA CALLAHAN 250 W 55th St New York, NY 10001 **_Counsel for James Velissaris and Infinity Q Management Equity, LLC_**	

At IAS Part 53 of the Supreme Court of the State of New York, held in and for the County of New York, at the Courthouse located at 60 Centre Street, New York, New York on the 19 day of ~~August~~ September 2022

PRESENT: **HON. ANDREW BORROK J.S.C.**
Justice

DOMINUS MULTIMANAGER FUND, LTD., Individually and on Behalf of All Others Similarly Situated, Plaintiff, v. INFINITY Q CAPITAL MANAGEMENT LLC, et al., Defendants.	Index No. 652906/2022 CLASS ACTION Part 53: Justice Andrew S. Borrok Seq. 002

[~~PROPOSED~~] ORDER TO SHOW CAUSE

Upon reading the annexed Affirmation of Phillip Kim, dated September 7, 2022 ("Kim Affirmation"), and the attached exhibits, and all pleadings and proceedings relevant to this action and the related action, *In re Infinity Q Diversified Alpha Fund Securities Litigation*, Index No. 651295/2021 (N.Y. Sup. Ct.) ("*Infinity Q*"),[1] it is hereby:

ORDERED that the parties show cause before this Court, at the Courthouse located at 60 Centre Street, Part 53, Room 238, New York, New York, 10007, on the 17 day of October, 2022, at 10:30 a.m., or as soon thereafter as counsel can be heard, why an order should not be issued:

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[1] On August 17, 2022, plaintiffs and certain defendants executed a Stipulation of Settlement [NYSCEF 7] and filed an unopposed [Proposed] Order to Show Cause, which sought preliminary approval of that settlement [NYSCEF 5]. Subsequently, the parties reached a global settlement, which is now before the Court.

1.   preliminarily approving the parties' Amended Stipulation of Settlement (the "Stipulation"), attached as Exhibit 1 to the Kim Affirmation, which resolves as against all defendants defined in the Stipulation as the Settling Defendants the claims raised in this action and *Infinity Q* (together, the "State Action") as well as the claims against the Settling Defendants raised in *In re Infinity Q Diversified Alpha Fund and Infinity Q Volatility Alpha Fund Securities Litigation* (formerly known as *Yang v. Trust for Advised Portfolios, et al.)*, Case No. 1:21-cv-01047-FB-MMH (E.D.N.Y) (the "Federal Action");

2.   entering the proposed Preliminary Approval Order, attached as Exhibit A to the Stipulation, as well as submitted separately with the preliminary approval motion;

3.   directing the date and time for a Settlement Hearing at which time the Court will consider whether the Settlement should be finally approved, along with entry of Final Judgment; and

4.   granting such other and further relief as the Court deems proper; and it is further ORDERED that no additional submissions are necessary because Settling Defendants do not oppose this motion.

IT IS SO ORDERED.

DATED: ___September 19___, 2022



THE HONORABLE ANDREW S. BORROK, J.S.C.